Filed pursuant to Rule 253(g)(2)

File No. 024-10777

OFFERING CIRCULAR

IRON BRIDGE MORTGAGE FUND, LLC

9755 SW Barnes Road, Suite 420

Portland, Oregon 97225

(503) 225-0300

Best Efforts Offering of

$33,000,000

SENIOR SECURED DEMAND NOTES

___________________

Iron Bridge Mortgage Fund, LLC (the “Company”), which does business as Iron Bridge Lending, engages in the business of making commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate or for real estate-related purposes throughout the United States. The Company is not an investment company as defined under the Investment Company Act of 1940, and investors will not have the protections provided therein.

This Offering Circular relates to the offer and sale on a best efforts basis of up to an aggregate of $33,000,000 of the Company’s Senior Secured Demand Notes (“Senior Notes”). The offering will commence as soon as this Offering Circular has been qualified by the United States Securities and Exchange Commission and will remain open until the Company has sold Senior Notes with an aggregate purchase price of $33,000,000, unless earlier terminated in the Company’s sole discretion. As provided in rules promulgated by the Securities and Exchange Commission, the Company may issue pursuant to a qualified offering up to $50,000,000 of Senior Notes in any 12 month period. The Company is offering the Senior Notes on an ongoing basis and the amount of Senior Notes offered pursuant to this Offering Circular has been reduced to reflect Senior Notes sold within the 12 months prior to this Offering Circular. Senior Notes will be sold at a price equal to the principal amount of such Senior Note, subject to a minimum investment of $50,000; provided that the Company’s Manager, in its sole discretion, may waive this requirement with respect to any investor. See “Description of Senior Notes” on Page 66 and “Plan of Distribution” on Page 70 this Offering Circular.

Generally (if you are not an “accredited investor” as defined for purposes of Regulation D under the Securities Act), no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(c) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Investing in the Senior Notes involves risks and there is no guaranty that you will not suffer a loss on your investment. Before investing in a Senior Note, you should carefully read the discussion of material risks of investing in the Senior Notes in “Risk Factors” beginning on Page 5 of this Offering Circular. This Offering Circular supersedes any prior offering circular with respect to the Senior Notes.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY NOTES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE NOTES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE NOTES OFFERED ARE EXEMPT FROM REGISTRATION.

	Price to public	Underwriting discount and commissions (2)	Proceeds to Issuer (3)
Per Senior Note	(1)	$0	(1)
Total Minimum	$50,000	$0	$50,000
Total Maximum	$33,000,000	$0	$33,000,000

________

(1)	The Senior Notes will be issued in a principal amount based on the individual investment.
(2)	We do not intend to use commissioned sales agents or underwriters.
(3)

Represents proceeds to the Company. All expenses related to the offering, including legal fees, accounting, printing and distribution expenses are paid by the Company. See “Use of Proceeds” on Page 17.

The date of this Offering Circular is October 22, 2020

The Company is following the disclosure format prescribed by Part II of Form 1-A.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information you should consider before deciding whether to purchase our Senior Notes. The summary is subject to, and qualified in its entirety by reference to, the detailed provisions of this Offering Circular, and the other agreements associated with this offering. You should carefully read this entire Offering Circular, including the information under the heading “Risk Factors.” References to “we,” “us” or “our” mean Iron Bridge Mortgage Fund, LLC.

THE COMPANY
THE COMPANY:

Iron Bridge Mortgage Fund, LLC, is an Oregon limited liability company, doing business as Iron Bridge Lending (the “Company”). The Company engages in the business of making commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. More information about the Company can be found at www.ironbridgelending.com.

MANAGEMENT:

Iron Bridge Management Group, LLC, an Oregon limited liability company, manages the Company as its manager (the “Manager”). The Manager has responsibility for the Company’s investment decisions and selecting, negotiating and administering the Company’s loans. The Manager is owned by Gerard Stascausky and operated by its Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky. The Manager’s principal office is located at 9755 SW Barnes Road, Suite 420, Portland, OR 97225, and its telephone number is 503-225-0300.

THE OFFERING
OFFERING:

The Company may issue pursuant to a qualified offering up to $50,000,000 of Senior Notes in any 12 month period. The Company is offering the Senior Notes on an ongoing basis and the amount of Senior Notes offered pursuant to this Offering Circular has been reduced to reflect Senior Notes sold within the 12 months prior to the date of this Offering Circular. As of the effective date of this Offering Circular, the Company is offering up to an aggregate of $33,000,000 in Senior Secured Promissory Notes (“Senior Notes”) that represent a secured debt obligation of the Company at a price equal to the principal amount of such Senior Notes. A purchaser of Senior Notes is referred to herein as a “Senior Noteholder.” The minimum principal investment is $50,000; provided that the Manager, in its sole discretion, may waive this requirement with respect to any investor.

USE OF PROCEEDS:

The Company intends to use the proceeds from this offering to fund loans (“Portfolio Loans”) to borrowers (“Portfolio Borrowers”). The Company does not intend to use the proceeds for the purpose of funding offering or operational expenses, or repurchasing Equity Program interests, Junior Notes, Senior Notes or Bank Borrowings, but because of the nature of the Company’s cash flows, some proceeds from time to time may be used for such purposes.

PERMITTED PURCHASERS:

Investors that are not “accredited investors,” as defined for purposes of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”) will not be permitted to purchase more than 10% of the greater of the investor’s annual income or net worth (for natural persons) or revenue or net assets (for entities).

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THE NOTES
MATURITY:

Each Senior Note shall have a term commencing on the date of issue (“Issue Date”) and expiring on the Maturity Date. The “Maturity Date” is the date that is 30 days after the date that the Company receives the Senior Noteholder’s written demand for payment; provided that the Manager, in its sole discretion, may extend the Maturity Date by up to three months.

INTEREST:

Each Senior Note will bear simple interest on the unpaid principal amount of the Senior Note at the rate of interest per annum specified in this Offering Circular or the most recent supplement to this Offering Circular (the “Interest Rate”). The Interest Rate may be changed by the Company at any time, provided that (i) the Interest Rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, (ii) the Interest Rate may not be changed more than once during any 90 day period, and (iii) the Interest Rate change is applied to all Senior Notes outstanding. The Company will provide written notice to each Senior Noteholder before making any change in the Interest Rate (“Rate Change Notice”). The effective date of the change in Interest Rate for any Senior Note will be the date that is 90 days after the date of the Rate Change Notice. Accrued interest will be computed daily on the basis of a 365-day year and applied to the actual number of days for which the principal is outstanding. Any change in Interest Rate on outstanding Senior Notes will be effected as an accounting adjustment in the account of the holders of outstanding Senior Notes. The Company will not issue new or replacement Senior Notes to the holders of outstanding Senior Notes.

At the time the Company issues any Rate Change Notice, it will file with the SEC and distribute to prospective investors a supplement to this Offering Circular that will fully disclose the material terms of the prospective interest rate change. Prior to the effective date of any pending interest rate change, the Company will file with the SEC a post-qualification amendment to the Offering Statement or a supplement to the Offering Circular that will disclose the new interest rate and will be distributed with the Offering Circular beginning on the effective date of the interest rate change.

As of the date of this Offering Circular, the Interest Rate is six percent (6%). On August 27, 2020, the Company issued a Rate Change Notice announcing that the Interest Rate on the Senior Notes will be reduced from six percent (6%) to five and one-half percent (5.5%) effective November 25, 2020 (the “Interest Rate Change”). The Interest Rate Change will apply to all Senior Notes that are outstanding on November 25, 2020 and to all Senior Notes that are issued on or after November 25, 2020 and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a supplement thereto.

On or around the effective date of the above Interest Rate Change, the Company intends to issue a further Rate Change Notice (“Follow-on Rate Change Notice”), and file with the SEC and distribute to prospective investors a corresponding supplement to the Offering Circular, announcing that the Interest Rate on the Senior Notes will be further reduced from five and one-half percent (5.5%) to five percent (5%) (the “Follow-on Rate Change”). Such Follow-on Rate Change would be effective ninety (90) days after the date of the Follow-on Rate Change Notice, and would apply to all Senior Notes that are outstanding on the effective date, and to all Senior Notes that are issued on or after the effective date and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a supplement thereto. The Company reserves the right in its sole discretion to delay, modify or abandon the Follow-on Rate Change at any time prior to issuing the Follow-on Rate Change Notice.

The Company monitors the interest rate environment and market conditions and considers whether changes in the Interest Rate are appropriate on an ongoing basis. Subject to the procedures and limitations described above, the Company may make additional changes to the Interest Rate at any time.

PAYMENT TERMS:

The Company will make monthly payments of accrued interest only on each Senior Note. Principal and accrued interest may be prepaid in whole or in part at any time without penalty. All payments shall be allocated first to payment of unpaid accrued interest, if any, then to unpaid principal. All unpaid accrued interest and unpaid principal will be due and payable on the Maturity Date.

In the event there are insufficient funds available to pay accrued interest and principal in full as they become due and payable, the Company will direct payment of such interest and principal pro rata among Senior Noteholders in accordance with the relative amounts of unpaid accrued interest and principal on the then-outstanding Senior Notes.

In the event that the Company is in default with respect to its Bank Borrowings, the Company may be precluded from making payments under the Senior Notes until the default has been cured.

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SECURITY INTEREST:

Senior Noteholders will be creditors of the Company and will maintain a security interest in all assets of the Company that is senior to the interests of the ten percent participating preferred equity investors (the “Equity Program”) and senior to the security interests of the secured, seven percent interest rate, six month maturity, promissory notes (the “Junior Notes” or “Junior Noteholders”).

The Senior Notes will be secured by all of the assets of the Company, including but not limited to bank accounts, Portfolio Loans, and personal property of the Company, whether tangible or intangible, either now owned or hereafter acquired (the “Collateral”) pursuant to the Security Agreement for the benefit of the Senior Noteholders between the Company and Carr Butterfield, LLC, as Collateral Agent (the “Security Agreement”). The Company has limited fixed, tangible assets and its primary assets are Portfolio Loans.

Other bank lenders may obtain a senior security interest in some or all of the Company’s assets as discussed below; however, total debt outstanding, including debt held by Senior Noteholders, Junior Noteholders and other bank lenders, may not exceed eighty percent (80%) of total assets. In the event that the Company is in default with respect to its bank lenders, the Company may be precluded from making payments under the Senior Notes until the default has been cured.

SUBORDINATION TO BANK BORROWINGS:

The Company has a $40 million line of credit with Western Alliance Bank, which is senior in security interest in all of the Company’s assets, including Senior Notes. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

From time to time the Company may replace or enter into other secured or unsecured revolving lines of credit or other borrowings with bank lenders for the purpose of providing the Company with additional funds to manage daily Portfolio Loan funding and payoffs, or for other liquidity purposes (a “Bank Borrowing”). Senior Noteholders are agreeing that a secured Bank Borrowing may have a security interest in all or some of the collateral securing a Senior Note that is senior in priority as to either or both its payment or exercise of remedies to the security interest of the Senior Noteholders under the Security Agreement. The Company is authorized by the Senior Noteholders to enter into such agreements and instruments with the lender of a Bank Borrowing on terms as required by the Company to effect the priority of the security interest and conditions to the enforcement rights of the senior lender under the Bank Borrowing with respect to the Collateral.

TRANSFER RESTRICTIONS; LIQUIDITY:

Investors will not be permitted to sell, assign, transfer, pledge, or otherwise dispose of all or any part of their Senior Notes in the Company, without the prior written consent of the Manager, which may be given or withheld in its sole discretion.

REINVESTMENT PROGRAM:

In lieu of receiving payment of interest monthly, a Senior Noteholder may request reinvestment of interest payments at the time of the subscription for its Senior Note or in writing upon 30 days’ prior notice, subject to the investor suitability requirements discussed above. Upon acceptance of the request, in the sole discretion of the Company, monthly interest payments may be added to principal of the outstanding Senior Note as and when they come due (“Roll-over Interest”). Senior Noteholders who elect to have their monthly interest payments reinvested will benefit from monthly compounding.

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EVENTS OF DEFAULT:

An “Event of Default” will be deemed to have occurred under the Senior Notes upon the Company’s failure to pay interest or principal when due, any default under indebtedness that results in acceleration of the maturity of a material amount of indebtedness of the Company, any breach in any material respects of any material covenant or obligation of the Company under the Senior Notes or the related agreements, any representation or warranty made by the Company in the Senior Notes or the related agreements proving to be false in any material respect, or certain events involving bankruptcy or the appointment of a receiver. Upon an Event of Default, all unpaid principal and accrued interest, if any, shall become immediately due and payable either automatically in the event of a default because of events involving bankruptcy or the appointment of a receiver, or at the option of Senior Noteholders holding a majority of the principal of the outstanding Senior Notes (“Majority of Interest”). Individual Senior Noteholders, unless a Majority of Interest, will not be able to accelerate payment under the Senior Notes in the event of a default.

AMENDMENTS TO SENIOR NOTEHOLDER AGREEMENTS:

No modification or waiver of any provision of the purchase agreement for the Senior Notes (the “Senior Note Purchase Agreement”), the Senior Notes or the Security Agreement or consent to departure therefrom shall be effective unless in writing and approved by the Company and a Majority of Interest of Senior Noteholders.

ACCOUNTING AND REPORTS TO SENIOR NOTEHOLDERS:

Annual audited financials concerning the Company’s business affairs will be provided to Senior Noteholders. Each Senior Noteholder will receive a copy of the Company’s income statement, balance sheet and statement of cash flows prepared by an Independent Certified Public Accountant, along with the Senior Noteholder’s respective 1099-INT.

The Company will also provide Senior Noteholders with (i) monthly interest statements related to their investment accounts, and (ii) quarterly financial reports, including management’s discussion and analysis, portfolio metrics and unaudited financial statements.

The Company’s books and records are maintained on the accrual basis for accounting purposes and for reporting income and losses for federal income tax purposes.

In connection with this offering, the Company will also be required to file with the SEC annual, semiannual, and current event reports for at least the fiscal year in which this Offering Circular was qualified and for so long as offers and sales made in reliance on this Offering Circular are ongoing.

COVENANTS

Among other covenants provided to Senior Noteholders, the Company has agreed that the aggregate amount of debt provided by the Junior Notes, Senior Notes and Bank Borrowings, if any, may not exceed eighty percent (80%) of total assets (the “Maximum Debt Covenant”). In addition, the Company has agreed to (a) perfect the security interest of the Senior Noteholders; (b) to make all payments ratably among the outstanding Senior Notes in proportion to the aggregate principal and interest amount payable under each such Senior Note, subject to the Company’s discretion to prepay all or a portion of certain Senior Notes; (c) require the Managing Directors to devote such amount of their business time to the operations of the Company and the Manager as is reasonably necessary to effectively manage the affairs of the Company and the Manager; (d) keep the Company books in accordance with GAAP and have such books audited at the end of each fiscal year; (e) transmit tax reporting information and certain financial statements to the Senior Noteholders; (f) use commercially reasonable efforts to prevent the structure of any co-lending activity from constituting an investment in a fractionalized mortgage, interest in a mortgage pool, tenancy in common, or other security; (g) make all mortgage loans in the United States and it territories; and (h) to perform its obligations under the Senior Notes, the Security Agreement, the Senior Note Subscription Agreement and the Senior Note Purchase Agreement. The Company also agrees not to amend the Operating Agreement in a manner that materially and adversely affects the Senior Noteholders, except to the extent approved by a Majority of Interest.

UNDERWRITING GUIDELINES

The Company has established the following underwriting guidelines to try to minimize risk and maximize the preservation of capital for investors: (a) All of the Company’s Portfolio Loans are secured by first lien deeds of trust or mortgages on real property; (b) The Company does not lend more than 70% of the estimated after-repair value of the real estate collateral; (c) The Company does not lend without assessing the borrower’s ability and willingness to pay, and; (d) The Company does not lend unless the borrower has a clearly defined exit strategy.

DEFENSIVE ATTRIBUTE OF BUSINESS MODEL

The following is a list of defensive business model attributes that we believe have contributed to the Company’s performance between 2009 and 2019: (a) The Company does not rely on increases or decreases in real estate prices; (b) The Company generally makes short term loans of 12 months or less that enable both the Company and its Portfolio Borrowers to adapt quickly to changing economic conditions; (c) Changes in interest rates do not require the Company to reprice its Portfolio Loans, minimizing interest rate risk; (d) The Company’s Portfolio Borrowers are more price setters than price takers; (e) The Company’s loan portfolio is primarily secured by residential real estate, which we believe to be a more defensive asset class relative to assets correlated to other sectors of the economy; (f) The Company’s business model generates strong and stable monthly recurring revenues, which means the Company is well positioned to cover interest payments; (g) Investor capital is further protected by the value of the underlying real estate collateral, and; (h) Senior Noteholders are further secured by approximately $46 million in subordinate (at risk first) investor capital. See “Defensive Attribute of Business Model” on Page 20, “Analysis of Interest Coverage” on Page 55, and “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details.

AGREEMENT TO ELECTRONIC COMMUNICATION

Senior Noteholders consent and agree that all communications may be delivered by the Company by posting such communications to your online account or by sending such communications to your designated email address. Email communications may include attachments or embedded links. Communications that you agree to accept electronically would include, without limitation, all subscription documents, deposit and withdrawal forms, monthly account statements, tax forms, rate change notices, disclosures, and other information. However, Senior Noteholder may send communication to the Company by regular mail.

Your consent also permits the Company to obtain your electronic signature if you choose to sign certain communications electronically. If you do sign electronically, your electronic signature will bind you to the terms and conditions to the same extent as if you signed the Communications on paper with an ink signature.

SENIOR NOTEHOLDERS ARE STRONGLY ADVISED TO NEVER WIRE FUNDS TO THE COMPANY PRIOR TO CONFIRMING THE COMPANY’S WIRE INSTRUCTIONS OVER THE PHONE. YOU SHOULD CALL THE COMPANY’S PHONE NUMBER AT 503-225-0300 TO CONFIRM WIRE INSTRUCTIONS.

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RISK FACTORS

Investing in the Senior Notes involves risks and there is no guaranty that you will not suffer a loss on your investment. You should carefully consider the following risk factors together with all of the other information included in this Offering Circular in evaluating an investment in the Company’s Senior Notes. If any of the following risks were to occur, the Company’s business, financial condition, results of operations, cash flows and ability to make cash distributions could be materially adversely affected, and you could experience a loss on your investment. Where applicable, we have provided references to additional information within this Offering Circular to help you determine if these risks are acceptable.

Risks Related to the Offering and the Senior Notes

The Senior Notes are not insured or guaranteed by the FDIC or any third party, so repayment of the Senior Notes depends upon the collateral securing our Portfolio Loans and our ability to manage our business so as to generate adequate cash flows to repay the Senior Notes.

The Senior Notes are not certificates of deposit or similar obligations or guaranteed by any depository institution and are not insured by the FDIC or any governmental or private insurance fund, or any other entity. Therefore, you are dependent upon our ability to manage our business so as to generate adequate cash flows to repay the Senior Notes.

There will not be any market for the Senior Notes, so you should only purchase them if you do not have any need for your money prior to the maturity of the Senior Note.

The Senior Notes are not listed on a national securities exchange or authorized for quotation on the NASDAQ Stock Market or any securities exchange. Accordingly, there will be no trading market for the Senior Notes. Except as described elsewhere in this Offering Circular, you have no right to require early redemption of the Senior Notes prior to the Maturity Date. You should only purchase these Senior Notes if you do not have the need for your money prior to the maturity of the Senior Note.

There is no sinking fund to ensure repayment of the Senior Notes at maturity, so you are totally reliant upon our ability to generate adequate cash flows to repay the Senior Notes. As such, there is no guaranteed return on your investment.

We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the Senior Notes upon maturity. Because funds are not set aside periodically for the repayment of the Senior Notes over their respective terms, you must rely on our consolidated cash flows from operations, investing and financing activities. To the extent cash flows from operations and other sources are not sufficient to repay the Senior Notes, the Company may have insufficient funds available to pay amounts owed pursuant to the Senior Notes.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate whether the Company’s interest coverage ratios, cash flow from Portfolio Loan payoffs and credit line availability, loan to value ratios and asset coverage ratios are sufficiently adequate to repay your Senior Note. See “Analysis of Interest Coverage” on Page 55, “Portfolio Roll Forward Analysis” on Page 49, “Bank Borrowings” on Page 47 and “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details.

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We may not generate sufficient distributable cash flow to support the interest payments required by the Senior Notes.

We must generate a certain amount of revenue each month in order to make the interest payments we are obligated to make under the Senior Notes. The amount of cash we can pay on our Senior Notes principally depends upon the amount of cash we generate from our Portfolio Loans and rental properties, which will fluctuate from month to month based on, among other things:

•	the interest payments received on our Portfolio Loans;

•	the rents and other income received;

•	the fees and expenses of the Company;

•	the fees and expenses of the Manager and its affiliates that we may be required to reimburse;

•	the amount of cash reserves established by our Manager; and

•	other business risks affecting our cash levels.

In addition, the actual amount of cash flow that we generate will depend on other factors, some of which are beyond our control, including:

•	overall domestic and global economic and industry conditions;

•	the price and availability of alternative lending sources for our Portfolio Borrowers;

•	the rate of Portfolio Loan payoffs; and

•	the impact of governmental laws and regulations.

From Company inception (April 2009) through the effective date of this Offering Circular, all investors in any investment program sponsored by the Company, its Manager or its principals have received interest payments and the return of investment capital when or before due. However, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate whether the Company’s interest coverage ratios, cash flow from Portfolio Loan payoffs and credit line availability, loan to value ratios and asset coverage ratios are sufficiently adequate to repay your Senior Note. See “Analysis of Interest Coverage” on Page 55, “Portfolio Roll Forward Analysis” on Page 49, “Bank Borrowings” on Page 47 and “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details.

The Senior Notes are and will be subordinated to Bank Borrowings.

The Senior Notes are senior to the Company’s existing Junior Notes and Equity Program interests, and subordinate to the Company’s Bank Borrowings or any replacement or addition to such borrowings. See “Financial Statements” beginning on Page F-1 and “Liquidity and Capital Resources” Page 47 for information regarding Senior Notes, Junior Notes, Equity Program and Bank Borrowings. The Senior Note Purchase Agreement that governs the terms of the Senior Notes does not have any restrictions on our ability to incur senior, secured Bank Borrowings other than the Maximum Debt Covenant. Consequently, in the event of our bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the holders of Bank Borrowings will be entitled to proceed against the collateral that secures such indebtedness and such collateral will not be initially available for satisfaction of any amounts owed under the Senior Notes, and the Bank Borrowings will be entitled to be paid in full prior to any right of Senior Noteholders to receive payment. The Senior Notes may similarly be subordinated to statutorily protected interests, such as liens in connection with unpaid taxes and construction liens.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate whether the Company’s interest coverage ratios, cash flow from Portfolio Loan payoffs and credit line availability, loan to value ratios and asset coverage ratios are sufficiently adequate to repay your Senior Note. See “Analysis of Interest Coverage” on Page 55, “Portfolio Roll Forward Analysis” on Page 49, “Bank Borrowings” on Page 47, and “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details.

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We may be unable to repay the Senior Notes at maturity or upon default.

On the Maturity Date of a Senior Note, or in the event of a default under the Senior Note Purchase Agreement, Senior Notes or Security Agreement, the Company may not have sufficient funds available at such time to make the required repayment of the principal and accrued and unpaid interest on the Senior Notes. In addition, the loan agreements for our Bank Borrowings contain, and any future credit agreements or other agreements relating to our Bank Borrowings may provide that a designated event constitutes an event of default under that agreement. At maturity, the Manager, in its sole discretion, may extend the Maturity Date of a Senior Note by up to three months. If the Company extends the Maturity Date, payment of the Senior Notes would be delayed until that date. If the Company receives demands for payment from Senior Noteholders collectively holding more than thirty percent (30%) of the unpaid principal amounts of all outstanding Senior Notes, the Company may elect to extend the Maturity Date for all Senior Notes while the Company liquidates and winds up its Portfolio Loans. If any agreement governing the Company’s Bank Borrowings prohibits the Company from repaying the Senior Notes when obligated to do so, the Company could seek the consent of the holders of Bank Borrowings to repay the Senior Notes or attempt to refinance the Bank Borrowings. If the Company does not obtain such consent to repay the Senior Notes, the Company would not be permitted to repay the Senior Notes until the prohibitions imposed by the Bank Borrowings have been lifted. The Company’s failure to repay Senior Notes would constitute an Event of Default, which might constitute a default under the terms of our other indebtedness.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate whether the Company’s interest coverage ratios, cash flow from Portfolio Loan payoffs and credit line availability, loan to value ratios and asset coverage ratios are sufficiently adequate to repay your Senior Note and the Bank Borrowings. See “Analysis of Interest Coverage” on Page 55, “Portfolio Roll Forward Analysis” on Page 49, “Bank Borrowings” on Page 47 and “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details.

A Majority of Interest is necessary to accelerate payments under the Senior Notes.

If an Event of Default occurs, your remedies as an individual Senior Noteholder may be limited. A Majority of Interest may, on behalf of all Senior Noteholders accelerate payment under the Senior Notes to exercise and enforce their rights, as provided under the Security Agreement. Furthermore a Majority of Interest may elect to waive such rights and remedies in their discretion. A Senior Noteholder, acting alone, will have no recourse to accelerate payment under the Senior Notes, unless they individually hold a Majority of Interest. If an Event of Default occurs and a Majority of Interest of Senior Noteholders waives or otherwise declines to enforce your rights and remedies under your Senior Note, you will be without individual recourse with respect to such Event of Default. A Senior Noteholder may contact the Collateral Agent pursuant to the Security Agreement, to coordinate a Majority of Interest, but there is no guarantee that a Majority of Interest will elect to accelerate payment of the Senior Notes.

The Company is permitted to incur more debt, which may intensify the risks associated with current leverage, including the risk that the Company will be unable to service its debt.

The Senior Note Purchase Agreement does not prohibit the Company from incurring any indebtedness or other liabilities except to the extent borrowings exceed the Maximum Debt Covenant. If the Company incurs additional debt, the risks associated with its leverage, including the risk that the Company will be unable to service its debt, will increase.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate whether the Company’s Maximum Debt Covenant, interest coverage ratios, cash flow from Portfolio Loan payoffs and credit line availability, loan to value ratios and asset coverage ratios are sufficiently adequate to repay your Senior Note. See “Leveraging the Portfolio” on Page 52, “Analysis of Interest Coverage” on Page 55, “Portfolio Roll Forward Analysis” on Page 49, “Bank Borrowings” on Page 47 and “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details.

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The Manager has discretion to redeem Equity Program interests or prepay the Junior Notes and Senior Notes in the Company prior to the maturity of the Senior Notes.

Under the terms of the Company’s Operating Agreement and the Junior Notes and Senior Notes, the Manager may redeem Equity Program interests in the Company, reducing Equity Program interests to a minimum of 20 percent of total assets, or prepay the Junior Notes or Senior Notes under certain circumstances. If the Manager chooses to use Company cash to redeem Equity Program interests in the Company or prepay any Junior Notes or Senior Notes, Senior Noteholders face the risk of the Company having less cash flow available to pay the Senior Notes at maturity, and in the case of a redemption of Equity Program interests or prepayment of Junior Notes, a reduction in Equity Program or Junior Note capital protection for Senior Noteholders. If the Company is unable to continue to generate cash flow or asset values diminish following an Equity Program redemption, Junior Note or Senior Note prepayment, Senior Noteholders face a greater risk of loss of investment.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate whether a minimum of 20 percent Equity Program capital, as defined by the Maximum Debt Covenant, combined with the subordinate Junior Note capital outstanding, provides sufficient investment protection. See “Leveraging the Portfolio” on Page 52 for additional details regarding the minimum Equity Program capital required, and “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details regarding the loan-to-value and asset coverage ratios for Senior Noteholders.

The Company may change the rate of interest payable on the Senior Notes with a 90 day notice.

Each Senior Note will bear simple interest on the unpaid principal amount of the Senior Note at the rate of interest per annum specified in this Offering Circular or the most recent supplement to this Offering Circular (the “Interest Rate”). The Company may change the interest rate at any time, provided that (i) the interest rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, and (ii) the interest rate change is applied to all Senior Notes outstanding. The Company provides written notice to each Senior Noteholder before making any change in the interest rate and the rate change will not become effective until 90 days after the notice. The Company monitors the interest rate environment and market conditions and considers whether changes in the Interest Rate are appropriate on an ongoing basis. Subject to the procedures and limitations described above, the Company may make additional changes to the Interest Rate at any time. If the interest rate is decreased, Senior Noteholders may receive less income from the Senior Notes than they would have had the interest rate stayed the same or increased. In the event the Company changes the interest rate, Senior Noteholders may demand payment of their Senior Notes prior to the date when the interest rate change becomes effective. As of the date of this Offering Circular, the Interest Rate is six percent (6%), but pursuant to a Rate Change Notice issued by the Company on August 27, 2020, the Interest Rate will be reduced from six percent (6%) to five and one-half percent (5.5%) effective November 25, 2020. In addition, on or around the effective date of the Interest Rate change to 5.5%, the Company intends to announce a further reduction in Interest Rate from five and one-half percent (5.5%) to five percent (5%), which would become effective on or around February 23, 2021.

Senior Noteholders will not have the protection of a trustee, an indenture or the provisions of the Trust Indenture Act of 1939.

Because this offering is being made in reliance on an exemption from registration under the Securities Act, it is not subject to the Trust Indenture Act of 1939. Consequently, purchasers of Senior Notes will not have the protection of an indenture setting forth obligations of the Company for the protection of the Senior Noteholders or a trustee appointed to represent their interests.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to determine if you are adequately secured by the Collateral and Security Agreement. The Senior Notes will be secured by all of the assets of the Company, including but not limited to bank accounts, Portfolio Loans, and personal property of the Company, whether tangible or intangible, either now owned or hereafter acquired (the “Collateral”) pursuant to the Security Agreement for the benefit of the Senior Noteholders between the Company and the law firm Carr Butterfield, LLC, as Collateral Agent (the “Security Agreement”).

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You will not have the benefit of an independent review of the terms of the Senior Notes, the Offering Circular or our Company as is customarily performed in an initial underwritten public offering.

The Senior Notes are being offered by the Company on a “best efforts” basis without an underwriter or placement agent. Therefore, you will not have the benefit of an underwriter or placement agent to perform an independent review of the terms of the Senior Notes, the Offering Circular, or our Company.

For this reason, you should read this Offering Circular and consult your investment, tax, and other professional advisors prior to deciding whether to invest in the Senior Notes.

Risks Related to the Business

Any deterioration in the housing industry or economic conditions could result in a decrease in demand and pricing for new and rehabilitated residential properties, which secure our Portfolio Loans, and could have a negative impact on our business and reduce the likelihood we will be able to generate enough cash to repay the Senior Notes.

The Portfolio Borrowers to whom we make loans use the proceeds of our loans to construct or rehabilitate residential properties. A Portfolio Borrower’s ability to repay our loans is based primarily on the amount of money generated by selling the properties they have constructed or rehabilitated, and thus, the Portfolio Borrowers’ ability to repay our loans is based primarily on the amount of money generated by the sale of such properties.

The housing industry is cyclical and residential real estate values are typically affected by the demand for and supply of properties, which can change due to many national and regional factors, such as:

•	employment level and job growth;

•	demographic trends, including population increases and decreases and household formation;

•	availability of financing for homebuyers;

•	interest rates;

•	affordability of residential properties;

•	consumer confidence;

•	Cost of building materials and labor;

•	Government action or inaction

•	Civil unrest, acts of war or terrorism;

•	Acts of God, including pandemics, earthquakes, hurricanes and other natural disasters,

•	levels of new and existing residential properties for sale, including foreclosed properties and properties held by investors and speculators; and

•	housing demand generally.

These conditions may occur on a national scale or may affect some of the regions or markets in which we operate more than others.

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To mitigate risk, we generally lend at no more than 70 percent of the estimated after-repair values of the residential properties our Portfolio Borrowers are building or rehabilitating, providing an estimated minimum of 30 percent borrower equity in the projects to secure our Portfolio Loans. However, these values are determined shortly prior to loan funding. If the values of properties in markets in which we lend drop fast enough to cause our Portfolio Borrowers losses that are greater than their equity in the property, we may not be paid back the full amount on our loans. If these loan losses occur across our Portfolio Loans at generally the same time, it may impair our ability to pay interest or principal on the Senior Notes.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate whether the Company’s interest coverage ratios, cash flow from Portfolio Loan payoffs and credit line availability, loan to value ratios and asset coverage ratios are sufficiently adequate to repay your Senior Note. See “Analysis of Interest Coverage” on Page 55, “Portfolio Roll Forward Analysis” on Page 49, “Bank Borrowings” on Page 47 and “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details.

Our historical loan portfolio performance may not be indicative of future performance.

The Company began making investment loans as Iron Bridge Mortgage Fund, LLC on April 1, 2009. Although the Manager and its Managing Directors may have achieved favorable returns on previous Portfolio Loans, the performance of past investments cannot be relied upon to predict the Company’s success.

Our operations are not subject to the stringent banking regulatory requirements designed to protect investors, so repayment of your investment is completely dependent upon the successful operation of our business.

Our operations are not subject to the regulatory requirements imposed upon the operations of commercial banks, savings banks, and thrift institutions, and are not subject to periodic compliance examinations by federal or state banking regulators. For example, we will not be well diversified in our loan portfolio across multiple sectors of the economy, and we cannot benefit from government programs designed to protect regulated financial institutions. Therefore, an investment in the Senior Notes does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on Senior Notes purchased by a Senior Noteholder is completely dependent upon the successful operation of our business. To the extent that we do not successfully operate our business, our ability to pay interest and principal on the Senior Notes will be impaired.

If the proceeds from the issuance of Senior Notes exceed the cash flow needed to fund Portfolio Loans, we may not be able to invest all of the funds in a manner that generates sufficient income to pay the interest on the Senior Notes. In such an event, we may return your investment.

There can be no assurance that loans of a suitable nature will be available in the market. It is possible that the Company will be less invested in Portfolio Loans than we expect, if sufficiently attractive loan opportunities are not identified. Our ability to pay interest on our debt, including the Senior Notes, pay our expenses, and cover loan losses is dependent upon interest and fee income we receive from loans extended to our Portfolio Borrowers. If we are not able to lend to a sufficient number of Portfolio Borrowers at high enough interest rates, we may not have enough interest and fee income to meet our obligations, which could impair our ability to pay interest and principal to you. In such an event, the Company may elect to return investor capital, and/or determine not to accept further capital, over holding investor capital in a low yielding bank account.

Our cost of funds is substantially higher than that of banks.

Because we do not offer FDIC insurance, our Senior Notes offer significantly higher rates than bank CDs. As a result, our cost of funds is higher than banks’ cost of funds. This may make it more difficult for us to compete against banks if they become competitive in our niche lending market in large numbers. This would have a material adverse effect on the Company’s profitability.

Our Portfolio Loan investments are determined by the Manager, with no input from Senior Noteholders.

A Senior Noteholder must rely upon the ability of the Manager to identify, structure, and service Portfolio Loans consistent with the Company’s investment objectives. Accordingly, no person should purchase Senior Notes from the Company unless he or she is willing to entrust all aspects of the management, financing, and development of a Project to the Portfolio Borrower, and the management of the Company, valuation of the Projects securing Portfolio Loans and the terms of the Portfolio Loans to the Manager.

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We may be subject to risks resulting from conflicts of interest between the Company and the Manager and its principals and affiliates.

There may be certain conflicts of interest between the Company and the Manager, its principals and their affiliates. These include:

•

Time Demands. The Manager’s primary business activity during the life of the Company is the management of the Company. However, the Manager or its Managing Directors may pursue investment and lending activities away from the Company. Their interests and activities in connection with such other investments may create a conflict in time demands with the Company’s interests.

•

Disproportionate Interest of Manager. The Company’s Manager receives management fees that are proportionally greater than the interest payable to Senior Noteholders. Accordingly, the Manager’s risk profile with respect to the use of the Company’s capital may diverge from that of the Senior Noteholders.

•

Potential Conflicts of Interest in Selecting Portfolio Loan Investments. The Manager may encounter various potential conflicts of interest in selecting Portfolio Loan investments for the Company in the event that the Manager sponsors other mortgage funds that pursue similar investment strategies as the Company.

See “Conflicts of Interest” on Page 65 for greater details about these conflicts.

Increased lender competition may decrease our profitability, which would adversely affect our ability to make payments on the Senior Notes.

We may experience increased competition for business from other companies and financial institutions that are willing to extend the same types of loans that we extend at lower interest rates and/or fees. These competitors also may have substantially greater resources, lower cost of funds, and a better-established market presence. If these companies increase their marketing efforts to our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates, interest income or fees could have an adverse impact on our profitability and our ability to make payments on the Senior Notes.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate the interest coverage ratios of the Senior Notes and determined if you are comfortable with the interest coverage ratios and associated risk. See “Analysis of Interest Coverage” on Page 55 for additional details.

We are heavily dependent on the Manager and its Managing Directors, the loss of which may have a significant impact on operations.

The Manager will make all management decisions for the Company, including Portfolio Loan selection and servicing. The Company will be relying in large part on the Manager’s loan origination expertise. The Manager may resign at any time without liability to the Company. If the Manager withdraws from the Company, is terminated by the Company’s Equity Program investors for cause or otherwise, or is terminated as Manager by dissolution or bankruptcy, it may be difficult or impossible for the Company to locate a suitable replacement for the Manager. In addition, two of the Manager’s Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky, are considered an integral part of the Company’s investments and operations. If either or both Managing Directors were to leave the Manager, die or become permanently disabled, the Manager’s ability to continue the management of the Company would be materially and adversely affected.

The Company believes that these risks are reduced by the self-liquidating nature of the Portfolio Loans. The Company makes loans with maturities of 12 months or less. If the Company stopped making loans for any reason, its employees or a substituted loan servicer could service the Portfolio Loans through payoff and return investor capital as much as possible.

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The Company has indemnification obligations to the Manager and its affiliates.

The Company is required to indemnify the Manager and certain affiliated persons for liabilities incurred in connection with the affairs of the Company. Such liabilities could be material and have an adverse effect on the Company’s profitability or ability to meet payment obligations. Such indemnification obligations of the Company will be payable from the income and assets of the Company.

The value of the collateral securing a Portfolio Loan may be incorrectly determined by the Manager.

The Manager will develop and utilize a consistent method to estimate the value of the collateral for each Portfolio Loan, in the Manager’s sole discretion. The Manager will use methodologies that it deems reasonable based on various valuation practices commonly used in similar businesses in the industry including comparative market analyses, appraisals, comparable sales of other similar assets, historical data and trends from actual sales, disposition or performance of assets, and other such methodologies generally used and accepted in the market. The determination or estimation of the value of any real estate collateral or other asset is highly subjective and subject to change continuously on an ongoing basis. There is no guarantee that any value as determined by the Manager of any real estate collateral or other asset of the Company will be accurate or represent the true current value of any asset.

To mitigate this risk, the Company relies on in-house real estate valuations when making new loans and continually refines its appraisal process and analyzes real estate market trends within different geographies. We believe that this internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that were paid off during a given quarter against the Company’s estimated valuation for those same properties at the time the loans were made. This analysis helps the Company to monitor and improve its in-house valuation methodology on an ongoing basis.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate whether the Company’s loan-to-value ratios, asset coverage ratios and analysis of comparative loan-to-sale prices are acceptable. See “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details.

There is no assurance that our current financing arrangements will remain in place.

We will depend on Bank Borrowings to efficiently manage our cash flow, Portfolio Loan funding and reach our target leverage ratio. Accordingly, our ability to achieve our most efficient investment and leverage objectives depends on our ability to borrow money in sufficient amounts and on favorable terms. Currently, we have entered into a $40 million line of credit with Western Alliance Bank through March 1, 2022. There can be no assurance that this agreement will remain in place and, even if in place, that the amount and definitive terms under which we would be able to borrow would be adequate. Adverse developments in the residential and commercial mortgage markets could make it more difficult for us to borrow money to finance our investment activities.

We are subject to significant government regulation, which may affect our ability to operate.

The industry in which the Company is an active participant may be highly regulated at both state and federal levels. The Company will attempt to comply with all applicable regulations affecting the markets in which it operates. However, such regulation may become overly burdensome and therefore may have a negative effect on the Company’s ability to perform. The Company expects to comply with all rules, regulations, advisories and guidelines, however it is extremely difficult to keep up with all changes and proposed changes to all federal and state regulations at all times, and the Company may, on occasion, be delayed in such compliance, requiring the Company to pay penalties, costs, fees, and other charges to regain compliance. Any such penalty, cost, fee, or other charge could have a negative adverse effect on the Company.

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We may become subject to the Investment Company Act, which could interfere with our intended operations.

The Company intends to operate so as to not be regulated as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”) based upon certain exemptions thereunder. Specifically, the Company expects to be exempted from registration under the Investment Company Act because the Company will be primarily engaged in purchasing or acquiring mortgages and other liens on, and interests in, real estate as determined under exemptions from the Investment Company Act and rules issued thereunder. Accordingly, the Company does not expect to be subject to the restrictive provisions of the Investment Company Act. However, if the Company fails to qualify for exemption from registration as an investment company, its ability to conduct its business as described herein will be compromised. Any such failure to qualify for such exemption would likely have a material adverse effect on the Company.

Our reliance on certain exclusions from the Investment Company Act may impact certain investment decisions.

The Investment Company Act excludes from the definition of an “investment company” issuers of non-redeemable securities that are primarily engaged in purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. The Manager has not sought a no-action letter from the SEC to confirm that the Company is eligible for this exemption. However, the Manager will rely on guidance issued by the SEC stating that so long as (1) qualifying percentages of the Company’s assets consist of mortgages and other liens on or interests in real estate; and (2) the remaining percentage of the Company’s assets consist primarily of real estate related assets, the Company will remain exempt from the Investment Company Act registration requirements. These formulaic requirements may negatively impact the Company’s investment flexibility.

Real estate investing is inherently risky.

The Company is subject to the risks that generally relate to investing in real estate because it principally makes debt investments in real estate assets. Real estate historically has experienced significant fluctuations and cycles in performance that may result in reductions in the value of the collateral securing the Company’s real estate-related investments. The performance and value of its investments once funded depends upon many factors beyond the Company’s control. The ultimate performance and value of the Company’s investments are subject to the varying degrees of risk generally incident to the ownership and rehabilitation or construction of the properties in which the Company invests and which collateralize or support its investments.

Risks Related to the Company’s Portfolio Loans

The Collateral securing a Portfolio Loan may not be sufficient to pay back the principal amount in the event of a default by a Portfolio Borrower.

In the event of default by a Portfolio Loan Borrower, our Portfolio Loan investment is primarily dependent on the real estate collateral securing our Portfolio Loan. Our loan collateral consists primarily of a first lien deed of trust or mortgage on the underlying property. In the event of a default by a Portfolio Borrower, we may not be able to recover the property promptly and the proceeds we receive upon sale of the property may be adversely affected by risks generally related to interests in real property, including changes in general or local economic conditions and/or specific industry segments, declines in real estate values, increases in interest rates, real estate tax rates and other operating expenses including changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, and other factors which are beyond our or our Portfolio Borrower’s control. Current market conditions may reduce the proceeds we are able to receive in the event of a foreclosure on our loan collateral. Our remedies with respect to the loan collateral may not provide us with a recovery adequate to recover our Portfolio Loan investment.

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We will have limited control over our Portfolio Borrowers, which lack of control may affect the repayment of our Portfolio Loans.

Typically a Portfolio Borrower is structured as an entity or venture for the purpose of acquiring, improving, developing or holding the real property (a “Project”) collateralizing a Portfolio Loan. The Portfolio Borrower and the Project is managed exclusively by the principals of the Portfolio Borrower or its co-investors or affiliates.

Investors will have no opportunity to directly affect the management of the Portfolio Borrower or of the Project. The Company is also likely to have little opportunity to influence the management of the Portfolio Borrower or Project, except to the limited extent of imposing conditions to the draw of funds under a Portfolio Loan. Therefore, the successful operation of the Portfolio Borrower, the choice and terms of any junior lien Project financing, the success of the Project, the repayment of a Portfolio Loan, and the ability of the Portfolio Borrower to repay the Portfolio Loan depends greatly upon the skill, experience and efforts of the Portfolio Borrower or its principals in the acquisition, improvement, development, management and sale of the Project and in the management of the Portfolio Borrower. In the event the Project is not successfully completed, in addition to the inability of the Portfolio Borrower to repay such Portfolio Loan, the value of the Portfolio Loan collateral is likely to be impaired.

There is no operating history for the Projects that secure our Portfolio Loans.

Although a Portfolio Borrower or its principals may be experienced real estate investors that have previously purchased, rehabilitated, constructed and sold residential properties, the Project securing our Portfolio Loan will have no operating or financial history. The prior success of Portfolio Borrower or its principals in connection with previous real estate investments are no assurance that the Portfolio Borrower will enjoy comparable success with respect to the Project collateralizing the Portfolio Loan. If a Portfolio Loan or Project collateral is impaired by the poor performance of a Portfolio Borrower, the Company’s ability to realize on that Project may be impaired.

Our borrower credit requirements may be more lenient than the credit requirements of some conventional lenders.

The Company is an asset based lender and primarily relies on the value of the real estate collateral and its borrowers’ liquidity and operational experience to secure its Portfolio Loans. As a result, the Company will invest in Portfolio Loans with borrowers who will not be required to meet the high credit standards of some conventional mortgage lenders, which may be riskier than investing in loans made to borrowers who are required to meet those higher credit standards. In addition, because the Manager approves Portfolio Loans more quickly than some conventional lenders, there may be a risk that the due diligence the Manager performs as part of its underwriting procedures would not reveal the need for additional precautions. If so, the Portfolio Borrower may be more likely to default on the Portfolio Loan, requiring the Company to foreclose on the real estate collateral.

The Projects securing our Portfolio Loans may not be completed as planned, thereby increasing the risk that we will not be repaid in full.

Our Portfolio Loans are made to fund real property Projects that are often the subject of development plans by the Portfolio Borrower. Costs of planned improvements, development or operations of the Project securing the Portfolio Loan may exceed estimates, which may affect the Portfolio Borrower’s ability to complete the Project according to projections and budgets. Similarly, development plans may not be permissible under then-existing laws, ordinances, regulations and building codes. In either case, such events may affect the Portfolio Borrower’s ability to repay our Portfolio Loan.

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We may have delays or additional costs in enforcing our rights as a secured lender.

The Company believes that its lending documents will enable it to enforce commercial arrangements with Portfolio Borrowers and other counterparties. However, the rights of Portfolio Borrowers, counterparties, and other secured lenders may limit the Company’s practical realization of those benefits. For example:

•

Judicial foreclosure is subject to the delays of protracted litigation. Although the Company expects non-judicial foreclosure to be generally quicker, the Company’s loan collateral may deteriorate and decrease in value during any delay in foreclosing on it.

•	The Portfolio Borrower’s right of redemption during foreclosure proceedings can deter the sale of the loan collateral and can for practical purposes require the Company to manage the property.

•

The Company will be making loans in different states, with varying foreclosure laws, procedures and timelines. Depending on which state a Project is located, there may be more or less time, effort and cost associated with foreclosing on Portfolio Loans.

•	Unforeseen environmental hazards may subject the Company to unexpected liability and procedural delays in exercising its rights.

•	The rights of junior or statutory senior secured parties in the same property can create procedural hurdles for the Company when it forecloses on loan collateral.

•	The Company may not be able to pursue deficiency judgments after it forecloses on loan collateral.

•	State and federal bankruptcy laws can prevent the Company from pursuing any actions, regardless of the progress in any of these suits or proceedings.

•	The courts, particularly the bankruptcy courts, may unilaterally alter the contractual terms of the Company’s assets, including doing so to the detriment of the Company.

Care is exercised upon creation of the legal documents at the time of origination, or through thorough review of such documents in the event of acquisition, to ensure that as many bases as possible have been covered in the documents. However, in the event of default, it can be very difficult to predict with any certainty how courts will respond.

Our due diligence may not reveal all factors affecting an investment and may not reveal weaknesses in such investments.

There can be no assurance that the Manager’s due diligence processes will uncover all relevant facts that would be material to a lending decision. Before making a Portfolio Loan, the Manager will assess the strength of the underlying properties, borrowers, and any other factors that they believe are material to the performance of the Portfolio Loan. In making the assessment and otherwise conducting customary due diligence, the Manager will rely on the resources available to them and, in some cases, investigations by third parties.

Environmental liabilities may limit our ability to realize repayment of our Portfolio Loans.

The Projects subject to our Portfolio Loans may become subject to liability for costs of cleanup of certain conditions relating to the presence of hazardous or toxic materials on, in or emanating from the Project securing our Portfolio Loan, and any related damages. Liability is often imposed without regard to whether the owner knows of, or was responsible for, the presence of the hazardous or toxic materials. These liabilities may interfere with the economic development of the subject Projects, and may interfere with the repayment of our Portfolio Loans.

The repayment of our Portfolio Loans may be affected by other debt obligations associated with the Project.

The Portfolio Borrower’s financing of a Project may involve additional subordinate loans made by third parties that are unaffiliated with the Company. These subordinate loans can provide Portfolio Borrowers with additional funds to complete a Project and improve the collateral value securing our Portfolio Loan. However as a result of increased leverage utilized by these Portfolio Borrowers, recessions, operating problems and other general business and economic risks may have a more pronounced effect on the profitability or survival of such Portfolio Borrowers than if additional leverage were not employed.

A mechanic’s lien on a Project may impair a Portfolio Loan.

The Project may be subject to a mechanic’s lien, which entitles the holder of such a lien to foreclose on the Project if the holder has not been paid in full for its services, materials or labor. Most state laws provide that any person who supplies services, materials or labor to a real estate Project may impose a lien against the Project securing any amounts owed to such person. Although the Portfolio Borrower may be required by the terms of the Portfolio Loan to utilize procedures to prevent the occurrence of mechanic’s liens (such as requiring mechanic’s lien releases prior to payment and issuing joint-party checks) no assurance can be given that mechanic’s liens will not appear against the Project. If a mechanic’s lien does appear, then it must be negotiated by the Portfolio Borrower in order to obtain its release or the person holding such lien will have the right to bring an action of foreclosure on the Project in order to satisfy the amount due under the lien.

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Eminent domain proceedings on a Project may impair a Portfolio Loan.

The Project or a portion of the Project could become subject to an eminent domain or inverse condemnation action. Although the Company and its Portfolio Borrower may be legally entitled to receive compensation for such governmental actions, the compensation may prove insufficient. Such an action could have a material adverse effect on the operations or marketability of the Project, and, as a consequence, adversely affect the ability of the Portfolio Borrower to repay the Portfolio Loan. In addition, the value of the Project as collateral would be impaired and the Project may have insufficient remaining value to repay accrued interest and principal on foreclosure.

We may have concentration risk related to Portfolio Borrowers or geographic distribution of Portfolio Loans.

The Company’s portfolio may become concentrated in a limited number of Portfolio Loans, increasing the vulnerability of the portfolio as compared with a portfolio that is more diversified in the number and location of Portfolio Loans and Portfolio Borrowers. If the Company is unable to diversify its investments by lending to a variety of Portfolio Borrowers and by diversifying the geographic and type of collateral, the Portfolio Loans will be dependent on the success of a limited number of Portfolio Borrowers and the Company’s assets may be concentrated in specific markets or collateral categories. If one or more Portfolio Borrowers or markets suffer adverse consequences, the Company’s financial condition and results of operations will be adversely affected.

For this reason, you and your financial advisors should read this Offering Circular and the Company’s most recent quarterly report to evaluate whether the Company’s geographic and borrower concentration risk is acceptable. See “Geographic Distribution” on Page 22 and “Borrowers” on Page 26 for additional details.

Our remedies as a lender may be limited to the real estate collateral securing our Portfolio Loans.

Portfolio Loans are secured by first lien deeds of trust or mortgages on property and will generally be personal obligations of the principals of the Portfolio Borrower. In the event of a default under a Portfolio Loan, the Company is entitled to foreclose upon the property securing the Portfolio Loan and may seek a deficiency judgment against the principals, individually. A deficiency judgement may be subject to delays and additional expenses if defenses or counterclaims are interposed, making the pursuit of a deficiency judgement uneconomical.

The Company’s investment may not be sufficiently protected in the event of damage to collateral.

Although the Company requires its Portfolio Borrowers to maintain adequate insurance coverage against liability for personal injury and property damage, such insurance may prove insufficient to cover any liabilities or casualty losses incurred by a Portfolio Borrower. Also certain risks may be uninsurable or may become uninsurable, or may become insurable only at prohibitive cost, such as the risk of property damage and general liability from earthquakes, floods, damage from terrorist activities, or certain environmental hazards. In addition, such risks may be insurable only in amounts that are less than the full market value or replacement cost of the relevant collateral. In addition to the unintentional loss of the collateral, the Portfolio Borrower may permit uninsured waste or other damage to the collateral by tenants, licensees or invitees. In the event of the occurrence of such risk or waste, the collateral may be substantially impaired or destroyed, and the potential loss to the Company in the event the applicable Portfolio Loan does not perform could be material.

The Company may become subject to penalties for usury.

The structure of the Company’s Portfolio Loans is expected to comply with state usury laws and the laws of other relevant jurisdictions. However, usury laws and their exemptions are complex and may change. If, despite the Company’s reasonable efforts in reliance on qualified advisors to avoid such result, a Portfolio Loan made by the Company does not comply with applicable state usury laws, the Company may be responsible for payment of penalties and face the potential loss of some or all of its Portfolio Loan investment.

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FORWARD-LOOKING STATEMENTS

This Offering Circular includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of this Offering Circular. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Offering Circular are made as of the date of this Offering Circular, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Offering Circular are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Offering Circular with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Offering Circular are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation could be material. Please see the section “Risk Factors” before deciding to purchase Senior Notes.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE SENIOR NOTES, THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE SENIOR NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL, STATE OR FOREIGN SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

USE OF PROCEEDS

The proceeds to the Company from the sale of Senior Notes will be equal to the aggregate principal amount of Senior Notes we sell. The estimated expenses for the preparation, filing, printing, legal, accounting and other fees and expenses related to the offering of approximately $374,350 have been paid by the Company. The Company intends to use the proceeds from this offering to fund loans to borrowers and not to fund the Company’s operating expenses and other obligations. The Company has not identified the particular investments it will make. Accordingly, an investor must rely upon the ability of the Manager in making investments consistent with the Company’s investment objectives and policies. Although the Managing Directors have been successful in locating investments in the past, the Company may be unable to find a sufficient number of attractive opportunities to invest its committed capital or meet its investment objectives. The Company does not intend to use proceeds for the purpose of repurchasing Equity Program interests in the Company or repaying Junior Notes or Senior Notes. The Company does not anticipate any material changes to the use of proceeds described above in the event that less than all of the Senior Notes being qualified are sold and the proceeds are subsequently reduced. The Company intends to issue Senior Notes only if it believes sufficient investment opportunities exist in the near term. As provided in rules promulgated by the Securities and Exchange Commission, the Company may issue pursuant to a qualified offering up to $50,000,000 of Senior Notes in any 12 month period. The Company is offering the Senior Notes on an ongoing basis and the amount of Senior Notes offered pursuant to this Offering Circular has been reduced to reflect Senior Notes sold within the 12 months prior to the date of this Offering Circular.

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BUSINESS

Overview

The Company was formed in 2009 as an Oregon limited liability company for the purpose of making commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company has no employees and is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”), which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky (the “Managing Directors”). The Company may lease certain employees from the Manager from time to time, and the amount of any employee leasing payments made are deducted from the loan servicing fees payable to the Manager. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience, over 18 years of distressed real estate investment experience, and over 22 years of private real estate lending experience. The Manager provides Portfolio Loan origination and servicing services to the Company. See “Management” on Page 62 of this Offering Circular.

The Company’s primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company’s primary sources of investment capital are its private Equity Program interests, Junior Notes, Senior Notes and Bank Borrowings. All operating expenses and offering expenses are paid from investment profits distributable to Equity Program investors after interest expense is paid on Junior Notes, Senior Notes and Bank Borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past. See “Underwriting” on Page 29 of this Offering Circular.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company’s economic interests.

The Company’s investments are exclusively in non-owner occupied real estate loans. The Company does not originate new owner-occupied residential loans of any kind.

Company Vision

We believe that the real estate finance industry is in the early stages of a major transformation that should create significant value for borrowers, investors and real estate finance companies. Technology and new securities laws should drive increased efficiency. For borrowers, this should mean lower interest rates and better service. For investors, this should mean superior risk-adjusted returns that are not available in the public markets. And for the innovative companies that lead this change, it should mean an opportunity to create value while effectively managing risk.

Background and Strategy

Real estate finance markets are highly fragmented, with numerous large, mid-size, and small lenders and investment companies, such as banks, savings and loan associations, credit unions, insurance companies, institutional lenders and private lenders all competing for investment opportunities. Many of these market participants experienced losses in the real estate market, which started to decline in 2006 and reached its bottom in 2012. As a result of credit losses and restrictive government oversight, many of these financial institutions are not participating in this market to the extent they had before the credit crisis. In addition, it appears that the number of banks and other institutional lenders willing to lend for the acquisition and rehabilitation of commercial and residential investment properties has decreased. In particular, we believe that banks and other institutional lenders are generally more reluctant to lend money secured by residential property until the property is constructed or fully renovated and either rented or ready for purchase by an owner-occupant. Developers particularly rely on private lending sources such as the Company to fill the need for financing between the time a property is purchased and the time, after construction or rehabilitation, when it is ready to be rented or sold. We believe the Company fills a significant gap by providing much needed financing of this type for areas with a growing need for such financing, and that profitable investment opportunities will be available to the Company based on the fragmented nature of the rehab lending market and the limited competition from banks and other institutional lenders.

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Why Private Lending Offers Asymmetrical Investment Returns

The Company believes that its Portfolio Loan investments can earn a higher rate of return per unit of risk compared to public market investments (e.g., publicly-traded stocks and bonds) because the private lending markets in which it operates are less efficient than public markets. The efficient market theory generally assumes two things: (1) information is ubiquitous and (2) capital moves freely. These two assumptions are important in understanding why we believe that the private lending industry can produce asymmetrical investment returns, which can be defined simply as higher rates of investment return per unit of risk than the efficient market theory would suggest.

The first assumption, “information is ubiquitous,” generally means that all investors know about all investments available and have analyzed all the information available related to those investments. In the public markets this assumption is often true. For example, large investment funds with billions of dollars in investment capital often employ large staffs of analysts, each dedicated to specific industries or companies. The public companies they analyze are generally required by law to disclose material information to the public in a timely manner. When new information is made available, these analysts can quickly assimilate the information and invest accordingly. These conditions make information ubiquitous in the public markets, but these conditions generally do not hold true in the private lending industry for rehab and new construction projects.

The second assumption, “capital moves freely,” generally means that investors are able and motivated to allocate capital among investment opportunities in a way that always maximizes the investment return per unit of risk. Again, in the public markets, this assumption is often true. For example, large investment funds are generally competing to attract investment capital by earning a superior investment return relative to their peers and are therefore motivated to reallocate investment capital in order to maximize investment returns. In addition, the public markets are generally liquid and allow these institutional investors to buy and sell quickly with minimal transactional costs. These conditions allow capital to move freely in the public markets, but these conditions generally do not exist in the private lending industry for rehab and new construction projects.

By comparison, within the private lending industry information generally is not ubiquitous and capital generally does not move freely. For example, private lenders in Colorado or Texas may not necessarily know about lending opportunities in Oregon or Washington. Moreover, even if those private lenders were made aware of these lending opportunities, the private lenders may not be interested or structurally capable of evaluating and funding the loans in the timeframes required. Further, capital generally does not move freely in the private lending industry for rehab and new construction projects. For example, the largest lenders in the real estate industry are banks, which are both government regulated and structurally challenged to move quickly. Government regulations often dissuade banks from pursuing certain types of profitable loans in order to comply with larger risk management overlays. The banks are also often structured in ways that make them relatively slow in analyzing and funding loans. What this means is that the private lending industry for rehab and new construction projects is fragmented and relatively inefficient and does not comply with the efficient market theory’s assumptions of ubiquitous information flow and free movement of capital. This inefficiency provides an opportunity for participants in the private lending industry to earn asymmetrical investment returns, or, in other words, a higher rate of return per unit of risk versus public market investments as indicated in the following graph.

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Defensive Attributes of the Company’s Business Model

While there can be no guaranty that investors in the Company will not suffer a loss on their investment, we believe that the Company’s business model has certain defensive attributes that may allow the Company to perform relatively well in adverse economic environments. The following is a list of defensive business model attributes that we believe have allowed the Company to earn an attractive investment return with no loss to investors between 2009 and 2019. However, there can be no assurance that these attributes would provide the same level of protection in the future.

The Company does not rely on increases or decreases in real estate prices. The Company’s investment returns are primarily derived from the interest payments and fees paid by the Company’s Portfolio Borrowers who have generally demonstrated an ability to find profitable projects in various economic environments. We believe this is one of the reasons why the Company’s profitability and investor returns have remained stable through depreciating, flat and appreciating real estate markets since 2009.

The Company generally makes short term loans of 12 months or less that enable both the Company and its Portfolio Borrowers to adapt quickly to changing economic conditions. For example, if real estate prices soften and resale activity slows down, some of our Portfolio Borrowers may break even or lose money on current Projects because their estimated resale prices may prove to have been too optimistic. However, because these are short-term Projects with defined exit strategies, our Portfolio Borrowers are often able to adapt quickly by buying the next Project at a lower price to account for changing market conditions.

Changes in interest rates do not require the Company to reprice its Portfolio Loans, minimizing interest rate risk. The Company has the intent and ability to hold its Portfolio Loans to maturity. Therefore, Portfolio Loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Changes in interest rates do not require the Company to reprice its Portfolio Loans. However, changes in interest rates can create reinvestment risk related to changes in the rate of return available on new Portfolio Loans made by the Company.

The Company’s Portfolio Borrowers are more price setters than price takers. Because our Portfolio Borrowers’ Projects are short-term, and their profits come primarily from the value added improvements made to the Project, we believe our Portfolio Borrowers are more sensitive to completing and selling their Projects quickly than they are to the current trend in real estate prices. For example, between 2009 and 2012, when real estate prices were in decline, many of the Company’s Portfolio Borrowers were buying properties from foreclosure auctions at very low prices, rehabbing the houses, and then listing the houses for sale at prices that were often lower than competing listings, resulting in quick sales.

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The Company’s loan portfolio is primarily secured by residential real estate, which we believe to be a more defensive asset class relative to assets correlated to other sectors of the economy. Real estate is a well-known inflation hedge, but what’s more important is that, in our view, the Federal Reserve and other policymakers are likely to prioritize the health of the residential real estate market over other sectors of the U.S. economy. The simple reason is that consumption is approximately 70% of U.S. gross domestic product and housing is the largest single investment for most consumers. Accordingly, we believe that it is unlikely that policymakers will allow the residential real estate market to suffer for an extended period without taking action. The same cannot be said for other sectors of the economy. For example, the oil and gas industry experienced a major decline in energy prices during 2014 and 2015 that led to significant capital spending reductions and industry layoffs. However, from an economic perspective the benefits of lower energy prices transmitted through increased consumer spending generally appeared to offset the negative effects of oil industry contraction.

The Company’s business model generates strong and stable monthly recurring revenues, which means the Company is well positioned to cover interest payments. For the year ended December 31, 2019, the Company generated revenues of $11.6 million and combined interest expense of $2.2 million related to its Senior Notes and Bank Borrowings. Revenues were 5.2 times the amount needed to cover this combined interest expense. In these calculations, the interest payable on Senior Notes is combined with the interest payable on Bank Borrowings because Bank Borrowings have a senior security interest to Senior Noteholders. We believe that this level of interest coverage provides Senior Noteholders a significant layer of protection that should help safeguard investor capital during an adverse economic event. See “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 58 for additional details.

Investor capital is further protected by the value of the real estate collateral. As of December 31, 2019, the estimated “as-is” value of the real estate collateral was $134.3 million, which secured the combined $51.5 million of Senior Notes ($20.9 million) and Bank Borrowings ($30.6 million). The value of the real estate collateral was approximately 2.6 times the amount necessary to pay off our Senior Notes and Bank Borrowings combined. Similarly, the principal balance of Senior Notes and Bank Borrowings combined represented an “as-is” loan-to-value of 38% on the real estate collateral. In these calculations, the principal balance owed on Senior Notes is combined with the principal balance owed on Bank Borrowings because Bank Borrowings have a senior security interest ahead of Senior Noteholders. We believe that this level of real estate asset coverage and loan-to-value provides another important layer of real estate asset protection that should help safeguard investor capital during an adverse economic event. See “As-Is Loan-to-Value and Asset Coverage Based on Percentage Completion” on Page 57 for additional information regarding loan-to-value analysis and the method of estimating “as-is” value.

Portfolio Loan Characteristics

Project Type. The primary focus of the Company’s lending activities is on single-family residential rehab and new construction projects. As described above, the Company believes that this market is underserved by banks and other institutional lenders. In addition, the relatively short-term nature of these projects (12 months or less) allows the Company and its Portfolio Borrowers to adjust quickly to changing market conditions.

The following table provides information about the distribution of the Company’s loan portfolio by project type segmented further by number of loans and the unpaid principal balance (“UPB”) of those loans.

	As of the Year Ended December 31,
	2019	2018	2017
Number of loans
Single-family residential rehab	220	165	187
Single-family residential new construction	25	19	34
Multi-family residential rehab	2	1	11
Multi-family residential new construction	0	2	0
Commercial	4	0	0
Land entitlements	0	0	0

Percentage of UPB
Single-family residential rehab	81%	84%	74%
Single-family residential new construction	11%	13%	24%
Multi-family residential rehab	2%	2%	2%
Multi-family residential new construction	0%	1%	0%
Commercial	6%	0%	0%
Land entitlements	0%	0%	0%

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As of December 31, 2019, the percentage of UPB categorized by project type consisted of 81% Single-Family Residential Rehab (220 loans), 11% Single-Family Residential New Construction (25 loans), 2% Multi-Family Residential Rehab (2 loans), 0% Multi-Family Residential New Construction, 6% Commercial (4 loans) and 0% Land Entitlements.

By comparison, as of December 31, 2018 the percentage of UPB categorized by project type consisted of 84% Single-Family Residential Rehab (165 loans), 13% Single-Family Residential New Construction (19 loans), 2% Multi-Family Residential Rehab (1 loans), 1% Multi-Family Residential New Construction (2 loans), 0% Commercial and 0% Land Entitlements.

By comparison, as of December 31, 2017 the percentage of UPB categorized by project type consisted of 74% Single-Family Residential Rehab (187 loans), 24% Single-Family Residential New Construction (34 loans), 2% Multi-Family Residential Rehab (11 loans), 0% Multi-Family Residential New Construction, 0% Commercial and 0% Land Entitlements.

During the residential real estate downturn from 2009 through 2012, the Company only made residential rehab loans on existing single family properties. From 2013 through 2015, the Company modestly increased the amount of loans it made for single-family and multi-family new construction. This trend reflected the general improvement in the real estate market over that time and a corresponding shift in the business models of our borrowers from fixing distressed properties purchased through foreclosure sales or from bank owned inventory to more value-added projects, such as square footage additions or new construction. During 2015, 2016 and 2017, the Company’s single-family and multi-family new-construction loans, in aggregate, remained consistent at less than 25% of loan portfolio UPB. During 2018 and 2019, the Company made fewer new construction loans in favor of more residential rehab loans. The Company believes that the real estate securing residential rehab loans is generally more secure compared to the real estate securing new construction loans because, on average, the amount of construction funds required to complete rehab projects is less, the time to complete a rehab projects is shorter, and rehab projects usually come with an existing certificate of occupancy allowing the owner to more easily rent the property in an adverse economic environment.

It is important to point out that the Company does not make loans for land entitlement purposes only. These land entitlement loans represent phase one of two phase projects that require land entitlement to be completed prior to new construction commencing on either single-family or multi-family residential structures.

Geographical Distribution. The Company continues to experience steady loan demand and stable real estate resale activity. However, the real estate markets it serves can be affected by both regional economics and macro economic cycles. For this reason, the Company believes that increasing its geographic diversification and having the ability to rebalance its loan portfolio between geographies is important to effectively manage risk.

The following table provides the geographic distribution of the Company’s loan portfolio by state segmented further by the number and unpaid principal balance of loans (“UPB”) that were active at the end of the period and those loans that paid off during the period.

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	As of or for the Year Ended December 31,
	2019	2018	2017
Arizona
Number of active loans, end of period	8	-	-
Percentage of total UPB	2%	-	-
Number of paid off loans, during period	3	-	-
Percentage of paid off UPB	<1%	-	-
California
Number of active loans, end of period	85	59	46
Percentage of total UPB	50%	53%	39%
Number of paid off loans, during period	89	76	63
Percentage of paid off UPB	44%	39%	28%
Colorado
Number of active loans, end of period	13	15	10
Percentage of total UPB	8%	9%	6%
Number of paid off loans, during period	24	13	11
Percentage of paid off UPB	9%	6%	8%
Connecticut
Number of active loans, end of period	-	1	-
Percentage of total UPB	-	<1%	-
Number of paid off loans, during period	1	1	1
Percentage of paid off UPB	<1%	<1%	<1%
Florida
Number of active loans, end of period	2	3	5
Percentage of total UPB	1%	2%	1%
Number of paid off loans, during period	4	8	4
Percentage of paid off UPB	2%	1%	<1%
Georgia
Number of active loans, end of period	6	1	1
Percentage of total UPB	1%	<1%	<1%
Number of paid off loans, during period	6	6	5
Percentage of paid off UPB	<1%	<1%	<1%
Illinois
Number of active loans, end of period	6	23	55
Percentage of total UPB	2%	6%	13%
Number of paid off loans, during period	17	57	79
Percentage of paid off UPB	3%	8%	15%
Indiana
Number of active loans, end of period	12	1	3
Percentage of total UPB	1%	<1%	1%
Number of paid off loans, during period	5	4	3
Percentage of paid off UPB	1%	<1%	<1
Louisiana
Number of active loans, end of period	-	2	-
Percentage of total UPB	-	1%	-
Number of paid off loans, during period	2	-	-
Percentage of paid off UPB	<1%	-	-
Maryland
Number of active loans, end of period	1	-	-
Percentage of total UPB	<1%	-	-
Number of paid off loans, during period	-	-	-
Percentage of paid off UPB	-	-	-
Massachusetts
Number of active loans, end of period	-	-	3
Percentage of total UPB	-	-	1%
Number of paid off loans, during period	-	6	-
Percentage of paid off UPB	-	1%	-
Missouri
Number of active loans, end of period	2	1	-
Percentage of total UPB	<1%	<1%	-
Number of paid off loans, during period	2	-	-
Percentage of paid off UPB	<1%	-	-
New Jersey
Number of active loans, end of period	1	2	3
Percentage of total UPB	<1%	<1%	<1%
Number of paid off loans, during period	2	9	8
Percentage of paid off UPB	<1%	1%	1%
North Carolina
Number of active loans, end of period	1	1	2
Percentage of total UPB	<1%	<1%	<1%
Number of paid off loans, during period	2	3	2
Percentage of paid off UPB	<1%	<1%	<1%

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	As of or for the Year Ended December 31,
	2019	2018	2017
Oklahoma
Number of active loans, end of period	-	-	1
Percentage of total UPB	-	-	<1%
Number of paid off loans, during period	-	1	-
Percentage of paid off UPB	-	<1%	-
Oregon
Number of active loans, end of period	58	39	59
Percentage of total UPB	21%	16%	24%
Number of paid off loans, during period	71	91	100
Percentage of paid off UPB	22%	29%	34%
Pennsylvania
Number of active loans, end of period	-	1	6
Percentage of total UPB	-	<1%	1%
Number of paid off loans, during period	1	6	6
Percentage of paid off UPB	<1%	<1%	1%
South Carolina
Number of active loans, end of period	3	5	4
Percentage of total UPB	1%	2%	<1%
Number of paid off loans, during period	3	4	4
Percentage of paid off UPB	1%	<1%	<1
Tennessee
Number of active loans, end of period	2	2	1
Percentage of total UPB	1%	1%	<1%
Number of paid off loans, during period	2	1	-
Percentage of paid off UPB	<1%	<1%	-
Texas
Number of active loans, end of period	12	6	6
Percentage of total UPB	2%	1%	2%
Number of paid off loans, during period	33	12	5
Percentage of paid off UPB	5%	2%	1%
Utah
Number of active loans, end of period	5	-	-
Percentage of total UPB	1%	-	-
Number of paid off loans, during period	6	-	-
Percentage of paid off UPB	1%	-	-
Virginia
Number of active loans, end of period	4	1	3
Percentage of total UPB	2%	<1%	1%
Number of paid off loans, during period	1	2	-
Percentage of paid off UPB	<1%	<1%	-
Washington
Number of active loans, end of period	30	24	24
Percentage of total UPB	7%	7%	9%
Number of paid off loans, during period	52	45	47
Percentage of paid off UPB	10%	9%	11%

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As of December 31, 2019, the geographic concentration of active Portfolio Loans of 1% or more of the UPB in any state was as follows: Arizona 2%, California 50%, Colorado 8%, Florida 1%, Georgia 1%, Illinois 2%, Indiana 1%, Oregon 21%, South Carolina 1%, Tennessee 1%, Texas 2%, Utah 1%, Virginia 2% and Washington 7%.

This compares to December 31, 2018 when the geographic concentration of active Portfolio Loans of 1% or more of the UPB in any state was as follows: California 53%, Colorado 9%, Florida 2%, Illinois 6%, Louisiana 1%, Oregon 16%, South Carolina 2%, Tennessee 1%, Texas 1% and Washington 7%.

This compares to December 31, 2017 when the geographic concentration of active Portfolio Loans of 1% or more of the UPB in any state was as follows: California 39%, Colorado 6%, Florida 1%, Illinois 13%, Indiana 1%, Massachusetts 1%, Oregon 24%, Pennsylvania 1%, Texas 2%, Virginia 1% and Washington 9%.

During 2016, the Company maintained stable lending activity across its existing geographies and began lending in Florida, Massachusetts, New Jersey, North Carolina, Oklahoma and South Carolina. During 2017, the Company began lending in Georgia, Tennessee and Virginia. During 2018, the Company began lending in Louisiana and increased its portfolio concentration toward non-judicial foreclosure states. During 2019, the Company began lending in Utah and further increased its portfolio concentration toward non-judicial foreclosure states. The Company believes that lending in non-judicial foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose non-performing loans is less. As of December 31, 2019, 2018 and 2017, the percentage of loan portfolio UPB secured by property located in non-judicial states was 94%, 87% and 81%, respectively.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity.

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Borrowers. The Company’s Portfolio Borrowers are often comprised of one to three member teams that form a company and take title to Projects in their company name. The team members usually have prior experience in real estate development, construction, finance or sales. For example, a common three-person team might include a real estate agent, general contractor and financier, each contributing their expertise to the team. The real estate agent might be tasked with identifying attractive Projects, making suggestions regarding what capital improvements should be made to the Projects and helping to market and sell the Projects. The contractor might be tasked with assessing the cost, complexity and time necessary to make the planned capital improvements to the Project and managing that construction process. The financier might be tasked with managing the lender relationships, equity investor relationships in the Project, if any, and handling all back office accounting.

Between 2009 and 2015, the Company did not pursue a formal marketing or advertising program to grow its base of Portfolio Borrowers. The growth in the number of Portfolio Borrowers came almost exclusively through word of mouth. However, beginning in 2016, the Company implemented a marketing and advertising plan, which has helped the Company identify qualified Portfolio Borrowers and advantageous lending opportunities in each geographic market.

It has been our experience that providing Portfolio Borrowers with exceptional service leads to business referrals, which we believe is the best form of marketing. In addition, because our Portfolio Borrowers are often repeat customers, the value of each Portfolio Borrower relationship is much higher than it would be if the Portfolio Borrowers were not repeat customers.

The following table provides information regarding borrower concentrations as of the dates indicated.

	As of the Year Ended December 31,
	2019	2018	2017
Portfolio Loans	251	187	232
Portfolio Borrowers	166	135	151
Average number of loans per borrower	1.5	1.4	1.5
Average percentage of loans per borrower	1%	1%	1%
Top borrower (percentage of UPB)	6%	8%	8%
Top 3 borrowers (percentage of UPB)	14%	18%	17%

As of December 31, 2019, the portfolio consisted of 251 active loans provided to 166 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 6% of UPB, while the top 3 borrowers represented 14% of UPB.

This compares to December 31, 2018 when the portfolio consisted of 187 active loans provided to 135 borrowers. The average number of loans per borrower was 1.4 loans. The largest borrower represented 8% of UPB, while the top 3 borrowers represented 18% of UPB.

This compares to December 31, 2017 when the portfolio consisted of 232 active loans provided to 151 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 8% of UPB, while the top 3 borrowers represented 17% of UPB.

The average number of loans per borrower has remained consistent over time. However, borrower concentration increased modestly during 2017 and 2018 as the Company shifted its loan portfolio toward more experienced borrowers who do more projects and borrower more money on average. During 2019, borrower concentration decreased modestly as the Company grew its loan portfolio.

Loan Term. All of the Company’s loans are made with maturity dates of 12 months or less. However, it is the Company’s policy to provide borrowers, whose loans are not in default, with six-month loan extensions, as needed, to allow more time to finish projects. Loans categorized with aging of 12+ months reflect those loans with loan extensions.

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As mentioned above, the primary focus of the Company’s lending activities is on single-family residential rehab and new construction projects. We believe that banks and other institutional lenders underserve this market, which provides the Company with the opportunity to earn attractive rates of return per unit of risk. In addition, the relatively short-term nature of these projects allows the Company and its Portfolio Borrowers to adjust quickly to changing market conditions.

The following table sets forth the distribution of loans by age at the dates indicated:

	As of the Year Ended December 31,
	2019	2018	2017
Number of loans
00-06 months	176	107	123
06-09 months	28	34	33
09-12 months	19	11	18
12+ months	28	35	58

Percentage of number of loans
00-06 months	70%	57%	53%
06-09 months	11%	18%	14%
09-12 months	8%	6%	8%
12+ months	11%	19%	25%

Unpaid principal balance
00-06 months	$53,167,479	$34,548,794	$28,935,266
06-09 months	10,600,733	15,836,408	9,158,379
09-12 months	9,784,634	5,863,478	8,696,998
12+ months	16,253,032	12,341,859	21,620,353

Percentage of unpaid principal balance
00-06 months	59%	50%	42%
06-09 months	12%	23%	13%
09-12 months	11%	9%	13%
12+ months	18%	18%	32%

As of December 31, 2019, the age distribution of the 251 active Portfolio Loans was as follows: 176 loans within 0-6 months (59% of UPB), 28 loans within 6-9 months (12% of UPB), 19 loans within 9-12 months (11% of UPB) and 28 loans greater than 12 months (18% of UPB).

This compares to December 31, 2018 when the age distribution of the 187 active Portfolio Loans was as follows: 107 loans within 0-6 months (50% of UPB), 34 loans within 6-9 months (23% of UPB), 11 loans within 9-12 months (9% of UPB) and 35 loans greater than 12 months (18% of UPB).

This compares to December 31, 2017 when the age distribution of the 232 active Portfolio Loans was as follows: 123 loans within 0-6 months (42% of UPB), 33 loans within 6-9 months (13% of UPB), 18 loans within 9-12 months (13% of UPB) and 58 loans greater than 12 months (32% of UPB).

During 2018, the percentage of UPB related to loans over 12 months in length declined, reflecting a reduction in larger new construction projects that required more time to complete. During 2019, the Company maintained a relatively low number of larger new construction projects.

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Loan Turnover. The following table provides information associated with the Company’s Portfolio Loan turnover for the periods shown:

	As of or for the Year Ended December 31,
	2019	2018	2017
Loans originated, during period	391	308	333
Loans paid off, during period	326	345	338
Loans foreclosed, during period	2	8	7
Portfolio Loans, end of period	251	187	232
Total historical payoffs, end of period	2,506	2,179	1,826
Total historical originations, end of period	2,757	2,366	2,058

During the year ended December 31, 2019, the Company originated 391 new Portfolio Loans, saw 326 Portfolio Loans pay off, and foreclosed or took deeds in lieu of foreclosure on 2 loans, which became REO properties. As of December 31, 2019, the Company had originated 2,757 loans since inception of which 2,506 had paid off, resulting in a net 251 active Portfolio Loans.

This compares to the year ended December 31, 2018 when the Company originated 308 new Portfolio Loans, saw 345 Portfolio Loans pay off, and foreclosed or took deeds in lieu of foreclosure on 8 loans, which all became REO properties. As of December 31, 2018, the Company had originated 2,336 loans since inception of which 2,179 had paid off, resulting in a net 187 active Portfolio Loans.

This compares to the year ended December 31, 2017 when the Company originated 333 new Portfolio Loans, saw 338 Portfolio Loans pay off, and foreclosed or took deeds in lieu of foreclosure on 7 loans, which all became REO properties. As of December 31, 2017, the Company had originated 2,058 loans since inception of which 1,826 had paid off, resulting in a net 232 active Portfolio Loans.

Total loan origination and associated Portfolio Loan turnover increased gradually each year from 2013 through 2017 as the Company worked to balance a steady increase in capital formation with quality loan origination. During 2018, the number of loans originated decreased as the Company shifted its origination toward states with larger loan sizes. During 2019, the number of loans originated increased as the Company grew its loan portfolio to balance with the issuance of additional Senior Notes.

Loan Size. The following table sets forth the distribution of loans by size (based on the unpaid principal balance) at the dates indicated:

	As of the Year Ended December 31,
	2019	2018	2017
Average loan size	$357,792	$366,794	$294,875
Median loan size	248,993	254,190	199,000
$0-$100,000	29	20	46
$100,001-$200,000	71	50	72
$200,001-$300,000	47	39	39
$300,001-$500,000	54	33	36
$500,001-$1,000,000	39	35	33
$1,000,000-$1,500,000	7	8	5
$1,500,000-$2,000,000	4	2	1

As of December 31, 2019, the average and median loan sizes were $357,792 and $248,993, down $9,002 and $5,197 from the average and median loan sizes of $366,794 and $254,190 at December 31, 2018, respectively.

28

This compares to December 31, 2018 when the average and median loan sizes were $366,794 and $254,190, up $68,919 and $55,190 from the average and median loan sizes of $294,875 and $199,000 at December 31, 2017, respectively.

This compares to December 31, 2017 when the average and median loan sizes were $294,875 and $199,000, up $21,289 and $10,000 from the average and median loan sizes of $273,586 and $189,000 at December 31, 2016, respectively.

The Company saw a modest increase in average and median loan sizes from 2017 through 2019, reflecting the Company’s shift toward west coast states, which have relatively higher priced real estate on average.

The Company’s objective is to make loans secured by real estate priced in the liquid segments of each geographic market. Therefore, the distribution of loan sizes between time periods largely reflects both changes in real estate prices over time and a mix shift between geographies. While the Company is sensitive to loan size diversification, it does not target a mix of loan sizes.

Portfolio Loan Criteria and Policies

Underwriting. The Company engages in the business of making loans secured by first lien deeds of trust or mortgages that encumber real estate located in the United States, its territories and possessions. The Company may also invest indirectly in a loan by acquiring an ownership interest in an entity formed for the sole purpose of holding a qualifying loan. The Company’s loans are not insured or guaranteed by any governmental agency or private entity.

For each Portfolio Borrower, the Company performs a criminal background check, orders a credit report, measures liquidity, interviews the borrower to assess experience level and evaluates the quality of previous work. The Company also requires each Portfolio Borrower to provide a construction cost budget, detailing the cost and scope of planned capital improvements, and a profit analysis, detailing the borrower’s estimated resale price, total project cost and estimated profit.

As an asset-based lender, the Company’s underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value (LTV) coverage. Specifically, the Company operates under the following underwriting guidelines:

•	the Company does not lend unless secured by a first lien deed of trust or mortgage;

•	the Company does not lend unless the borrower has a clearly defined exit strategy;

•	the Company does not lend without assessing the borrower’s ability and willingness to pay; and

•	the Company does not lend more than 70% of the estimated “after-repair value” of the collateral (70% LTV coverage).

The Company has the sole discretion whether to originate a mortgage loan at a given LTV. Some of the factors considered by the Company when determining the maximum LTV to be extended on a mortgage loan are:

•	age, type, condition, and location of the collateral;

•	borrower creditworthiness and credit history;

•	loan amount and credit terms requested;

•	additional cross-collateralized properties;

•	proposed changes to or reconstruction of the collateral;

•	tenant history and occupancy rate (if applicable); and

•	amount of the interest reserve or construction loan (if any).

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In determining the value of real estate collateral for purposes of loan underwriting and LTV calculations, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the “after-repair value” of each property. The Company’s “after-repair” value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. Appraisals are recognized in the mortgage banking industry to represent estimates of value, and should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing Portfolio Borrowers with a higher quality of service.

There are no limitations on the types or locations of real estate investment loans within the United States or any requirement for current yield as opposed to overall return. Moreover, the Company’s investment strategy does not seek to balance the investment portfolio by property types, return characteristics or location, but the Company is sensitive to concentration risk. The Manager has the discretion to lend the Company’s assets on both new construction and existing properties.

The Company will not enter into any new commitment to make a loan where the cumulative principal amount of such loan would exceed 10% of the principal value of Portfolio Loans plus cash and cash equivalents of the Company as of the date of such commitment.

The Manager has discretion to amend the Portfolio Loan criteria and policies from time to time. Therefore, in essence, the investment objectives are those defined by the manager from time to time.

Disbursement of Loan Proceeds

Company loans are funded through an escrow account handled by the Manager or a qualified attorney, title insurance company or escrow company. The escrow agent is instructed not to disburse any funds until the following conditions are met:

•

Satisfactory title insurance coverage has been obtained, except as described in the following paragraph, with the title insurance policy naming the Company as the insured and providing title insurance in an amount equal to the principal amount of the loan. Title insurance insures only the validity and priority of the Company’s deed of trust or mortgage, and does not insure the Company against loss by reason of other causes, such as diminution in the value of the property securing the loan, over-appraisals or borrower defaults. The Company does not intend to arrange for mortgage insurance, which would afford some protection against loss if the Company foreclosed on a loan and there was insufficient equity in the property securing the loan to repay all sums owed.

•

The Company does not intend to arrange for title insurance policies on properties purchased from county auction, in which the borrower is borrowing from the Company under a Master Loan and Security Agreement. In such cases, the Company lends to the borrower during a period in which the borrower has equitable (but not marketable) title, and the Company performs its own title research. Once the Trustee’s Deed or Sherriff’s Deed is received and recorded following the foreclosure sale, the Company’s first lien position is perfected. The Master Loan and Security Agreement cross-collateralizes the loan against other properties owned by the borrower.

•

Satisfactory hazard and liability insurance has been obtained for all loans, or only liability insurance in the event of a loan secured by unimproved land, which insurance shall name the Company as loss payee in an amount equal to the principal amount of the Company’s loan or the replacement value of the property, as dictated by legal statute.

•

All loan documents (notes, deeds of trust, etc.) and insurance policies name the Company as payee and beneficiary or additional loss insured, as applicable. In the event the Company purchases loans, the Company shall receive assignments of all beneficial interest in any document related to each loan so purchased. Company investments in loans may not be held in the name of the Manager or any other nominee.

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Disbursement of Construction Draws

The Company disburses construction draws to Portfolio Borrowers to pay for planned capital improvements to the real estate collateral based on a pre-defined scope of work, construction budget and time schedule. To mitigate risk in this process, the Company follows certain policies and procedures that incorporate some or all of the following practices. However, it is important to point out that the Company evaluates the risks related to each project, considering such variables as borrower experience, and project location, size, timing and scope of work to determine the right combination of practices to follow.

Practices related to disbursement of construction draws include, but are not limited to, the following:

•

Construction Cost Budget – The construction cost budget is a spread sheet provided by the borrower that provides the Company with line item detail related to the planned capital improvements. The construction cost budget is prepared during the underwriting processes, and the borrower will update and submit the construction cost budget with each draw request.

•

Summary Page – The summary page organizes the draw request into two categories: (1) reimbursable expenses to be paid by the Company to the borrower, and (2) direct payments by the Company to contractors and vendors. The Company will reimburse the borrower for completed work as long as the borrower provides proof of payment. The Company will pay contractors and vendor invoices directly for completed work.

•

Conditional Lien Waivers – Conditional lien waivers are legal agreements provided by contractors and material vendors to the Company or the borrower. The contractor or vendor agrees to waive its right to file a mechanics lien against the property for work performed through a specific date conditioned upon the receipt of a specific payment amount.

•

Final Lien Waivers – Final lien waivers are legal agreements provided by contractors and material vendors to the Company or the borrower. The contractor or vendor agrees to waive its right to file a mechanics lien against the property for all work performed on the property, conditioned upon the receipt of a final payment amount.

•

Property Inspections – The Company orders property inspections by qualified third party inspectors to evaluate the amount and quality of construction work performed at various stages of construction or redevelopment.

•

Advanced Funding – In certain circumstances, the Company may agree to advance a borrower funds to be used to make future capital improvements. In those cases, the Company requires that, among other things, the borrower provide proof of payment and that the work be 100% complete prior to a subsequent advance. In addition, the Company is often secured through cross-collateralization with other projects owned by the same borrower.

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Loan Servicing

The Company’s loans are serviced by the Manager and the Manager is compensated for such loan servicing activities. See “Management Fees” on Page 62 of this Offering Circular.

We believe that the quality of service provided by the Company to Portfolio Borrowers is an important competitive differentiator in the private lending industry. For this reason, the Company chooses to originate, underwrite and service all of its loans in-house. In-house loan underwriting enables the Company to make fast, common sense lending decisions, which Portfolio Borrowers appreciate. For example, new borrower applications generally can be processed in 48 hours, loan proposals generally can be made in 24 hours and existing Portfolio Borrowers can receive funding in two to five days. In addition, because the Company does not require third party approvals to make loans, Portfolio Borrowers have confidence in the funding commitments made by the Company.

We also believe that in-house loan servicing is important for mitigating loan portfolio risk. Maintaining a close relationship with Portfolio Borrowers and servicing Portfolio Loans through every step of the loan life cycle allows the Company to quickly identify and address problem loans.

Loan servicing includes, but is not limited to, the following:

•

Payment Reminder Statements – Calculating, generating and delivering payment reminders to Portfolio Borrowers on a monthly basis. The accrued interest calculations are performed on a daily basis and take into account intra-month adjustments to the unpaid principal balance related to construction draw advances and adjustments to the interest rate of the loans, if any.

•

Loan History Statements – Calculating, generating and delivering loan history statements to Portfolio Borrowers on a monthly basis. The loan history statements are updated on a daily basis and present a summary of all financial transaction activity related to the loan, including transaction dates, funding amounts, accrued interest amounts, payment amounts, loan advances, loan fees and payoff amounts.

•

Construction Loan Statements – Calculating, generating and delivering construction loan history statements to Portfolio Borrowers on a monthly basis. The construction loan history statements are updated on a daily basis and present all construction loan advances, including transaction dates, advance amounts, vendors paid and balance of construction loan remaining.

•

Interest Reserve Statements – Calculating, generating and delivering interest reserve history statements to Portfolio Borrowers on a monthly basis. The interest reserve statements are updated on a daily basis and present all interest reserve advances, if any, made to cover loan payments, including transaction dates, advance amounts and balance remaining.

•

Payment Collection – Portfolio Borrowers make loan payments monthly in arrears and are instructed to mail their checks or money orders directly to the Manager for deposit into the Company’s general account. Portfolio Borrowers may also elect to have their payments electronically debited from their bank accounts by the Company.

•

Construction Draw Processing – Accepting, evaluating and managing construction loan draw requests submitted by Portfolio Borrowers. Construction draw processing includes educating borrowers about the draw process, collecting required documentation, managing third-party property inspectors, evaluating the quality of work and percentage of completion against the balance of the construction loan, and disbursing funds to Portfolio Borrowers or contractors.

•

Loan Payoffs – Calculating, preparing and submitting loan payoff statements. The Company works directly with the escrow company or attorney handling the closing. Following a loan payoff and payoff reconciliation, the Company prepares a reconveyance form in order to release its security interest in the property.

•

Delinquent Loans and Foreclosure – The Company follows internal policies and procedures related to colleting payment on delinquent loans, offering and negotiating pre-foreclosure remedies and filing foreclosure. All foreclosure proceedings are handled by third-party foreclosure trustees or attorneys, as required by each state.

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Purchase and Sale of Loans

The Company typically originates its mortgage loans. However, the Company may also purchase loans from unrelated third parties. Loans purchased by the Company must not be in default at the time of purchase and must otherwise satisfy the lending guidelines described above. Generally, the purchase price to the Company for any such loan will be the lesser of par value or fair market value.

The Company does not presently invest in mortgage loans primarily for the purpose of reselling such loans in the ordinary course of business; however, the Company may sell mortgage loans or enter into inter-creditor agreements if the Manager determines that it is advantageous for the Company to do so based upon the current interest rates, the length of time that the loan has been held by the Company, and the overall investment objectives of the Company.

The Company makes mortgage loans for investment and does not expect to engage in real estate operations in the ordinary course of business, except as may be required if the Company forecloses on a property on which it has invested in a mortgage loan and takes over ownership and management of the property. The Company may sell non-performing Portfolio Loans or foreclosed property securing Portfolio Loans, or sell an interest in such collateral to an affiliate of the Company, for the purpose of restructuring the Portfolio Loan or repositioning the property for sale.

None of the Company, its Manager, Managing Directors or affiliates is precluded from (i) selling a property to any Senior Noteholder, Junior Noteholder or Equity Program investor in the Company in connection with a foreclosure, including with purchase financing, or (ii) making a loan to, purchasing a loan from or entering into a loan or co-lending transaction or activity with any Senior Noteholder, Junior Noteholder or Equity Program investor in the Company, provided that any transaction meets our contractual obligations under our agreements related to the Senior Notes or any other contractual or legal obligations.

Legal Proceedings

The Company is not subject to any legal proceedings that are material to its business or financial condition.

Competition

The real estate market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to identify suitable Portfolio Loans. The business in which the Company is engaged is highly competitive, and the Company and Manager and its affiliates compete with numerous other established entities, including banks and credit unions. The Company and Manager also expect to encounter significant competition from other market participants including private lenders, private equity fund managers, real estate developers, pension funds, real estate investment trusts, other private parties, potential investors or homeowners, and other people or entities with objectives similar in whole or in part to those of the Company. Competition could result in reduced volumes, reduced fees or the failure of the Company to achieve or maintain more widespread market acceptance, any of which could harm the Company’s business. Most of our current or potential competitors have significantly more financial, technical, marketing and other resources than the Company, and may be able to devote greater resources to the development, promotion, sale and support of their platforms and distribution channels. The Company’s potential competitors may also have longer operating histories, or extensive customer bases, greater brand recognition and broader customer relationships than we have.

The Company has historically been able to earn Portfolio Loan yields above the industry average by providing superior service to its Portfolio Borrowers and by opportunistically expanding its loan origination in those markets that offer the best return per unit of risk. However, we anticipate that our portfolio yields will continue to decline over time as we adjust our loan programs to remain price competitive. In order to remain competitive long-term the Company must continue to provide its borrowers with a superior quality of service and lower its cost of capital in order to provide borrowers with more competitively priced loans.

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Governmental Regulation

Investment Company Act. An investment company is defined under the Investment Company Act to include any issuer engaged primarily in the business of investing, reinvesting, or trading in securities. Absent an exemption, investment companies are required to register as such with the SEC and to comply with various governance and operational requirements. If we were considered an “investment company” within the meaning of the Investment Company Act, we would be subject to numerous requirements and restrictions relating to our structure and operation. If we were required to register as an investment company under the Investment Company Act and to comply with these requirements and restrictions, we may have to make significant changes in our proposed structure and operations to comply with exemption from registration, which could adversely affect our business. We intend to structure the operation of the Company so as not to subject the Company to the provisions of the Investment Company Act. In particular, the Company expects to rely on, among other things, the exemption from registration afforded by compliance with Section 3(c)(5) of the Investment Company Act. Section 3(c)(5) excludes from the definition of “investment company” issuers of non-redeemable securities primarily engaged in “purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.” The Manager has not sought a no-action letter from the SEC to confirm that the Company is eligible for this exemption. However, the Manager will rely on guidance issued by the SEC stating that so long as (1) qualifying percentages of the Company’s assets consist of mortgages and other liens on or interests in real estate; and (2) the remaining percentage of the Company’s assets consist primarily of real estate-related assets, the Company will remain exempt from the Investment Company Act registration requirements.

Lending Regulations. The Company is a lender with respect to its Portfolio Loans, and the Company will be deemed a borrower and the Senior Noteholders deemed lenders with respect to the Senior Notes. Oregon and other states have numerous laws and regulations, which apply to the activities of lenders and the rights of borrowers. The applicability of these laws and regulations, and their exemptions and exclusions, are frequently complex and highly fact-centric, and they vary by jurisdiction and are subject to change. In addition, litigation in a number of states has imposed liability upon lenders, or otherwise adversely impacted lenders, in a manner that Senior Noteholders may not be accustomed to as a result of other investment activities. For example, a number of states have adopted usury laws, which generally prohibit the charging of interest in certain circumstances in excess of a statutorily defined rate. The Company relies on qualified advisors and uses commercially reasonable efforts to comply with laws and regulations applying to lenders and borrowers, and seeks exemptions and exclusions as advisable from such laws where appropriate to meet the investment objectives of the Company and this offering.

In addition, the Company makes its Portfolio Loans pursuant to state finance lender licensing exceptions for commercial loans. However, the Company or the Manager may obtain a finance lender’s license in specific states or retain the services of third parties to comply with such licensing, should it be deemed advisable. The Company relies on qualified advisors and uses commercially reasonable efforts to comply with laws and regulations applying to lenders and borrowers, and seeks exemptions and exclusions as advisable from such laws where appropriate to meet the investment objectives of the Company and this offering. The Company believes that such efforts are sufficient to avoid issues of noncompliance. However, investors should be aware that, under certain circumstances, a failure to comply with applicable regulations by the Company or a Senior Noteholder could result in civil or criminal penalties.

Lender Liability. As an additional consideration, legal decisions in many jurisdictions have imposed liability upon lenders for actions such as declaring defaults with respect to loans and refusing to meet company loan commitments under certain circumstances. In addition, some courts have permitted litigants to pursue claims against lenders for environmental torts of a borrower and other liability as a result of their association with the borrower. Such so-called “lender liability” is a developing and uncertain area of the law, and there can be no assurance that such a claim could not be brought against the Company or, by extension, an investor. In addition, in some cases, courts have re-characterized loans or debt securities as equity instruments, such that lenders or debt security holders have been subject to “equitable subordination” and thus not entitled to the preferred status of a creditor in a bankruptcy or other adversarial proceeding. Such decisions have been highly fact specific, and there can be no assurance that a court would not follow a similar approach with respect to the Senior Noteholders’ loans to the Company, or the Company’s loans to its Portfolio Borrowers. Investors are encouraged to consult with their legal counsel regarding the lender-related issues discussed above.

Environmental Regulations. Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, or sale of real estate. Such laws and regulations tend to discourage sales and lending activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. The Company’s failure to uncover and adequately protect against environmental issues in connection with a Project investment may subject us to liability. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigation, cleaning up or removing contamination caused by hazardous or toxic substances at the property. Liability can be imposed even if the original actions were legal and the owner had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. Such liabilities may interfere with the Company’s ability to realize on its lending activities.

Property

The Manager leases office space for its principal executive offices in Portland, Oregon pursuant to a multi-year lease. We believe that these facilities are adequate for our current operations.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction projects. Our primary source of funding is private debt and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on private debt and Bank Borrowings. We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

The following selected financial data as of and for the six month periods ended June 30, 2020 and June 30, 2019 is derived from unaudited financial statements of the Company and should be read in in conjunction with the Company’s unaudited financial statements and the notes thereto as of and for the periods ending June 30, 2020 and 2019 included in this Offering Circular beginning on Page F-1.  The following selected financial data as of and for the fiscal years ended December 31, 2019, 2018 and 2017 is derived from audited financial statements of the Company and should be read in conjunction with such financial statements and notes which are included in this Offering Circular beginning on Page F-22.

	As of or for the Six Months Ended				As of or for the Year Ended
	June 30,				December 31,
	2020		2019		2019		2018		2017
Selected income statement data
Interest income	$5,433,912		$4,667,840		$10,273,630		$10,180,734		$10,838,524
Interest expense	2,151,329		1,984,361		4,215,198		3,966,099		4,171,237
Net interest income	3,282,583		2,683,479		6,058,432		6,214,635		6,667,287

Provision for loan losses	543,570		444,485		776,382		90,275		56,753
Net interest income after provision for loan losses	2,739,013		2,238,994		5,282,050		6,124,360		6,610,534

Non-interest income	460,612		775,295		1,288,849		748,341		770,173
Non-interest expense	2,595,121		2,242,915		4,717,527		4,061,313		4,326,498
Income tax expense (benefit)	3,517		8,587		9,854		8,517		7,557
Net income (loss)	1,149,088		1,204,399		2,501,774		2,880,986		2,899,112
Net margin	19.5%		22.1%		21.6%		26.4%		25.0%

Selected balance sheet data
Total assets	$89,913,321		$81,463,750		$98,702,602		$73,340,802		$73,828,400
Net loans	78,195,144		71,053,233		88,122,933		67,316,102		67,090,684
Rental property, net	7,038,692		7,087,303		7,111,371		6,414,813		-
Real estate owned held for sale	3,210,162		2,161,624		1,776,281		3,315,361		4,795,566
Allowance for loan losses	1,589,237		882,461		1,045,668		815,947		890,272

Bank Borrowings, net	18,439,699		18,213,863		30,548,052		20,778,689		19,014,051
Senior Notes	24,862,216		17,346,712		20,914,989		8,066,007		-
Junior Notes	23,446,138		24,746,610		24,924,078		28,386,836		33,805,946
Equity	21,389,834		20,413,166		21,183,026		20,324,112		20,205,127

Selected performance ratios
Net interest rate spread	6.767%		6.600%		6.757%		7.492%		7.647%
Net interest margin	7.633%		7.734%		7.800%		8.873%		9.481%
Ratio of interest-earning assets to interest-bearing liabilities	1.18		1.21		1.19		1.24		1.31

Non-performing loans to total loans (percentage of UPB)	2.9%		2.3%		3.2%		4.5%		11.8%

Loan to value - active loans, end of period
Unpaid principal balance	$80,276,444		$72,543,633		$89,805,878		$68,590,539		$68,410,996
Undisbursed construction loan balance (1)	8,826,235		10,183,256		9,902,260		9,491,811		7,647,593
Estimated "after-repair" value (2)	137,713,000		127,174,600		155,001,000		118,625,000		112,062,500
Estimated "after-repair" loan-to-value (3)	65%		65%		64%		66%		68%

Loan to value - paid off loans, during period
Principal balance	25,215,157		20,609,389		81,916,818		85,119,195		68,297,135
Actual sale price	41,543,215		32,208,000		129,823,381		134,685,603		114,128,955
Actual loan-to-sale price (4)	61%		64%		63%		63%		60%
Original "after-repair" loan-to-value estimate	63%		68%		67%		66%		66%

Interest coverage ratios
Interest coverage - Bank Borrowings (5)	9.4	x	9.7	x	8.8	x	7.5	x	10.8	x
Cumulative interest coverage - Senior Notes (6)	4.5	x	6.2	x	5.2	x	6.4	x	-
Cumulative interest coverage - Junior Notes (7)	2.7	x	2.7	x	2.7	x	2.8	x	2.8	x

Average portfolio leverage, during period	76.9%		73.8%		75.8%		73.3%		73.1%

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_________

(1)	Unfunded loan balance is comprised of construction funds that have been approved but not yet disbursed.
(2)

The Company prepares an estimate of the “after-repair” value of the collateral for each Portfolio Loan. The Company’s “after-repair” value estimate for each property assumes that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the project after completion of all repairs based on information about comparable properties available at the time. See “Portfolio Loan Criteria and Policies – Underwriting” on Page 29 for additional details regarding estimation of “after-repair” value.

(3)

Estimated “after-repair” loan-to-value is calculated by dividing the sum of the unpaid principal balance and the unfunded loan balance by the estimated “after-repair” value. Real estate values are based on the Company’s “after-repair” value estimates and loans are weighted by the principal balance of each loan.

(4)

Actual loan-to-sale price represents the amount of the fully funded loan divided by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) to other investors were excluded from the calculation.

(5)

Bank Borrowings have a first priority security interest in all of the Company’s assets, including Portfolio Loans. Interest coverage equals gross income divided by the interest expense related to Bank Borrowings.

(6)

Senior Notes have a second priority interest in all of the Company’s assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals gross income divided by the total interest expense related to Senior Notes and Bank Borrowings combined. The Company began issuing Senior Notes on March 1, 2018.

(7)

Junior Notes have a third priority security interest in all of the Company’s assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals gross income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

Effects of COVID-19 on business model and portfolio performance

Through June 2020, the Company experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. The Company remains hyper-focused on monitoring its borrowers, improvement loan draws, and the health of the underlying real estate sub-markets it serves. Our Portfolio Borrowers have continued to successfully buy, fix and sell properties despite the over 40% year over year decline in pending home sales following the April COVID-19 stay-at-home orders. Our observation during April and early May of 2020 was that the decline in buyer demand due to stay-at-home orders was more than offset by a decline in the number of homeowners willing to list their homes for sale due to their reluctance to have strangers enter their homes for showings. While this did lead to a significant decline in overall residential real estate transaction volume, our Portfolio Borrowers do not occupy their properties and generally had few problems securing buyers and selling their projects consistent with anticipated timelines. However, during late May and June demand for residential real estate has rebounded significantly, approaching pre-pandemic levels, , which resulted in a higher amount of loan payoffs and a modest reduction in total loan portfolio size. The Company continues to gain high-quality borrowers but has been unable to raise loan pricing. The Company saw an increase in delinquent Loans related to one borrower during the second quarter.

It is also important to point out that the residential real estate market entered the pandemic with strong demand, very low inventory and generally conservative bank lending standards, a sharp contrast to the real estate bubble that existed prior to the great recession of 2008. In addition, the government has deployed many policy tools developed during the great recession that are designed to avoid a massive supply of foreclosures that could depress housing prices and lead to a financial/banking crisis. For example, all government backed mortgages currently allow borrowers to avoid foreclosure for up to 12 months through forbearance. Similarly, many states and counties have implemented legislation to delay foreclosure activity on non-government backed mortgages. While these foreclosure restrictions could affect the Company’s ability to foreclose on some of its Portfolio Loans under certain conditions, the Company has mitigated this risk by requiring interest reserves on almost all of its loans since mid-April 2020.

While the Company has not experienced an increase in delinquent loans so far, the Company does expect that some of its Portfolio Borrowers could struggle in the weeks and months ahead as Portfolio Borrowers adapt to changes in the real estate market. The Company is prepared to manage those situations individually. In an abundance of caution, the Company has taken the following actions to mitigate future risks, until the Company has determined the risks associated with the COVID-19 crisis have sufficiently dissipated: (1) new loans require borrowers to pre-pay interest; (2) new loans are being made at lower loan-to-value ratios; (3) the Company continues lending to only the highest quality borrowers; (4) the Company continues to focus its lending in non-judicial states, which it believes to be less risky than judicial states; and (5) the Company only lends on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market). In addition, the Company increased its loan loss reserve during the second quarter by over $261,000, which increased its allowance for loan losses to over $1.5 million as of June 30, 2020 (2.0% of unpaid principal balance), despite having no charge offs during the six months ended June 30, 2020. The Company’s rental property tenants are all government subsidized and rent collections have not been materially impacted through June 30, 2020.

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Due to the complex nature of the impact of COVID-19 on the economy, it is difficult to predict future impacts, though we believe the structure of our business remains solid. Please see the Company’s most recent quarterly or annual results for any additional updates.

Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that reflects the Company’s estimate of the level of probable incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The following table sets forth the beginning and ending balance of allowance for loan losses, the provision for loan losses taken during that period, and the amount of loan charge-offs taken during that period:

	As of or for the		As of or for the
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Unpaid principal balance, end of period	$80,276,444	$72,543,633	$89,805,878	$68,590,539	$68,410,996
Allowance for loan losses, beginning balance	1,045,668	815,947	815,947	890,272	1,150,469
Provision for loan losses, during period	543,570	444,485	776,382	90,275	56,753
Charge-offs, during period	-	(377,971)	(546,661)	(164,598)	(316,950)
Allowance for loan losses, ending balance	1,589,237	882,461	1,045,668	815,947	890,272
Percent of unpaid principal balance, end of period	2.0%	1.2%	1.2%	1.2%	1.3%

As of June 30, 2020, the Company’s allowance for loan losses balance was $1,589,237, or 2.0%, of the unpaid principal balance (“UPB”). During the preceding six months, the Company recognized provisions for loan losses of $543,570 and no loan charge-offs. The increase in provisions for loan losses was primarily attributable to the Company’s decision to increase the size of the allowance for loan losses to mitigate any future risk related to COVID-19.

By comparison, as of June 30, 2019 the Company’s allowance for loan losses balance was $882,461, or 1.2%, of UPB. During the preceding six months, the Company recognized provisions for loan losses of $444,485 and $377,971 in loan charge-offs. The increase in provisions for loan losses was primarily attributable to the gain on sale from one cross collateralized REO asset being used to charge off losses on the sale of two other REO assets.

As of December 31, 2019, the Company’s allowance for loan losses balance was $1,045,668, or 1.2%, of UPB. During the preceding 12 months, the Company recognized provisions for loan losses of $776,382 and $546,661 in loan charge-offs.

This compares to December 31, 2018 when the Company’s allowance for loan losses balance was $815,947, or 1.2%, of UPB. During the preceding 12 months, the Company recognized provisions for loan losses of $90,275 and $164,598 in loan charge-offs.

This compares to December 31, 2017 when the Company’s allowance for loan losses balance was $890,272, or 1.3%, of UPB. During the preceding 12 months, the Company recognized provisions for loan losses of $56,753 and $316,950 in loan charge-offs.

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Due to macroeconomic risks related to the COVID-19 pandemic, the Company’s expects to accrue a provision for loan losses at a rate higher than the historical rate of 0% and 1.0% annualized. See “Comparison of Financial Condition at June 30, 2020 and 2019, and at December 31, 2019, 2018 and 2017 – Non-Performing Loans and REO Assets” on Page 44 for additional disclosures.

REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses. See “Comparison of Financial Condition at June 30, 2020 and 2019, and at December 31, 2019, 2018 and 2017 – Non-Performing Loans and REO Assets” on Page 44 for additional disclosures.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances. See “Comparison of Financial Condition at June 30, 2020 and 2019, and at December 31, 2019, 2018 and 2017 – Non-Performing Loans and REO Assets” on Page 44 for additional disclosures.

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

The following table sets forth the deferred loan origination fee balances and associated accretion into income for the time periods indicated:

	As of or for the
	Six Months Ended		As of or for the
	June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Deferred loan origination fees, end of period	$492,063	$607,939	$637,277	$458,490	$430,040
Accreted to income, during period	1,045,325	796,828	1,856,751	1,942,449	1,530,373

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As of June 30, 2020, deferred loan origination fees were $492,063, and the Company accreted into income $1,045,325 of deferred loan origination fees during the six months ended June 30, 2020.

By comparison, as of June 30, 2019 deferred loan origination fees were $607,939, and the Company accreted into income $796,828 of deferred loan origination fees during the six months ended June 30, 2019.

The higher amount of income accretion during the six months ended June 30, 2020 compared to the same period in 2019 reflected an increase in the average loan portfolio size during the six months ended June 30, 2020. The lower amount of deferred loan origination fees at June 30, 2020 compared to June 30, 2019 reflected a decrease in the loan portfolio size at June 30, 2020. The Company’s Portfolio Borrowers continued to sell properties quickly during the six months ended June 30, 2020 despite an approximate 40% year-over-year decline in pending home sales nationwide related to the April 2020 stay-at-home orders, resulting in a modest decrease in loan portfolio size at June 30, 2020.

As of December 31, 2019, deferred loan origination fees were $637,277, and the Company accreted into income $1,856,751 of deferred loan origination fees during the year ended December 31, 2019.

By comparison, as of December 31, 2018 deferred loan origination fees were $458,490, and the Company accreted into income $1,942,449 of deferred loan origination fees during the year ended December 31, 2018.

By comparison, as of 2017 deferred loan origination fees were $430,040, and the Company accreted into income $1,530,373 of deferred loan origination fees during the year ended December 31, 2017.

The higher amount of income accretion during 2018 compared to 2017 reflected a higher percentage of Portfolio Loans that carried high loan origination fees and low interest rates. The Company offers its borrowers loan options with a combination of low origination fees and high interest rates or loans with high origination fees and low interest rates. While the yield earned by the Company on these loan options is similar, changes in the percentage of Portfolio Loans with high origination fees can affect the amount of interest income derived from deferred loan origination fees. The increase in Deferred loan origination fees at December 31, 2019 compared to December 31, 2018, reflected an increase in loan portfolio size during the fourth quarter of 2019.

Income Taxes. The Company is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements. The Company has evaluated its current tax positions and has concluded that as of December 31, 2019 and as of June 30, 2020, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Comparison of Operating Results for the Six Months Ended June 30, 2020 and 2019

Net Income, Net Margin and Net Interest Rate Spread. Net income was $1,149,088 for the six months ended June 30, 2020, compared to $1,204,399 for the six months ended June 30, 2019, a decrease of $55,311 or 4.6%.

Net interest margin for the six months ended June 30, 2020 and 2019 was 7.633% and 7.734%, respectively. Similarly, the net interest rate spread for the six months ended June 30, 2020 and 2019 was 6.767% and 6.600%, respectively.

Net income, net interest margin and net interest rate spread saw minimal changes between periods as the Company offset a reduction in the average interest rate earned on interest bearing assets with an offsetting reduction in the average interest rate paid on interest bearing liabilities.

Interest Income. Total interest income increased $766,072, or 16.4%, to $5,433,912 for the six months ended June 30, 2020 compared to $4,667,840 for the six months ended June 30, 2019. The increase in interest income was primarily the result of an 86 basis point decline in the average yield earned on interest-earning assets being more than offset by a $16.6 million, or 23.9%, increase in average interest-earning assets.

The average daily balance of cash during the six months ended June 2020 and 2019 was $597,563 and $599,746, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $166,968, or 8.4%, to $2,151,329 for the six months ended June 30, 2020 from $1,984,361 for the six months ended June 30, 2019.

Interest expense paid on Junior Notes decreased $258,149, or 23.3%, to $847,538 for the six months ended June 30, 2020 compared to $1,105,687 for the six months ended June 30, 2019. This decrease was driven by both a $3.8 million, or 13.5%, decrease in the average balance of Junior Notes outstanding to $24.3 million from $28.1 million, and a 92 basis point decrease in the yield paid on those Junior Notes to 7.018% from 7.940%. This decline in yield paid reflects the savings from Junior Note refinancing from 8% to 7%, which began in May 2019 and was completed in October 2019.

Interest expense paid on Senior Notes increased $356,640, or 111.6%, to $676,205 for the six months ended June 30, 2020 compared to $319,565 for the six months ended June 30, 2019. This increase was driven by an $11.9 million, or 110.4%, increase in the average balance of Senior Notes outstanding to $22.6 million from $10.7 million. The average interest rate paid on Senior Notes remained constant at 6%.

Interest expense on Bank Borrowings increased $68,477, or 12.2%, to $627,586 for the six months ended June 30, 2020 from $559,109 for the six months ended June 30, 2019. This increase was attributable to an 39.4% increase in average Bank Borrowings to $26.0 million from $18.6 million, which more than offset a 119 basis point decrease in the yield paid on those Bank Borrowings. The decrease in yield paid on Bank Borrowings was the result of interest rate reductions by the Federal Reserve.

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Net Interest Income. Net interest income increased $599,104, or 22.3%, to $3,282,583 for the six months ended June 30, 2020 from $2,683,479 for the six months ended June 30, 2019. The increase resulted primarily from a $766,072 increase in interest income more than offsetting a $166,968 increase in interest expense.

The increase in interest income was primarily the result of loan portfolio growth more than offsetting a modest decline in yield earned on Portfolio Loans, due to industry pricing pressure. The increase in interest expense was primarily attributable to loan portfolio growth but was minimized by reductions in the interest rate paid on Bank Borrowings, the issuance of additional Senior Notes, and the refinancing of Junior Notes.

Rental Property Income. Rental property income increased $108,082 to $344,815 for the six months ended June 30, 2020 from $236,733 for the six months ended June 30, 2019. The increase resulted primarily from the redevelopment and lease up of the Company’s rental properties.

Other Income. Other income decreased $422,765, or 78.5%, to $115,797 for the six months ended June 30, 2020 from $538,562 for the first six months of 2019. The decrease was primarily attributable to a decline in non-performing loans. Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets held for sale, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

Non-Interest Expense. Non-interest expense increased $352,206, or 15.7%, to $2,595,121 for the six months ended June 30, 2020 from $2,242,915 for the six months ended June 30, 2019. The largest increase in non-interest expense was a $258,605 increase in the servicer fees to $1,300,501 from $1,041,896. The largest decrease in non-interest expense was a $107,089 decrease in the incentive fees paid to $78,590 from $185,679, reflecting an increase in provision for loan losses expense.

Provision for Loan losses. Based on our analysis of loan portfolio performance, as outlined above in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” the Company recorded a provision of $543,570 for the six months ended June 30, 2020, compared to $444,485 during the six months ended June 30, 2019. The allowance for loan losses was $1,589,237, or 2.0% of total unpaid principal balance at June 30, 2020, compared to $882,461, or 1.2% of total unpaid principal balance at June 30, 2019.

The Company recorded no loan charge offs during the six months ended June 30, 2020, compared to loan charge offs of $377,971 during the six months ended June 30, 2019.

Total delinquent loans were $2.4 million, or 2.9%, of the total unpaid principal balance at June 30, 2020, compared to $1.7 million, or 2.3%, of the total unpaid principal balance at June 30, 2019. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2020 and June 30, 2019.

The increase in provision-for-loan-losses during the six months ended June 30, 2020 was primarily attributable to loan portfolio growth, and the Company’s decision to increase its allowance for loan losses to mitigate any future risks related to COVID-19. It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 140 days in non-judicial states and longer in judicial states or if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

Income Taxes. Income tax expense for the six months ended June 30, 2020 and 2019 were $3,517 and $8,587, respectively. This tax expense is related to municipal franchise taxes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Comparison of Operating Results for the Years Ended December 31, 2019, 2018 and 2017

Net Income. Net income was $2,501,774 for the year ended December 31, 2019, compared to $2,880,986 for the year ended December 31, 2018, a decrease of $379,212, or 13.2%. The decline in net income year over year was primarily attributable to the Company’s decision to increase its provision-for-loan-losses expense and associated allowance-for-loan losses on the balance sheet, as a result of continued loan portfolio growth during the second half of 2019. Based on an analysis of the allowance for loan losses, growth in the loan portfolio and associated loan performance, the Company recorded a provision for losses on loans of $776,382 for the 12 months ended December 31, 2019. See “Provision for Loan Losses” on Page 42 for additional details.

By comparison, net income was $2,880,986 for the year ended December 31, 2018, compared to $2,899,112 for the year ended December 31, 2017, a decrease of $18,126, or 0.6%. Net income was relatively unchanged year over year, primarily reflecting stabilization in the net interest rate spread when compared to the prior year and an increase in rental property income. Based on an analysis of the allowance for loan losses, growth in the loan portfolio and associated loan performance, the Company recorded a provision for losses on loans of $90,275 for the 12 months ended December 31, 2018.

For the years ended December 31, 2019, 2018 and 2017, the net interest margin was 7.800%, 8.873% and 9.481%, respectively, and net interest rate spread was 6.757%, 7.492% and 7.647%, respectively. The decline in these performance metrics during 2018 and 2019 reflects increased pricing pressure in the private lending industry. See “Analysis of Net Interest Income” on Page 52 for additional details.

Interest Income. Total interest income increased $92,896, or 0.9%, to $10,273,630 for the year ended December 31, 2019 compared to $10,180,734 during the year ended December 31, 2018. The increase in interest income was primarily the result of a $7.6 million, or 10.9%, increase in average interest-earning assets more than offsetting a 131 basis point decline in the average yield earned on interest earning assets.

By comparison, total interest income decreased $657,790, or 6.1%, to $10,180,734 for the year ended December 31, 2018 compared to $10,838,524 during the year ended December 31, 2017. The decrease in interest income was primarily the result of an 88 basis point decline in the average yield earned on interest earning assets, and a $278,496 million, or 0.4%, decrease in average interest-earning assets.

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The average daily balance of cash during the years ended December 2019, 2018 and 2017 was $640,097, $665,303 and $646,417, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $249,099, or 6.3%, to $4,215,198 for the year ended December 31, 2019 from $3,966,099 for the year ended December 31, 2018.

Interest expense on Junior Notes decreased $255,294, or 11.3%, to $2,001,380 for the year ended December 31, 2019, from $2,256,674 for the year ended December 31, 2018. The decrease in interest expense was primarily attributable to a decrease in the average interest rate paid on Junior Notes to 7.581% from 7.997%, and a $1.8 million, or 6.4%, decrease in the average balance of Junior Notes outstanding, which averaged $26.4 million during 2019 versus an average of $28.2 million during 2018.

Interest expense on Senior Notes increased $641,505, or 251.7%, to $896,366 for the year ended December 31, 2019, from $254,861 for the year ended December 31, 2018. The increase in interest expense was primarily attributable to a $10.7 million, or 251.9%, increase in the average balance of Senior Notes outstanding, which averaged $14.9 million during 2019 versus an average of $4.2 million during 2018. The Company began issuing Senior Notes on March 1, 2018.

Interest expense on Bank Borrowings decreased $137,112, or 9.4%, to $1,317,452 for the year ended December 31, 2019 from $1,454,564 for the year ended December 31, 2018. This decrease was attributable to the average interest rate paid on Bank Borrowings decreasing 57 basis points to 5.533% from 6.100% between 2019 and 2018, respectively.

By comparison, total interest expense decreased $205,138, or 4.9%, to $3,966,099 for the year ended December 31, 2018 from $4,171,237 for the year ended December 31, 2017.

Interest expense on Junior Notes decreased $838,572, or 27.1%, to $2,256,674 for the year ended December 31, 2018, from $3,095,246 for the year ended December 31, 2017. The decrease in interest expense was primarily attributable to a decrease in the average interest rate paid on Junior Notes to 7.997% from 8.898%, and a $6.6 million, or 18.9%, decrease in the average balance of Junior Notes outstanding, which averaged $28.2 million during 2018 versus an average of $34.8 million during 2017.

Interest expense on Bank Borrowings increased $378,573, or 35.2%, to $1,454,564 for the year ended December 31, 2018 from $1,075,991 for the year ended December 31, 2017. This increase was attributable to an increase in average Bank Borrowings to $23.8 million during 2018 from $18.9 million during 2017, an increase of $4.9 million or 26.0%. In addition, the average interest rate paid on those Bank Borrowings increased 42 basis points to 6.100% from 5.685% between 2018 and 2017, respectively.

Net Interest Income. Net interest income decreased $156,203, or 2.5%, to $6,058,432 for the year ended December 31, 2019 from $6,214,635 for the year ended December 31, 2018. The decrease resulted primarily from a $249,099 increase in interest expense more than offsetting a $92,896 increase in interest income, as explained above. Our average interest-earning assets increased $7.6 million, or 10.9%, to $77.7 million for the year ended December 31, 2019 from $70.0 million for the year ended December 31, 2018, and our net interest rate spread decreased 74 basis points to 6.757% for the year ended December 31, 2019 from 7.492% for the year ended December 31, 2018. Our net interest margin decreased 107 basis points to 7.800% for the year ended December 31, 2019 from 8.873% for the year ended December 31, 2018. The modest decrease in our interest rate spread and net interest margin during 2019 reflected yields on interest-earning assets falling faster than yields on interest-bearing liabilities. The 131 basis point reduction in average yield earned on interest-earning assets was the result of industry pricing pressure, which the Company partially offset with a 57 basis point reduction in average yield paid on interest-bearing liabilities. The reduction in yield paid was primarily due to the Company refinancing its Junior Notes from 8% to 7% during 2019, and renegotiating a lower interest rate on its Bank Borrowings.

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By comparison, net interest income decreased $452,652, or 6.8%, to $6,214,635 for the year ended December 31, 2018 from $6,667,287 for the year ended December 31, 2017. The decrease resulted primarily from a $657,790 decrease in interest income more than offsetting a $205,138 decrease in interest expense, as explained above. Our average interest-earning assets decreased $278,496, or 0.4%, to $70.0 million for the year ended December 31, 2018 from $70.3 million for the year ended December 31, 2017, and our net interest rate spread decreased 16 basis points to 7.492% for the year ended December 31, 2018 from 7.647% for the year ended December 31, 2017. Our net interest margin decreased 61basis points to 8.873% for the year ended December 31, 2018 from 9.481% for the year ended December 31, 2017. The modest decrease in our interest rate spread and net interest margin during 2018 reflected yields on interest-earning assets falling faster than yields on interest-bearing liabilities. The 88 basis point reduction in average yield earned on interest-earning assets was the result of industry pricing pressure, which the Company partially offset with a 72 basis point reduction in average yield paid on interest-bearing liabilities. The reduction in yield paid was primarily due to the Company refinancing its Junior Notes from 10% to 8% during 2017, and renegotiating a lower interest rate on its Bank Borrowings.

Rental Property Income. Rental property income increased $440,033, or 356.8%, to $563,366 during the year ended December 31, 2019 from $123,333, for the year ended December 31, 2018. The Company had no rental income during 2017. The Company owns four multifamily rental properties located in Chicago, Illinois, which were acquired through a deed in lieu of foreclosure. See “Rental Property” on Page 44 for additional details.

Non-Interest Income. Other income increased $100,475, or 16.1%, to $725,483 for the year ended December 31, 2019 from $625,008 for the year ended December 31, 2018.

By comparison, other income decreased $145,165, or 18.8%, to $625,008 for the year ended December 31, 2018 from $770,170 for the year ended December 31, 2017.

Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

Non-Interest Expense. Non-interest expense increased $656,214, or 16.2%, to $4,717,527 for the year ended December 31, 2019 from $4,061,313 for the year ended December 31, 2018. The largest change in non-interest expense was a $686,107, or 760.0%, increase in provision for loan losses, which was partially offset by gains in non-interest income. See “Provision for Loan Losses” below for additional details. The second and third largest changes were a $233,701 increase in loan servicing fees related to overall portfolio growth, and a $214,959 increase in real estate holding costs related to stabilizing the Company’s rental properties.

By comparison, non-interest expense decreased $265,185, or 6.1%, to $4,061,313 for the year ended December 31, 2018 from $4,326,498 for the year ended December 31, 2017. The largest change in non-interest expense was a $168,252, or 5.5%, decrease in other expenses primarily attributable to lower bank fees and marketing expense. The second and third largest changes were a $112,386 decrease in real estate holding costs related to the Company’s redevelopment of rental properties, and a $103,628 decrease in management incentive fees as a result of lower yields earned on interest-earning assets.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, as outlined above in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” we recorded a $776,382 provision for loan losses for the year ended December 31, 2019, compared to a provision of $90,275 for the year ended December 31, 2018, and a provision of $56,753 for the year ended December 31, 2017. The allowance for loan losses was $1,045,668, or 1.2%, of total unpaid principal balance at December 31, 2019, compared to $815,947, or 1.2%, of total unpaid principal balance at December 31, 2018, and $890,272, or 1.3%, of total unpaid principal balance at December 31, 2017. Total delinquent loans were $2,873,793, or 3.2%, of the total unpaid principal balance at December 31, 2019 compared to $3,091,874, or 4.5%, at December 31, 2018, and $8,054,475, or 11.8%, of unpaid principal balance at December 31, 2017. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at December 31, 2019, 2018 and 2017.

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It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days or longer in a judicial foreclosure or bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured. See “Non-Performing Loans and REO Assets”, Page 44, for additional details.

Income Taxes. Income tax expense for the year ended December 31, 2019, 2018 and 2017 were $9,854, $8,517 and $7,557, respectively. This tax expense is related to municipal franchise taxes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax. See “Critical Accounting Policies and Accounting Estimates” for additional disclosures regarding income taxation.

Comparison of Financial Condition at June 30, 2020 and 2019, and December 31, 2019, 2018 and 2017

Total Assets. The following table sets forth the balance of total assets at the dates indicated:

	As of or for the
	Six Months Ended		As of or for the
	June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Cash	$721,249	$538,533	$880,205	$588,576	$684,316
Mortgage interest receivable	748,074	623,057	811,812	705,950	1,257,834
Mortgage loans receivable, net	78,195,144	71,053,233	88,122,933	67,316,102	67,090,684
Rental property, net	7,038,692	7,087,303	7,111,371	6,414,813	-
Real estate held for sale	3,210,162	2,161,624	1,776,281	3,315,361	4,795,566
Total assets	$89,913,321	$81,463,750	$98,702,602	$78,340,802	$73,828,400

At June 30, 2020, total assets equaled $89.9 million, an increase of $8.4 million, or 10.4%, from $81.5 million at June 30, 2019, and a decrease of $8.8 million, or 8.9%, from $98.7 million at December 31, 2019. The increase in total assets year-over-year was primarily attributable to an increase in the size of the loan portfolio, driven by an improvement in loan demand during the twelve months ended June 30, 2020. The decline in total assets compared to yearend primarily reflected a higher rate of Portfolio Loan payoffs during the six months ended June 30, 2020, due to strong demand for the real estate projects completed by the Company’s Portfolio Borrowers.

Total assets increased $20.4 million, or 26.0%, to $98.7 million at December 31, 2019 from $78.3 million at December 31, 2018, driven primarily by a $20.8 million, or 30.9%, increase in net loans, which was partially offset by a $1.5 million reduction in real estate owned assets held for sale.

By comparison, total assets increased $4.5 million, or 6.1%, to $78.3 million at December 31, 2018 from $73.8 million at December 31, 2017, driven primarily by a $6.4 million increase in rental property, which was partially offset by a $1.5 million reduction in real estate owned assets held for sale.

Mortgage Loans Receivable, Net. Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” and “– Fair Value of Mortgage Loans Receivable” Page 38 for additional details.

The following table sets forth the net balance of Portfolio Loans at the dates indicated:

	As of or for the
	Six Months Ended		As of the
	June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Unpaid principal balance	$80,276,444	$72,543,633	$89,805,878	$68,590,539	$68,410,996
Deferred loan origination fees	(492,063)	(607,939)	(637,277)	(458,490)	(430,040)
Allowance for loan losses	(1,589,237)	(882,461)	(1,045,668)	(815,947)	(890,272)
Mortgage loans receivable, net	78,195,144	71,053,233	88,122,933	67,316,102	67,090,684
Total assets	$89,913,321	$81,463,750	$98,702,602	$78,340,802	$73,828,400
Percentage of total assets	87.0%	87.2%	89.3%	85.9%	90.9%

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At June 30, 2020, net loans equaled $78.2 million, an increase of $7.1 million, or 10.1%, from $71.1 million at June 30, 2019, and a decrease of $9.9 million, or 11.3%, from $88.1 million at December 31, 2019. The increase in net loans year-over-year was primarily attributable to an increase in the size of the loan portfolio, driven by an improvement in loan demand during the twelve months ended June 30, 2020. The decline in net loans compared to yearend primarily reflected a higher rate of Portfolio Loan payoffs during the six months ended June 30, 2020, due to strong demand for the real estate projects completed by the Company’s Portfolio Borrowers.

Net loans increased by $20.8 million, or 30.9%, to $88.1 million at December 31, 2019 from $67.3 million at December 31, 2018. Net loans increased during 2019 as the Company lowered its loan pricing and increased its targeted borrower marketing in an effort to gain and retain the highest quality borrowers.

By comparison, net loans increased by $225,418, or 0.3%, to $67.3 million at December 31, 2018 from $67.1 million at December 31, 2017. While the net loans showed no material change year over year, the Company made significant changes in exposure between states. See “Portfolio Loan Characteristics” Page 21 for additional details.

Rental Property. As of June 30, 2020, the Company had rental property of $7.0 million (7.8% of total assets) comprised of four properties including one 30-unit apartment building (redevelopment completed during 2018), one 33-unit apartment building (redevelopment completed during 2019) and two 3-unit apartment buildings (redevelopment completed during 2019). A majority of the redevelopment costs for these projects have been capitalized.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO Asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Non-Performing Loans and REO Assets. The following definitions are used when categorizing the Company’s Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets:

•	Delinquent Loan: A loan with a monthly payment that is 30 days or more past due.

•	Non-Performing Loan: A Delinquent Loan that is in the foreclosure process but still accruing interest.

•

Non-Accruing Loan: A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management’s judgment, the future collectability of principal or interest is in doubt. Loans placed on nonaccrual status may or may not be contractually past due at the time of such determination.

•

Impaired Loan: A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan’s effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.

•	Real Estate Owned: Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.

•	Rental Property: Real estate that the Company holds for use.

The Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days or longer if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

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When a loan becomes Non-Performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, as long as the Manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the Manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the Manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company’s allowance for loan losses.

The following table provides information associated with the Company’s Delinquent, Non-Performing, Non-Accruing and Impaired assets:

	As of or for the		As of or for the
	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Performing loans, end of period	229	201	246	183	216
New delinquent loans, during period	2	5	8	10	17
Total delinquent loans, end of period	3	4	5	4	16
Total delinquent loans (UPB), end of period	$2,364,548	$1,673,573	$2,873,793	$3,091,874	$8,054,475
Allowance for loan losses, end of period	1,589,237	882,461	1,045,668	815,947	890,272
Bad debt charge off, during period	—	(377,971)	(546,661)	(164,598)	(316,825)

Delinquent loan detail
Total non-performing loans, end of period	2	3	2	2	10
Total non-accruing loans, end of period	1	1	3	2	6
Total impaired loans, end of period	0	0	0	0	0

Total historical delinquent loans, cumulative	148	143	146	138	128

Percentage of number of loans
Performing, end of period	98.7%	98.0%	98.0%	97.9%	93.1%
Delinquent, end of period	1.3%	2.0%	2.0%	2.1%	6.9%

Percentage of unpaid principal balance
Performing, end of period	97.1%	97.7%	96.8%	95.5%	88.2%
Delinquent, end of period	2.9%	2.3%	3.2%	4.5%	11.8%

During the six months ended June 30, 2020, the Company had 2 loans become delinquent and ended the period with 3 delinquent loans, totaling $2.3 million, or 2.9%, of the total unpaid principal balance (“UPB”).

By comparison, during the six months ended June 30, 2019, the Company had 5 loans become delinquent and ended the period with 4 delinquent loans, totaling $1.7 million, or 2.3%, of UPB.

During the year ended December 31, 2019, the Company had 8 loans become delinquent and ended the period with 5 delinquent loans, totaling $2.9 million, or 3.2%, of UPB.

By comparison, during the year ended December 31, 2018, the Company had 10 loans become delinquent and ended the period with 4 delinquent loans, totaling $3.1 million, or 4.5%, of UPB.

By comparison, during the year ended December 31, 2017 the Company had 17 loans become delinquent and ended the period with 16 delinquent loans, totaling $8.1 million, or 11.8%, of UPB.

While we are not concerned about the financial impact of these delinquent loans on portfolio performance and do not view these loans as indicative of systemic issues, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures.

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The following table provides information associated with the Company’s REO assets held for sale:

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2020	2019	2019	2018	2017
New REO properties, during period	2	1	2	8	7
Sold REO properties, during period	1	4	6	6	7
Total REO properties, end of period	2	2	1	6	7
Total REO properties ($), end of period	$3,210,162	$2,161,624	$1,776,281	$3,315,361	$4,795,566
Historical foreclosures reverted to lender, cumulative	31	28	29	27	22
Historical deeds-in-lieu of foreclosure, cumulative	13	13	13	13	10
Total historical REOs, cumulative	44	41	42	40	32

During the first six months ended June 30, 2020, the Company foreclosed 2 loans that became REO assets, sold 1 REO asset and ended the period with 2 REO assets, with a combined cost basis of $3.2 million.

By comparison, during the first six months ended June 30, 2019, the Company foreclosed 1 loan that became REO assets, sold 4 REO assets and ended the period with 2 REO assets, with a combined cost basis of $2.2 million.

During the year ended December 31, 2019, the Company foreclosed 2 loans that became REO assets, sold 6 REO assets and ended the period with 1 REO asset, with a combined cost basis of $1.8 million.

By comparison, during the year ended December 31, 2018, the Company foreclosed 8 loans that became REO assets, sold 6 REO assets and ended the period with 6 REO assets, with a combined cost basis of $3.3 million.

By comparison, during the year ended December 31, 2017 the Company foreclosed 7 loans that became REO assets, sold 7 REO assets and ended the period with 7 REO assets, with a combined cost basis of $4.8 million.

The decline in REO assets from 2017 to 2019 partially reflects the Company’s decision to lower its loan pricing to gain and retain higher quality borrowers.

The following table provides information associated with the Company’s allowance for loan losses and associated charge offs and gains from non-performing loans and real estate owned assets:

	As of or for the Six Months		As of or for the
	Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Unpaid principal balance, end of period	$80,276,444	$72,543,633	$89,805,878	$68,590,539	$68,410,996
Provision for loan losses, during period	543,570	444,485	776,382	90,275	56,753
Allowance for loan losses, end of period	1,589,237	882,461	1,045,668	815,947	890,272
Percent of unpaid principal balance, end of period	2.0%	1.2%	1.2%	1.2%	1.3%
Charge-offs	—	(377,971)	(546,661)	(164,600)	(316,900)
Late fees, default interest from non-performing loans and deferred extension fees, during period	48,090	104,304	118,805	322,280	157,119
Short term capital gain (loss) from REO sales, during period	4,531	(2,873)	(118,126)	(12,160)	(204,293)

As of June 30, 2020, the Company’s allowance for loan losses was $1,589,237, or 2.0%, of UPB. During the preceding 6 months, the Company recognized $543,570 in provisions for loan losses, no loan charge-offs, $48,090 in late fees and default interest related to non-performing loans and deferred loan extension fees, and $4,531 in short term capital gains from the sale of REO assets.

By comparison, as of June 30, 2019 the Company’s allowance for loan losses was $882,461, or 1.2%, of UPB. During the preceding 6 months, the Company recognized $444,485 in provisions for loan losses, $377,971 in loan charge-offs, $104,304 late fees and default interest related to non-performing loans, and $2,873 in short term capital losses from the sale of REO assets.

As of December 31, 2019, the Company’s allowance for loan losses was $1,045,668, or 1.2%, of UPB. During the preceding 12 months, the Company recognized $776,382 in provisions for loan losses, $546,661 in loan charge-offs, $118,805 in late fees and default interest related to nonperforming loans, and $118,126 in short term capital losses from the sale of REO assets.

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By comparison, as of December 31, 2018 the Company’s allowance for loan losses was $815,947, or 1.2%, of UPB. During the preceding 12 months, the Company recognized $90,275 in provisions for loan losses, $164,600 in loan charge-offs, $322,280 in late fees and default interest related to nonperforming loans, and $12,160 in short term capital losses from the sale of REO assets.

By comparison, as of December 31, 2017 the Company’s allowance for loan losses was $890,272, or 1.3%, of UPB. During the preceding 12 months, the Company recognized $56,753 in provisions for loan losses, $316,950 in loan charge-offs, $157,119 in late fees and default interest related to nonperforming loans, and $204,293 in short term capital losses from the sale of REO assets.

The Company anticipates that its provision-for-loan-losses accrual rate will fluctuate on a monthly basis between 0.0% and 1.0% annualized. However, due to macroeconomic risks related to the COVID-19 pandemic, the Company increased its provision for loan losses to an annualized rate greater than 1% during the six months ended June 30, 2020. These adjustments will increase or decrease distributable income to Equity Program investors, accordingly. However, the provision-for-loan-losses accrual rate and the associated allowance-for-loan-loss balance are subject to adjustments based on the rate of historical charge-offs and the Company’s assessment of near-term portfolio performance.

While the Company’s objective is to minimize the number of non-performing loans in its loan portfolio, on average non-performing loans and related REO properties have generated additional profits for the Company.

Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from Equity Program investors, Junior Notes and Senior Notes as well as the disposition of non-performing assets.

The following table sets forth the Company’s capitalization structure at the dates indicated:

	As of the Six Months Ended June 30,				As of the Year Ended December 31,
	2020		2019		2019		2018		2017
Equity Program	$21,389,834	24.1%	$20,413,166	25.1%	$21,183,026	21.5%	$20,324,112	26.0%	$20,205,127	27.4%
Junior Notes	23,446,138	26.4%	24,746,610	30.5%	24,924,078	25.3%	28,386,836	36.3%	33,805,946	45.9%
Senior Notes	24,862,216	28.0%	17,346,712	21.3%	20,914,989	21.3%	8,066,007	10.3%	-	-
Bank Borrowings, net	18,439,699	20.8%	18,213,863	22.4%	30,548,052	31.0%	20,778,689	26.6%	19,014,051	25.8%
Cash	721,249	0.8%	538,533	0.7%	880,205	0.9%	588,576	0.8%	684,316	0.9%
Total capital	$88,859,136	100.0%	$81,258,884	100%	$98,450,350	100.0%	$78,144,200	100.0%	$73,709,440	100.0%

Equity Program. On April 1, 2009, the Company commenced a private placement equity offering of 10% Preferred, Participating LLC ownership interests. The private placement offering represents all of the Company’s equity and is a continuous offering that allows the Company to raise additional equity as needed. Equity Program investors are able to redeem equity units, subject to certain restrictions.

At June 30, 2020, equity equaled $21.4 million, an increase of $1.0 million, or 4.8%, from $20.4 million at June 30, 2019, and an increase of $0.2 million, or 1.0%, from $21.2 million at December 31, 2019. The Company maintained an equity balance slightly over $20 million in all periods to comply with bank covenants, Senior Note covenants and to optimize the capital structure of the loan portfolio.

The Company’s equity balance at December 31, 2019 was $21.2 million, an increase of $858,914, or 4.2%, from $20.3 million at December 31, 2018. The increase in total equity during this period was due to undistributed net income recorded for the period of $2,501,776, and net equity withdrawals of $1,642,862.

By comparison, the Company’s equity balance at December 31, 2018 was $20.3 million, an increase of $118,985, or 0.6%, from $20.2 million at December 31, 2017. The increase in total equity during this period was due to undistributed net income recorded for the period of $2,880,985, and net equity withdrawals of $2,762,000.

Bank Borrowings. The Company has a $40 million line of credit from Western Alliance Bank. This revolving line of credit is collateralized by all of the Company’s assets, including all of its Portfolio Loans, and is senior in priority to the Senior Notes and the Junior Notes. While the line of credit does provide leverage and a source of low cost capital to make loans, the primary benefit to the Company is cash management. Because the revolving line of credit allows the Company to draw on and pay down the line of credit daily, the Company can use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit can also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit is subject to a “borrowing base” limitation. The borrowing base is an amount equal to the lesser of (i) 60 percent of the outstanding balance of the Company’s Portfolio Loans or, (ii) 45 percent of the appraised value of the collateral securing a defined segment of the Company’s Portfolio Loans; subject to certain adjustments and exclusions and subject to a cap of $40 million. At December 31, 2019, the borrowing base was $40 million. Under the line of credit, the Company is also required to maintain compliance with certain financial covenants, including maintenance at the end of each calendar quarter of (a) a debt to equity ratio that does not exceed 0.50 to 1.00 (calculated as the outstanding line of credit balance divided by the sum of equity, Junior Notes and Senior Notes); (b) a minimum tangible net worth of $20,000,000; (c) compensating average balances of $750,000 in account at Western Alliance Bank; (d) minimum annual profitability of not less than $1 million recorded on a trailing 12 month basis; (e) minimum adjusted equity of $40 million; and (f) a debt service coverage ratio of not less than 2.00 to 1.00. As of June 30, 2020, the Company was in compliance with all of the foregoing financial covenants.

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The following table sets forth the Company’s Bank Borrowings at the dates indicated:

	As of or for the
	Six Months Ended		As of or for the
	June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Loan portfolio unpaid principal balance (UPB), end of period	$80,276,444	$72,543,633	$89,805,878	$68,590,539	$68,410,996
Line of credit commitment, end of period	40,000,000	40,000,000	40,000,000	40,000,000	25,000,000
Percentage of UPB, end of period	50%	55%	45%	58%	37%
Line of credit outstanding balance, end of period	18,439,699	18,213,863	30,548,052	20,778,689	19,014,051
Percentage of UPB, end of period	23%	25%	34%	30%	28%
Average loan portfolio UPB, during period	85,410,779	68,793,658	77,033,289	69,376,129	69,673,511
Average line of credit balance, during period	25,852,498	18,561,445	23,809,846	23,725,310	18,851,999
Percentage of UPB, during period	30%	27%	31%	34%	27%
Average line of credit utilization, during period	65%	47%	60%	68%	79%

(1) As of December 31, 2019, 2018 and 2017, $40 million, $40 million and $25 million, respectively, were available under the Company’s line of credit agreement. The Company obtained a $5 million line of credit with Sunwest Bank during the first quarter of 2013. During the first quarter of 2014, Sunwest Bank increased the line of credit from $5 million to $10 million. During the fourth quarter of 2015, Sunwest Bank increased the line of credit from $10 million to $12 million. During the first quarter of 2016, the Company replaced the Sunwest Bank line of credit with a $20 million line of credit with Western Alliance Bank. During the first quarter of 2017, Western Alliance Bank increased the line of credit from $20 million to $25 million. Effective as of January 1, 2018, Western Alliance Bank increased the line of credit from $25 million to $40 million. Effective February 24, 2020, Western Alliance Bank extended the maturity to March 1, 2022.

For the six months ended June 30, 2020 and 2019, and the year ended December 31, 2019, average line of credit utilization during each period was 65%, 47% and 60%, respectively. The maximum available commitment under the line of credit as a percentage of loan portfolio UPB at end of period was 50%, 55% and 45%, respectively. However, the average line of credit balance as a percentage of the average loan portfolio UPB during each period was 30%, 27% and 31%, respectively.

For the years ending December 31, 2019, 2018 and 2017, average line of credit utilization during these periods was 60%, 68% and 79%, respectively. The maximum available commitment under the line of credit as a percentage of the Company’s unpaid principal balance at end of period was 45%, 58% and 37%, respectively. However, the average line of credit utilization during these periods as a percentage of the average unpaid principal balance during the same period was 31%, 34% and 27%, respectively.

The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018.

The following table sets forth the Company’s Senior Notes at the dates indicated:

	As of or for the
	Six Months Ended		As of or for the
	June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Total assets	$89,913,321	$81,463,750	$98,702,602	$78,340,802	$73,828,400
Senior Notes	24,862,216	17,346,712	20,914,989	8,066,007	-
Percentage of total assets	27.7%	21.3%	21.2%	10.3%	0%

As of June 30, 2020 and 2019, Senior Notes were $24.9 million (27.7% of total assets) and $17.3 million (21.3% of total assets), respectively. Senior Notes increased in both absolute dollars and as a percentage of total assets primarily as a result of the Company closing the Junior Notes to new investors and issuing additional Senior Notes.

As of December 31, 2019 and 2018, Senior Notes were $20.9 million (21.2% of total assets) and $8.1 million (10.3% of total assets), respectively. The Company began issuing Senior Notes on March 1, 2018.

The Company anticipates that Senior Notes will continue to increase as a percentage of total assets as the Company works to lower its blended cost of capital by increasing the percentage of Senior Notes relative to Junior Notes and equity.

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Junior Notes. On May 1, 2010, the Company commenced a private placement offering of secured promissory notes with six-month maturities offering an interest rate of 12% per annum. On April 1, 2015, the Company amended the offering, reducing the interest rate to 10% per annum. On April 1, 2017, the Company amended the offering again, reducing the interest rate to 8% per annum. On May 1, 2019, the Company amended the offering again, reducing the interest rate to 7% per annum. Junior Notes are subordinate to the Senior Notes and Bank Borrowings.

The following table sets forth the Company’s Junior Notes at the dates indicated:

	As of or for the
	Six Months Ended		As of or for the
	June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Total assets	$89,913,321	$81,463,750	$98,702,602	$78,340,802	$73,828,400
Junior Notes	23,446,138	24,746,610	24,924,078	28,386,836	33,805,946
Percentage of total assets	26.1%	30.4%	25.3%	36.3%	45.9%

As of June 30, 2020 and 2019, Junior Notes were $23.4 million (26.1% of total assets) and $24.7 million (30.4% of total assets), respectively. Junior Notes declined in absolute dollars and as a percentage of total assets as a result of the Company closing the Junior Notes to new investors.

At December 31, 2019, 2018 and 2017, Junior Notes were $24.9 million (25.3% of total assets), $28.4 million (36.3% of total assets), $33.8 million (45.9% of total assets), respectively.

The decline in Junior Notes from 2017 to 2019 reflects the Company’s decision to close the Junior Note offering to new capital and to grow the Senior Note offering. Between April and September 2017, the Company refinanced all Junior Notes from an interest rate of 10% to 8%. Between May and October 2019, the Company refinanced all Junior Notes from an interest rate of 8% to 7%.

Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

The following table sets forth the Company’s off balance sheet commitments at the dates indicated:

	As of the
	Six Months Ended		As of the
	June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Unpaid principal balance	$80,276,444	$72,543,633	$89,805,878	$68,590,539	$68,410,996
Unfunded loan balance	8,826,235	10,183,256	9,902,260	9,491,811	7,647,593
Percentage of unpaid principal balance	11.0%	14.0%	11.0%	13.8%	11.2%

As of June 30, 2020 and 2019, the unfunded loan balance as a percentage of the unpaid principal balance (“UPB”) of the Company’s loan portfolio was $8.8 million (11.0% of UPB) and $10.2 million (14.0% of UPB), respectively. The Company’s loan portfolio is heavily weighted toward rehab projects, which generally require a lower unfunded loan balance as a percentage of the total UPB, when compared to new construction projects.

As of December 31, 2019, 2018 and 2017, the unfunded loan balance as a percentage of UPB was $9.9 million (11.0% of UPB), $9.5 million (13.8% of UPB) and $7.6 million (11.2% of UPB), respectively.

The unfunded loan balance as a percentage of UPB has remained consistent between 10% and 14% during 2019, 2018 and 2017. The Company expects the unfunded loan balance as a percentage of UPB to range between 10% and 20%.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made and principal payment received by the Company during each month. With this information the Company is able to analyze historical monthly cash flows related to loan portfolio funding and payoffs, and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

49

The following table sets forth the portfolio roll forward analysis.

Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-17	246	66,754,985	9,640,864	(9,239,782)	67,156,067	217
Feb-17	248	67,156,067	7,429,508	(5,425,096)	69,160,478	371
Mar-17	254	69,160,478	9,289,042	(7,066,300)	71,383,220	294
Apr-17	250	71,383,220	6,445,553	(9,340,595)	68,488,178	229
May-17	247	68,488,178	7,920,151	(8,161,569)	68,246,761	252
Jun-17	249	68,246,761	10,619,223	(8,895,665)	69,970,319	230
Jul-17	258	69,970,319	7,128,195	(4,128,404)	72,970,110	508
Aug-17	247	72,970,110	6,523,035	(8,285,157)	71,207,988	264
Sep-17	247	71,207,988	7,352,497	(5,216,881)	73,343,604	409
Oct-17	238	73,343,604	6,295,076	(9,319,403)	70,319,277	236
Nov-17	228	70,319,277	4,755,973	(7,290,421)	67,784,829	289
Dec-17	232	67,784,829	8,496,164	(7,869,997)	68,410,996	258
Total		836,785,817	91,895,281	(90,239,270)	Average	278

Jan-18	235	68,410,996	8,992,596	(8,330,393)	69,073,199	246
Feb-18	218	69,073,199	4,826,963	(10,671,798)	63,228,364	194
Mar-18	215	63,228,364	9,286,505	(9,542,233)	62,972,637	199
Apr-18	222	62,972,637	8,883,321	(8,262,626)	63,593,331	229
May-18	217	63,593,331	14,632,653	(10,005,087)	68,220,897	191
Jun-18	219	68,220,897	12,169,765	(12,136,508)	68,254,153	169
Jul-18	221	68,254,153	12,073,975	(6,616,944)	73,711,184	309
Aug-18	224	73,711,184	9,592,011	(9,383,156)	73,920,039	236
Sep-18	222	73,920,039	6,205,262	(3,845,607)	76,279,694	577
Oct-18	211	76,279,694	11,048,166	(12,069,861)	75,257,998	190
Nov-18	204	75,257,998	5,378,256	(9,043,524)	71,592,729	250
Dec-18	187	71,592,729	6,769,242	(9,771,432)	68,590,539	220
Total		834,515,221	109,858,712	(109,679,170)	Average	228

Jan-19	191	68,590,539	6,080,321	(4,320,400)	70,350,460	476
Feb-19	191	70,350,460	10,040,486	(11,136,555)	69,254,391	190
Mar-19	191	69,254,391	8,983,361	(9,983,533)	68,254,220	208
Apr-19	191	68,254,220	6,846,469	(9,443,946)	65,656,743	217
May-19	199	65,656,743	11,138,381	(8,405,752)	68,389,372	234
Jun-19	205	68,389,372	11,813,492	(7,659,232)	72,543,633	268
Jul-19	229	72,543,633	15,158,077	(5,849,558)	81,852,152	372
Aug-19	237	81,852,152	10,651,305	(8,345,992)	84,157,464	294
Sep-19	246	84,157,464	13,296,197	(8,969,111)	88,484,550	281
Oct-19	247	88,484,550	10,280,040	(9,378,481)	89,386,110	283
Nov-19	251	89,386,110	8,883,185	(8,631,263)	89,638,032	311
Dec-19	251	89,638,032	13,115,768	(12,947,922)	89,805,878	208
Total		916,557,665	126,287,083	(105,071,744)	Average	262

Jan-20	247	89,805,878	7,748,381	(12,157,961)	85,396,298	222
Feb-20	254	85,396,298	8,813,961	(8,730,654)	85,479,606	293
Mar-20	253	85,479,606	12,941,202	(11,104,564)	87,316,244	231
Apr-20	256	87,316,244	8,816,811	(7,639,845)	88,493,209	343
May-20	242	88,493,209	9,194,335	(15,357,101)	82,330,443	173
Jun-20	232	82,330,443	9,315,760	(11,369,759)	80,276,444	217
Total		518,821,678	56,830,451	(66,359,885)	Average	235

____________

(1)	Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

50

During the six months ended June 30, 2020, the principal balance of the Company’s loan portfolio ranged from $80.3 million to $89.8 million, and the Company made principal advances of $56.8 million related to new or existing Portfolio Loans and received principal payments of $66.4 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would have taken approximately 235 days for the Company’s Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant. The Company saw a modest increase to the rate of principal payments during the second quarter of 2020, reflecting a rebound in end-buyer real estate demand and associated Portfolio Loan payoffs.

During the year ended December 31, 2019, the principal balance of the Company’s loan portfolio ranged from $65.7 million to $89.8.0 million, and the Company made $126.3 million in principal advances related to new or existing Portfolio Loans and received $105.1 million in principal payments related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would have taken approximately 262 days for the Company’s Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2019. Principal advances increased during the second half of the year, as a result of increased borrower marketing and corresponding new loan origination. The monthly and yearly change in the average number of days for the Company’s Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

By comparison, during the year ended December 31, 2018, the principal balance of the Company’s loan portfolio ranged from $63.0 million to $76.0 million, and the Company made $109.9 million in principal advances related to new or existing Portfolio Loans and received $109.7 million in principal payments related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would have taken approximately 228 days for the Company’s Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

By comparison, during the year ended December 31, 2017, the principal balance of the Company’s loan portfolio ranged from $66.8 million to $73.3 million, and the Company made $91.9 million in principal advances related to new or existing Portfolio Loans and received $90.2 million in principal payments related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would have taken approximately 278 days for the Company’s Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The decline in the number of days to pay off the Portfolio Loans during the year ended December 31, 2018 compared to 2017 reflected an increase in smaller projects that required less time to complete and sell.

Cash Utilization. The Company considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Company believes that it mitigates this risk by maintaining deposits with major financial institutions.

The following table sets forth the average cash balances and utilization during the periods indicated:

	For the Six
	Months Ended		For the Year
	June 30,		Ended December 31,
	2020	2019	2019	2018	2017
Average daily unpaid principal balance (UPB)	$85,410,779	$68,793,658	$77,033,289	$69,376,129	$69,673,511
Average daily cash balance	597,563	599,746	640,097	665,303	646,417
Average daily cash balance as percentage of UPB	0.7%	0.9%	0.8%	1.0%	0.9%
Average cash utilization	99.3%	99.1%	99.2%	99.0%	99.1%

Average cash utilization during the six months ended June 30, 2020 and 2019 was 99.3% and 99.1%, which was similar to the high levels of average cash utilization achieved during the years ended 2019, 2018 and 2017 of 99.2%, 99.0% and 99.1%, respectively. The high level of average cash utilization reflects the Company’s use of a revolving line of credit provided by Bank Borrowings. The revolving line of credit is an important cash management tool, which allows the Company to fully utilize investor capital while managing the ebbs and flows of Portfolio Loan originations and payoffs. See “Bank Borrowings” Page 47 for additional details.

We generally maintain liquidity to make Portfolio Loans, pay monthly investor distributions and otherwise efficiently manage our long-term investment capital. Because the level of these borrowings can be adjusted on a daily basis, the level of cash and cash equivalents carried on the balance sheet is significantly less important than our potential liquidity available under our Portfolio Loan payoff schedule and revolving line of credit. We currently believe that the Company has sufficient liquidity and capital resources available to make additional Portfolio Loans, repay Junior Notes and Senior Notes and Bank Borrowings, and make monthly cash distributions to investors.

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Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since a substantial portion of a lender’s assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes to interest rates can be directly correlated to price level indices; therefore, the Company can best counter inflation over the long term by managing sensitivity to interest rates of its net interest income and controlling levels of noninterest income and expenses. In addition, the short-term duration of the Company’s Portfolio Loans minimizes interest rate risk compared to loan portfolios with longer durations.

Leveraging the Portfolio

The Company intends to continue to leverage its loan portfolio. The Company anticipates borrowing funds from bank lenders and the offer and sale of additional Senior Notes and Junior Notes in order to fund additional mortgage loans. The aggregate amount of debt provided by the Company’s debt securities and Bank Borrowings may not exceed eighty percent (80%) of total assets (the “Maximum Debt Covenant”). See “Financial Statements” beginning on Page F-1 for information regarding debt and Bank Borrowings.

The following table sets forth the Maximum Debt Covenant calculation at the dates indicated:

	As of the Year Ended December 31,
	2019	2018	2017
Total assets	$98,702,602	$78,340,802	$73,828,400
Junior Notes	24,924,078	28,386,836	33,805,946
Senior Notes	20,914,989	8,066,007	-
Bank Borrowings, net	30,548,052	20,778,689	19,014,051
Total debt	$76,387,119	$57,231,532	$52,819,997
Total debt as % of total assets	77%	73%	72%

As of December 31, 2019, 2018 and 2017, the Company was in compliance with the Maximum Debt Covenant.

Sources of Income

While the Company’s revenues come primarily from monthly interest payments on Portfolio Loans, other sources of income include gains from asset sales, discount points, origination fees, late fees and recapture of loan amounts on discounted note purchases.

Monthly Interest Payments. The Company’s newly originated loans average an interest rate of 8% to 16%. Payments are typically interest-only, due monthly and paid in arrears.

Short Term Capital Gains or Losses. The Company may generate a profit or loss when the disposition value of a foreclosed property exceeds or falls short of the principal amount owed plus accrued interest. The disposition value is defined as the liquidation price minus costs specifically incurred due to the foreclosure process (e.g., legal fees, filing fees, reparation expenses).

Discount Points and Origination Fees. Discount points are pre-paid interest that Portfolio Borrowers purchase to lower the rate of interest the Portfolio Borrowers pay on subsequent monthly interest payments. These points are typically paid as a percentage of the loan’s value. The income generated from discount points range from 0% to 4% of the principal value of the loan. Similarly, origination fees are paid by the Portfolio Borrower at the time the loan is originated to cover the Company’s cost of originating the loan and can range from $0.00 to $2,000. All discount points and origination fees are paid directly to the Company and are accreted to income over the life of the loan.

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Late Fees or Default Rate. The Company is entitled but not required to collect late fees if any installment is not received within five days of the due date. The borrower may be charged a late payment fee equal to five percent (5%) of the monthly installment. A similar fee is charged again if late by 10 days and again if late by 15 days. Any dishonored checks are treated as an unpaid installment and are subject to the same late payment penalties plus a $250.00 special handling fee. In the event any installment is past due more than 15 days, the interest rate on the note may be increased to 24% per annum and remain in effect until all defaults have been cured.

Analysis of Net Interest Income

Net interest income represents the difference between the income we earn on our interest-earning assets, such as Portfolio Loans and bank deposits, and the expense we pay on interest-bearing liabilities, such as private debt and Bank Borrowings. Net interest income depends on the volume of interest-earning assets and interest-bearing liabilities and the interest rates earned on such assets and paid on such liabilities.

Average Balances and Yields. The following tables set forth average balance sheets, average yields and costs, and certain other information for the years indicated. All average balances are daily average balances. Non-Accruing Loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred loan origination fees and discounts that are accreted to interest income. However, loan origination fees related to Bank Borrowings have been excluded from interest and the average yield calculation, in accordance with generally accepted accounting principles.

	For the Year Ended December 31,
	2019			2018			2017
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets
Bank deposits	$640,097	-	-	$665,303	-	-	$646,417	-	-
Portfolio loans	77,033,289	10,273,630	13.337%	69,376,129	$10,180,734	14.672%	69,673,511	$10,838,524	15.556%
Total interest-earning assets:	77,673,387	10,273,630	13.227%	70,041,432	10,180,734	14.535%	70,319,928	10,838,524	15.413%

Allowance for loan losses	(850,511)			(897,700)			(1,054,438)
Non-interest earning assets (3)	9,083,522			7,645,683			4,193,467
Total assets	85,906,399			76,789,414			73,458,957

Interest-bearing liabilities
Junior Notes	26,400,002	2,001,380	7.581%	28,220,069	2,256,674	7.997%	34,786,028	3,095,246	8.898%
Senior Notes	14,944,286	896,366	5.998%	4,246,277	254,861	6.002%	-	-	-
Bank Borrowings	23,809,846	1,317,452	5.533%	23,845,661	1,454,564	6.100%	18,927,295	1,075,991	5.685%
Total interest-bearing liabilities:	65,154,134	4,215,198	6.470%	56,312,007	3,966,099	7.043%	53,713,323	4,171,237	7.766%

Non-interest bearing liabilities (4)	460,390			455,585			496,103
Shareholders’ equity	20,291,875			20,021,822			19,249,531
Total liabilities and shareholders’ equity	$85,906,399			$76,789,414			$73,458,957

Net interest income		6,058,432			$6,214,635			$6,667,287
Net Interest rate spread (5)			6.757%			7.492%			7.647%
Net interest margin (6)			7.800%			8.873%			9.481%
Ratio of interest-earning assets to interest bearing liabilities			1.19			1.24			1.31

____________

(1)	Average balances are the unpaid principal balance of interest-earning assets and interest-bearing liabilities and include non-accruing loan balances.
(2)

Interest includes all Portfolio Loan fee income and interest received on such loans, including late fees and default interest, and discount points and origination fees that are accreted to income over the life of the loan. Bank Borrowings exclude loan origination fees in accordance with generally accepted accounting principles.

(3)	Non-interest-earning assets include interest receivable, line of credit origination fees, unamortized loan origination discount and real estate held for sale.
(4)	Non-interest-bearing liabilities include loan servicing fees payable, interest payable, management incentive fees payable, accounting fees payable, and refunds due borrower.
(5)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(6)	Net interest margin represents net interest income divided by average total interest-earning assets.

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During the year ended December 31, 2019, the Company saw continued pricing pressure in certain geographic markets, which resulted in a weighted average gross yield on interest-earning assets of 13.227, a decline of 131 basis points compared to the prior year. To help offset this pricing pressure during 2019, the Company increased the average balance of its lower cost Senior Notes to $14.9 million, or 22.9% of total interest-bearing liabilities, from $4.2 million, or 7.5% of total interest-bearing liabilities, during the prior year.

The increase in Senior Notes and refinance of Junior Notes from 8% to 7% were primarily responsible for lowering the Company’s cost of average interest-bearing liabilities to 6.470% for the year ended December 31, 2019, a decline of 57 basis points compared to the year ended December 31, 2018. The net result was a net interest rate spread of 6.757% and a net interest margin of 7.800%, a decrease of 74 basis points and 107 basis points, respectively, when compared to the same period ended December 31, 2018.

In comparison, during the year ended December 31, 2018 the Company saw continued pricing pressure in certain geographic markets, which resulted in a weighted average gross yield on interest-earning assets of 14.535%, a decline of 88 basis points compared to the prior year. To help offset this pricing pressure during 2018, the Company increased the average balance of its lower cost Bank Borrowings to $23.8 million, or 42.3% of total interest-bearing liabilities, from $18.9 million, or 35.2% of total interest-bearing liabilities, during the prior year. However, as a result of four interest rate increases by the Federal Reserve during 2018, the average interest rate paid on the Bank Borrowings increased by 42 basis points during this same time.

The increase in Bank Borrowings and refinance of Junior Notes from 10% to 8% were primarily responsible for lowering the Company’s cost of average interest-bearing liabilities to 7.043% for the year ended December 31, 2018, a decline of 72 basis points compared to the year ended December 31, 2017. The net result was a net interest rate spread of 7.492% and a net interest margin of 8.873%, a decrease of 16 basis points and 61 basis points, respectively, when compared to the same period ended December 31, 2017.

In comparison, during the year ended December 31, 2017, the Company saw continued pricing pressure in certain geographic markets, which resulted in a weighted average gross yield on interest-earning assets of 15.413%, a decline of 212 basis points compared to the prior year. To help offset this pricing pressure during 2017, the Company increased the average balance of its lower cost Bank Borrowings to $18.9 million, or 35.2% of total interest-bearing liabilities, from $16.2 million, or 32.5% of total interest-bearing liabilities, during the prior year. In addition, the Company reduced the interest rate paid on Junior Notes from 10% to 8% by refinancing all maturing Junior Notes, which began in April 2017 and was completed in September 30, 2017.

Between 2009 and 2011, the Company saw very little pricing pressure and was able to maintain its gross yield on interest-bearing assets between 20 and 21%. During 2012 and 2013, while industry pricing pressure increased, the Company was able to maintain its yield on interest-earning assets between 20 and 21% by providing superior service to its borrowers and by opportunistically expanding its loan origination into those markets that the Company believed were less price competitive and offered the best return per unit of risk. However, starting in 2013, the Company began gradually lowering it loan pricing in response to increasing competitive pricing pressure. Due to continuing industry pricing pressure, we anticipate that the yield on our interest-earning assets may continue to decline as we adjust our loan programs to remain price competitive. We believe that the lower yield on interest-earning assets can be offset by lowering the Company’s cost of capital.

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Analysis of Interest Coverage

The interest coverage ratio is the ratio of total income to interest expenses. The following table provides information as to the Company’s interest coverage ratios considering the Company’s two existing components of debt for the periods shown.

	As of or for the Year Ended December 31,
	2019		2018		2017
Interest income	$10,273,630		$10,180,734		$10,838,524
Rental property income	563,366		123,333		-
Non-interest income	725,483		625,008		770,173
Total income	11,562,479		10,929,075		11,608,697

Interest expense – Bank Borrowings (1)	1,317,452		1,454,564		1,075,991
Interest expense – Senior Notes (2)	896,366		254,861		-
Interest expense – Junior Notes (3)	2,001,380		2,256,674		3,095,246
Total interest expense	$4,215,198		$3,966,099		$4,171,237

Interest coverage ratios
Interest coverage – Bank Borrowings (1)	8.8	x	7.5	x	10.8	x
Cumulative interest coverage – Senior Notes (2)	5.2	x	6.4	x	-
Cumulative interest coverage – Junior Notes (3)	2.7	x	2.8	x	2.8	x

Average portfolio leverage, during period	75.8%		73.3%		73.1%

___________

(1)

Bank Borrowings have a first priority security interest in all of the Company’s assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.

(2)

Senior Notes have a second priority security interest in all of the Company’s assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined. The Company began issuing Senior Notes on March 1, 2018.

(3)

Junior Notes have a third priority security interest in all of the Company’s assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals gross income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

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During the year ended December 31, 2019, the Company generated $11,562,479 in total income available to pay interest expense. With average portfolio leverage of 75.8%, the Company paid interest expense of $1,317,452 related to Bank Borrowings, $896,366 related to Senior Notes and $2,001,380 related to Junior Notes. Total income was 8.8 times the amount necessary to pay interest expense related to Bank Borrowings, 5.2 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.7 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to both a decrease in average Bank Borrowings relative to average total assets and a decrease in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes decreased year-over-year due primarily to the decrease in interest expense related to Bank Borrowings being more than offset by an increase in interest expense related to the issuance of additional Senior Notes. Cumulative interest coverage for Junior Notes saw no material change year-over-year due to the reduction in average interest expense being offset by a modest increase in average portfolio leverage between periods.

By comparison, during the year ended December 31, 2018, the Company generated $10,929,075 in total income available to pay interest expense. With average portfolio leverage of 73.3%, the Company paid interest expense of $1,454,564 related to Bank Borrowings, $254,861 related to Senior Notes and $2,256,674 related to Junior Notes. Total income was 7.5 times the amount necessary to pay interest expense related to Bank Borrowings, 6.4 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to both a decrease in average Bank Borrowings relative to average total assets and a decrease in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Junior Notes saw no material change year-over-year due to the reduction in average interest expense being offset by a modest increase in average portfolio leverage between periods. The Company began issuing Senior Notes on March 1, 2018.

By comparison, during the year ended December 31, 2017, the Company generated $11,608,697 in total income available to pay interest expense. With average portfolio leverage of 73.1%, the Company paid interest expense of $1,075,991 related to Bank Borrowings and $3,095,246 related to Junior Notes. Total income was 10.8 times the amount necessary to pay interest expense related to Bank Borrowings and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined.

The Company anticipates portfolio leverage will remain between 65% and 80% going forward.

Portfolio Loan-to-Value and Asset Coverage

Portfolio Loan-to-Value based on “After-Repair” Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the “after-repair” value for each property. The Company’s “after-repair” value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds, and represents the Company’s estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value, but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company. Please see “Portfolio Loan Criteria and Policies” on Page 29 for additional details regarding the Company’s loan underwriting methodology.

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The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing Portfolio Borrowers with a higher quality of service.

The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given month against the Company’s estimated valuation for those same properties at the time the loans were made. This quarterly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on “after-repair” value:

	As of or for the Year Ended December 31,
	2019	2018	2017
Loan to value – active loans, end of period
Unpaid principal balance	$89,805,878	$68,590,539	$68,410,996
Unfunded loan balance (1)	9,902,260	9,491,811	7,647,593
Estimated “after-repair” value (2)	155,001,000	118,625,000	112,062,500
Estimated “after-repair” loan-to- value (3)	64%	66%	68%

Loan to value – paid off loans, during period
Principal balance	$81,916,818	$85,119,195	$68,297,135
Actual sale price	129,823,381	134,685,603	114,128,955
Actual loan-to-sale price (4)	63%	63%	60%
Original “after-repair” loan-to-value estimate	67%	66%	66%
Number of loans	255	284	263

Refinanced loans & wholesaled properties
Unpaid principal balance	$20,922,051	$16,035,210	$18,596,987
Number of loans	71	61	75

_____________

(1)	Unfunded loan balance is comprised of construction funds that have been approved but not yet disbursed.
(2)

Estimated “after repair” value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company’s “after-repair” value estimates. See “Portfolio Loan Criteria and Policies” on Page 29 for additional details regarding the estimation of “after-repair” value.

(3)

Estimated “after-repair” loan-to-value is calculated by dividing the sum of the unpaid principal balance and the unfunded loan balance by the estimated “after-repair” value, and loans are weighted by the principal balance of each loan.

(4)

Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) to other investors were excluded from the calculation.

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As of December 31, 2019, the estimated weighted average “after-repair” loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2019 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average “after-repair” loan-to-value of 67% for those same properties that sold during the year. This suggests that the Manager’s valuation methodology for estimating “after-repair” value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2018 when the estimated weighted average “after-repair” loan-to-value for active Portfolio Loans was 66%. By comparison, during the year ended December 31, 2018 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average “after-repair” loan-to-value of 66% for those same properties that sold during the year. This suggests that the Manager’s valuation methodology for estimating “after-repair” value for those loans that paid off during the year was 3 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2017 when the estimated weighted average “after-repair” loan-to-value for active Portfolio Loans was 68%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during 2017 was 60%, compared to our estimated weighted average “after-repair” loan-to-value of 66% for those same properties that sold during 2017. This suggests that the Manager’s valuation methodology for estimating the “after-repair” value for those loans that paid off during the year was 6 percentage points more conservative than the actual sale prices on average.

“As-Is” Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the “as-is” real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight line percentage completion method to estimate the “as-is” real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed as of a particular date and then multiplies this percentage completion by the total estimated value creation (estimated “after-repair” value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the “as-is” value of the real estate collateral as of a particular date. This estimated “as-is” value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the “as-is” loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following “as-is” loan-to-value and asset coverage analysis (based on percentage completion) will be lower than the “after-repair” values and “after-repair” loan-to-values provided above, which assume 100% project completion and associated value creation.

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The following table provides the cumulative “as-is” loan-to-value and cumulative “as-is” asset coverage ratios for all four tiers of the Company’s capital structure at the dates indicated, based on the estimated “as-is” valuation of real estate collateral.

	As of the Year Ended December 31,
	2019		2018		2017
Estimated value added through construction improvements
Estimated “after-repair” value	$155,001,000		$118,625,000		$112,062,500
Real estate purchase price	94,713,728		69,906,529		60,578,984
Total estimated value added	60,287,272		48,718,471		51,483,516

Estimated percentage completion of capital improvements
Construction loan commitments	20,149,903		18,414,620		21,983,628
Undisbursed construction loan balance	9,902,260		9,491,811		7,647,593
Disbursed construction loan funds	10,247,643		8,922,809		14,336,035
Percentage completion	51%		48%		65%

Real estate value added based on percentage completion	30,660,318		23,606,548		33,573,598
Real estate purchase price	94,713,728		69,906,529		60,578,984
Estimated “as-is” real estate value of loan portfolio	125,374,046		93,513,077		94,152,582

Book value of rental property	7,111,371		6,414,813		-
Book value of real estate owned held for sale	1,776,281		3,315,361		4,795,566
Estimated “as-is” real estate collateral value	134,261,698		103,243,251		98,948,148

Capital structure and investment programs
Bank Borrowings, net	30,548,052		20,858,384		19,020,350

Senior Notes	20,914,989		8,066,007		-
Senior Notes, cumulative	51,463,041		28,924,391		-

Junior Notes	24,924,078		28,386,836		33,805,946
Junior Notes, cumulative	76,387,119		57,311,227		52,826,296

Equity	21,183,026		20,234,112		20,205,127
Equity, cumulative	$97,570,145		$77,635,339		$73,031,423

Capital structure loan-to-value based on “as-is” valuation
Bank Borrowings	23%		20%		19%
Senior Notes, cumulative	38%		28%		-
Junior Notes, cumulative	57%		56%		53%
Equity, cumulative	73%		75%		74%

Capital structure asset coverage based on “as-is” valuation
Bank Borrowings	4.4	x	4.9	x	5.2	x
Senior Notes, cumulative	2.6	x	3.6	x	-
Junior Notes, cumulative	1.8	x	1.8	x	1.9	x
Equity, cumulative	1.4	x	1.3	x	1.4	x

As of December 31, 2019 the estimated “after-repair” value of the real estate collateral securing the loan portfolio was $155.0 million, and the real estate purchase price was $94.7 million, resulting in an estimated $60.3 million in total value add to the real estate projects. Total construction loan commitments were $20.1 million and construction funds disbursed were $10.2 million, resulting in an estimated percentage completion of 51%. Multiplying the estimated total value add of $60.3 million by the estimated project completion of 51% equaled an estimated $30.7 million of incremental real estate value added based on percentage completion. Adding $30.7 million of incremental real estate value added to the real estate purchase price of $94.7 million provided an estimated “as-is” loan portfolio real estate collateral value of $125.4 million. When combined with an estimated $7.1 million of rental property assets and $1.8 million of real estate owned assets, the total estimated “as-is” real estate collateral value securing the Company’s investment programs was $134.3 million as of December 31, 2019.

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Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated “as-is” real estate collateral value ($134.3 million as of December 31, 2019). As of December 31, 2019, the loan-to-value of Bank Borrowings equaled 23% or $30.6 million in Bank Borrowings divided by the estimated “as-is” real estate collateral value of $134.3 million; Cumulative loan-to-value of Senior Notes equaled 38% or $51.5 million (the sum of $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $134.3 million, and; Cumulative loan-to-value of Junior Notes equaled 57% or $76.4 million (the sum of $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $134.3 million, and; Cumulative loan-to-value of equity equaled 73% or $97.6 million (the sum of $21.2 million in equity, plus $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $134.3 million.

Loan-to-value for Bank Borrowings saw a modest increase year-over-year, reflecting an increase in Bank Borrowings from 26.5% to 30.9% of total assets, as the Company borrowed on its line of credit to meet an increase in loan demand. Cumulative loan-to-value for Senior Notes increased year-over-year, reflecting the increase in Bank Borrowings and an increase in Senior Notes from 10.3% to 21.2% of total assets, as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes more than offsetting the reduction in Junior Notes from 36.2% to 25.3% of total assets.

Cumulative asset coverage is the estimated “as-is” real estate collateral value ($134.3 million as of December 31, 2019) divided by the debt or equity and any senior debt. As of December 31, 2019, Bank Borrowings equaled 4.4 times or $134.3 million in estimated “as-is” real estate collateral value divided by $30.6 million in Bank Borrowings; Senior Notes equaled 2.6 times or $134.31 million in estimated “as-is” real estate collateral value divided by $51.5 million (the sum of $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings); Junior Notes equaled 1.8 times or $134.3 million in estimated “as-is” real estate collateral value divided by $76.4 million (the sum of $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings), and; Equity equaled 1.4 times or $134.3 million in estimated “as-is” real estate collateral value divided by $97.6 million (the sum of $21.2 million in equity, plus $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings).

Asset coverage for Bank Borrowings saw a modest decrease year-over-year, reflecting an increase in Bank Borrowings from 26.5% to 30.9% of total assets, as the Company borrowed on its line of credit to meet an increase in loan demand. Cumulative asset coverage for Senior Notes decreased year-over-year, reflecting the increase in Bank Borrowings and an increase in Senior Notes from 10.3% to 21.2% of total assets, as the Company continued to add new Senior Note investors. Cumulative asset coverage for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes more than offsetting the reduction in Junior Notes from 36.2% to 25.3% of total assets.

By comparison, as of December 31, 2018 the estimated “after-repair” value of the real estate collateral securing the loan portfolio was $118.6 million, and the real estate purchase price was $69.9 million, resulting in an estimated $48.7 million in total value add to the real estate projects. Total construction loan commitments were $18.4 million and construction funds disbursed were $8.9 million, resulting in an estimated percentage completion of 48%. Multiplying the estimated total value add of $48.7 million by the estimated project completion of 48% equaled an estimated $23.6 million of incremental real estate value added based on percentage completion. Adding $23.6 million of incremental real estate value added to the real estate purchase price of $69.9 million provides an estimated “as-is” loan portfolio real estate collateral value of $93.5 million. When combined with an estimated $6.4 million in rental property and $3.3 million of real estate owned assets, the total estimated “as-is” real estate collateral value securing the Company’s investment programs was $103.2 million as of December 31, 2018.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated “as-is” real estate collateral value ($103.2 million as of December 31, 2018). As of December 31, 2018, the loan-to-value of Bank Borrowings equaled 20% or $20.9 million in Bank Borrowings divided by the estimated “as-is” real estate collateral value of $103.2 million; Cumulative loan-to-value of Senior Notes equaled 28% or $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $103.2 million, and; Cumulative loan-to-value of Junior Notes equaled 56% or $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $103.2 million, and; Cumulative loan-to-value of equity equaled 75% or $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $103.2 million.

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Cumulative asset coverage is the estimated “as-is” real estate collateral value ($103.2 million as of December 31, 2018) divided by the debt or equity and any senior debt. As of December 31, 2018, Bank Borrowings equaled 4.9 times or $103.2 million in estimated “as-is” real estate collateral value divided by $20.8 million in Bank Borrowings; Senior Notes equaled 3.6 times or $103.2 million in estimated “as-is” real estate collateral value divided by $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings); Junior Notes equaled 1.8 times or $103.2 million in estimated “as-is” real estate collateral value divided by $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings), and; Equity equaled 1.3 times or $103.2 million in estimated “as-is” real estate collateral value divided by $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings).

By comparison, as of December 31, 2017, the estimated “after-repair” value of the real estate collateral securing the loan portfolio was $112.1 million, and the real estate purchase price was $60.6 million, resulting in an estimated $51.5 million in total value creation of the real estate projects. Total construction loan commitments were $22.0 million and construction funds disbursed were $14.3 million, resulting in an estimated percentage completion of 65%. Multiplying the estimated total value creation of $51.5 million by the estimated project completion of 65% equaled an estimated $33.6 million of incremental real estate value added based on percentage completion. Adding $33.6 million of incremental real estate value added to the real estate purchase price of $60.6 million provides an estimated “as-is” loan portfolio real estate collateral value of $94.2 million. When combined with an estimated $4.8 million of real estate owned assets, the total estimated “as-is” real estate collateral value securing the Company’s investment programs was $98.9 million as of December 31, 2017.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated “as-is” real estate value ($98.9 million as of December 31, 2017). As of December 31, 2017, the loan-to-value of Bank Borrowings equaled 19% or $19.0 million in Bank Borrowings divided by the estimated “as-is” real estate collateral value of $98.9 million; Cumulative loan-to-value of Junior Notes equaled 53% or $52.8 million (the sum of $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $98.9 million, and; Cumulative loan-to-value of equity equaled 74% or $73.0 million (the sum of $20.2 million in equity plus $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings) divided by the estimated “as-is” real estate collateral value of $98.9 million.

Cumulative Asset Coverage is the estimated “as-is” real estate value ($98.9 million as of December 31, 2016) divided by the debt or equity and any senior debt. As of December 31, 2017, the asset coverage of Bank Borrowings equaled 5.2 times or $98.9 million in estimated “as-is” real estate collateral value divided by $19.0 million in Bank Borrowings; Cumulative asset coverage of Junior Notes equaled 1.9 times or $98.9 million in estimated “as-is” real estate collateral value divided by $52.8 million (the sum of $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings), and; Cumulative asset coverage of equity equaled 1.4 times or $98.9 million in estimated “as-is” real estate collateral value divided by $73.0 million (the sum of $20.2 million in equity plus $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings).

As of December 31, 2017 and 2016, the Company had not issued Senior Notes.

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MANAGEMENT

The Company is managed by its Manager, Iron Bridge Management Group, LLC, an entity owned by Gerard Stascausky and operated by its Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky. The Managing Directors are responsible for and have complete control over the Company’s operations, lending policies and decisions with respect to the Portfolio Loans. The Manager was organized in May 2008. Gerard Stascausky and Sarah Gragg Stascausky are married to each other.

Name	Position	Age	Term of Office
Gerard Stascausky	Managing Director of Manager	50	May 2008
Sarah Gragg Stascausky	Managing Director of Manager	47	June 2008

Gerard Stascausky

Mr. Stascausky, co-founder of the Manager, has been investing in the real estate foreclosure and pre-foreclosure market since 2004. Prior to launching the Manager, he ran Bridgeport Home Solutions LLC, which specialized in the research, acquisition and management of foreclosure and pre-foreclosure properties in the Portland metro market.

Mr. Stascausky brings to the Manager over 15 years of investment banking experience. In 1993, he joined Sutter Securities as an investment banking analyst, structuring municipal debt offerings. In 1996, he left to join the equity research department at Montgomery Securities, where he conducted securities research on the payment processing and networking equipment industries. With his background in technology research, he joined Credit Suisse in 1999 as one of the industry’s first technology specialist equity salesmen. Finally, in 2003, he was recruited to join Pacific Crest Securities, where he served as a senior equity salesman, research product manager and member of the management team.

Mr. Stascausky graduated with honors from the University of California, Davis in 1993. He earned a B.A. in Economics and minors in Psychology and Political Science. In 1996, he earned his Chartered Financial Analyst designation from the CFA Institute.

Sarah Gragg Stascausky

Sarah Gragg Stascausky, co-founder of the Manager, has over nine years of experience in the real estate foreclosure and pre-foreclosure market and currently provides both operational and strategic services to the Company. From 1995 through 2002, Ms. Stascausky worked as an equity research analyst for Robertson Stephens LLP, conducting securities research on the retail industry, with primary focus on the home improvement sector. Ms. Stascausky was responsible for company specific research as well as analysis of regional and national retail and real estate industry trends.

Ms. Stascausky graduated from the University of Oregon in 1994 with a major in Political Science and minor in Business Administration. She earned her Master’s in Business Administration from the Stanford Graduate School of Business in 2001.

Employees

In addition to its two Managing Directors, the Manager has nine employees, including one in accounting, five in loan underwriting and three in loan servicing.

Company Expenses

The Company will be responsible for all of its operating expenses including, without limitation, (i) all costs and expenses incurred in connection with identifying, evaluating, structuring, negotiating, developing, closing and servicing investments consummated by the Company (including, without limitation, any due diligence, travel, legal and accounting expenses, any deposits and commitment fees and other fees and out-of-pocket costs related thereto); (ii) taxes of the Company; (iii) all costs and expenses associated with obtaining and maintaining insurance for the Company and its assets, if any; (iv) all costs related to litigation (including threatened litigation) involving the Company, and indemnification expenses; (v) expenses and fees associated with third party auditors, accountants, attorneys and tax advisors and other professionals with respect to the Company and its activities; (vi) fees incurred in connection with the maintenance of bank or custodian accounts; (vii) brokerage points and commissions, referral and finder fees, and other investment costs incurred by or on behalf of the Company and paid to third parties; (viii) all expenses incurred in connection with the registration of the Company’s securities under applicable securities laws or regulations; (ix) all expenses of liquidating the Company or its investments; and (x) other general ordinary Company administration and overhead expenses. The Company will also pay all expenses associated with the offering, including expenses for the preparation, filing, printing, legal, accounting and other fees and expenses related to the offering.

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The Manager will be responsible for costs of its own personnel (including compensation and benefits), office space and general overhead expenses incurred in performing duties to the Company, provided, however, that, for administrative convenience, the Company may lease certain employees from the Manager and, in such event, the Company will reimburse the Manager for all W-2 wages, deferred compensation and employee benefits paid to the employees leased by the Company. To the extent that the Company reimburses the Manager for W-2 wages paid to the employees leased by the Company (the “Company Employee Expense”), the Company (and not the Manager) will be entitled to claim the Company Employee Expense for income tax purposes.

Management Fees

The Company does not have any employees, officers, or directors. The Manager is responsible for managing the Company. The Manager receives compensation for its services to the Company, in the form of a base management fee and a management incentive fee, described in the following paragraphs. During the year ended December 31, 2019, the Manager received the following compensation (all of which was received in cash):

Name	Capacity in which compensation was received (e.g. Chief Executive Officer, director, etc.)	Base Management Fee ($)	Management Incentive Fee ($)	Total compensation ($)
Iron Bridge Management Group, LLC	Manager	$2,351,619	$396,734	$2,748,353

The base management fee relates to servicing investment loans and is equal to 3% per annum of the principal amount of each investment, payable monthly, provided that the base management fee will be reduced by the amount of any Company Employee Expense for which the Manager is reimbursed by the Company. The Manager is solely responsible for its own operating costs, including the cost of its own personnel, office space and general overhead. The base management fee for a particular month is paid to the Manager no later than the last day of the immediately succeeding month.

The management incentive fee is equal to one-half (1/2) of all distributable cash in excess of the 10% annual preferred return payable to the Company’s Equity Program investors. ”Distributable cash” is the excess of the sum of all cash receipts of all kinds (other than capital contributions) over cash disbursements, including interest expense paid to Senior Noteholders, Junior Noteholders and Bank Borrowings. The management incentive fee, if any, is paid to the Manager no later than the last day of the immediately succeeding month.

Gerard Stascausky and Sarah Gragg Stascausky may also receive distributions from the Company in their capacities as Equity Program investors, as discussed below.

Investment by Managing Directors

The Managing Directors, Gerard Stascausky and Sarah Gragg Stascausky, will maintain at all times a minimum combined Equity Program investment in the Company of $500,000. As of December 31, 2019, Gerard Stascausky and Sarah Stascausky owned approximately $4,860,842, or 23.0%, of the equity interests in the Company.

Fiduciary Duties of the Manager

Under Oregon law, a manager is accountable to a limited liability company’s equity owners as a fiduciary, which means that a manager is required to exercise good faith with respect to a company’s affairs. The Senior Noteholders do not have an equity owner’s interest in the Company and are solely creditors of the Company. Accordingly, the Manager does not have a direct fiduciary obligation to the Senior Noteholders. The Company, however, will enter into certain contractual operating covenants and commitments to the Senior Noteholders pursuant to the Senior Note Purchase Agreement, the Senior Note, and the Security Agreement, the breach of which by the Company may give the Senior Noteholders a cause of action against the Company. See “Description of Senior Notes” on Page 66 of this Offering Circular.

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Indemnification and Exculpation

To the fullest extent not prohibited by law, the Manager will not be liable to the Company or its Equity Program investors for any act or omission performed or omitted by the Manager in good faith pursuant to the authority granted to it by the Operating Agreement, including the management or conduct of the business and affairs of the Company, the offer and sale of securities, the management of affiliates insofar as such business relates to the Company (including activities that may involve a conflict of interest) or the winding up of the business of the Company.

The Company must indemnify the Manager and each agent of the Manager for any loss or damage arising out of its activities on behalf of the Company or in furtherance of the Company’s interests, without relieving the Manager and its agents of liability for a breach of the Manager’s fiduciary duties. A successful indemnification of the Manager or any litigation that may arise in connection with its indemnification could deplete the assets of the Company, thereby reducing funds available to pay the Senior Notes. Therefore, Senior Noteholders may have a more limited opportunity of recovery than they would have absent these provisions in the Operating Agreement.

To the extent that the indemnification provisions permit indemnification for liabilities arising under the Securities Act, in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table presents information regarding the Company’s Equity Program investors as of December 31, 2019 by:

•	our Manager;

•	each of our Manager’s Managing Directors;

•	each equity owner known by us to beneficially hold 10% or more of the Company’s equity interests; and

•	all of our Manager’s Managing Directors as a group.

Beneficial ownership is generally determined under the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise noted, the address for each beneficial owner listed below is 9755 SW Barnes Road, Suite 420, Portland, OR 97225.

Name	Number of Units of Company Equity Interests	Percent of Class (1)
Manager:
Iron Bridge Management Group, LLC	0	0%
Managing Directors of Manager:
Gerard Stascausky	4,358,896	20.6%
Sarah Gragg Stascausky	501,929	2.4%
TOTAL	4,860,825	23.0%
Other holders of 10% or more of the Company’s equity interests:
Susanne Baumann Trust (2)	4,092,263	19.3%
Howard Bubb	2,092,839	9.9%

__________

(1)	Percentages are based on 21,183,026 units of Equity Program interests outstanding as of December 31, 2019.
(2)	Susanne Baumann exercises voting and dispositive authority over all securities held by the Susanne Baumann Trust.

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INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Other than the Manager’s relationship to the Company as Manager, the Company has not engaged in, nor currently proposes to engage in, any transaction in which any of the Manager, any affiliates of the Manager, any other person holding more than a 10% interest in the Company, or any immediate family member of such persons, had or is to have a direct or indirect material interest.

CONFLICTS OF INTEREST

The following describes some of the important areas in which the interests of the Manager may conflict with those of the Company.

Manager’s Affiliation with Other Companies

The Manager’s primary business activity during the life of the Company will be the management of the Company. However, the Manager may be affiliated with other investment entities and not manage the Company as its sole and exclusive business function. In the future, the Manager may act as a manager to other affiliated entities in similar capacities, potentially diluting the Manager’s focus on the Company. The Manager may have conflicts of interest in allocating management time, services and functions between various existing entities and any future mortgage lending entities that it may organize.

The Manager and its affiliates and principals may be the owner or manager of other entities that have investment objectives that are similar to those of the Company, potentially creating a conflict of interest. The Operating Agreement expressly provides that neither the Manager nor any owner of the Manager will be obligated to present to the Company any particular investment opportunity that comes to its attention, even if such opportunity is of a character that might be suitable for purchasing by the Company.

The member of the Manager, Gerard Stascausky, invests in real estate for his own accounts, and expects to continue to invest in real estate for his own accounts, including investment in other business ventures, public or private limited partnerships or limited liability companies, and neither the Company, any Equity Program investor, Senior Noteholder or Junior Noteholder is entitled to an interest therein.

Conflict with Related Programs

The Company will not loan money to any entity in which the Manager has a direct financial interest. However, the Manager and its affiliates may cause the Company to join with other entities organized by the Manager for similar or related purposes as partners, joint ventures or co-owners under some form of ownership in certain loans, or in the ownership of repossessed real property. Such arrangements would be formed because the Manager believed such arrangement is in the best interest of the Company. For example, bank loan covenants applied to the Company’s portfolio of loans may allow the Manager to form a separate entity to purchase from the Company any loan that is delinquent, increasing the borrowing capacity available through Bank Borrowings. Such covenants are designed to protect investor interests; however, the interests of the Company and those of such other entities may conflict, and the Manager controlling or influencing all such entities may not be able to resolve such conflicts in a manner that serves the best interests of the Company. As of and prior to the effective date of this Offering Circular, no such conflicts existed.

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Lack of Independent Legal Representation

The Company has not been represented by independent legal counsel to date. The use of the Manager’s counsel in the preparation of this document and the organization of the Company may result in a lack of independent review. Investors should consult their own legal counsel with respect to an investment in Senior Notes.

Management Fees

The Manager will act as loan servicer for the compensation described in this document. Loan servicing firms not affiliated with the Manager might provide comparable services on terms more favorable to the Company.

The Manager has reserved the right to retain the services of other firms, in addition to, or in lieu of, the Manager, to perform the loan origination, loan servicing and other activities in connection with the Company’s loan portfolio, when such services are deemed by the Manager to be in the best interest of the Company. Any such other firms may also be affiliated with the Manager. For example, it may become possible for the Manager or an affiliated company of the Manager to provide hazard and liability coverage to Portfolio Borrowers on better terms that those available to Portfolio Borrowers purchasing similar insurance coverage individually. As of and prior to the effective date of this Offering Circular, no such services were being performed by Manager affiliated companies.

The Company will pay management fees to the Manager. The management fees were not determined through arms-length negotiation. The structure of the management fees may provide an incentive to the Manager to seek out higher risk opportunities to earn returns greater than the preferred return.

DESCRIPTION OF SENIOR NOTES

The Company is offering $33,000,000 aggregate principal amount of its Senior Secured Demand Notes. The minimum principal investment is $50,000; provided that the Manager, in its sole discretion, may waive this requirement with respect to any investor.

Interest

Each Senior Note will bear simple interest on the unpaid principal amount of the Senior Note at the rate of interest per annum specified in this Offering Circular or the most recent supplement to this Offering Circular (the “Interest Rate”). The Company may change the Interest Rate at any time, provided that (i) the Interest Rate may not be increased or decreased by more than one-half percent (0.5%) at the time of any change, (ii) the Interest Rate may not be changed more than once during any 90 day period, and (iii) the Interest Rate change is applied to all Senior Notes outstanding. The Company will provide written notice to each Senior Noteholder before making any change in the Interest Rate (“Rate Change Notice”). The effective date of the change in Interest Rate for any Senior Note will be the date that is 90 days after the date of the Rate Change Notice. Accrued interest will be computed daily on the basis of a 365-day year and applied to the actual number of days for which the principal is outstanding. Interest will be payable monthly in arrears. Any change in Interest Rate on outstanding Senior Notes will be effected as an accounting adjustment in the account of the holders of outstanding Senior Notes. The Company will not issue new or replacement Senior Notes to the holders of outstanding Senior Notes.

At the time the Company issues any Rate Change Notice, it will file with the SEC and distribute to prospective investors a supplement to this Offering Circular that will fully disclose the material terms of the prospective interest rate change. Prior to the effective date of any pending interest rate change, the Company will file with the SEC a post-qualification amendment to the Offering Statement or a supplement to the Offering Circular that will disclose the new interest rate and will be distributed with the Offering Circular beginning on the effective date of the interest rate change.

As of the date of this Offering Circular, the Interest Rate is six percent (6%). On August 27, 2020, the Company issued a Rate Change Notice announcing that the Interest Rate on the Senior Notes would be reduced from six percent (6%) to five and one-half percent (5.5%) effective November 25, 2020 (the “Interest Rate Change”). The Interest Rate Change will apply to all Senior Notes that are outstanding on November 25, 2020 and to all Senior Notes that are issued on or after November 25, 2020 and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a supplement thereto.

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In addition, on or around the effective date of the above Interest Rate Change, the Company intends to issue a further Rate Change Notice (“Follow-on Rate Change Notice”), and file with the SEC and distribute to prospective investors a corresponding supplement to the Offering Circular, announcing that the Interest Rate on the Senior Notes will be further reduced from five and one-half percent (5.5%) to five percent (5%) (the “Follow-on Rate Change”). Such Follow-on Rate Change would be effective ninety (90) days after the date of the Follow-on Rate Change Notice, and would apply to all Senior Notes that are outstanding on the effective date, and to all Senior Notes that are issued on or after the effective date and before any further change in the Interest Rate made by the Company as described in the Offering Circular or a supplement thereto. The Company reserves the right in its sole discretion to delay, modify or abandon the Follow-on Rate Change at any time prior to issuing the Follow-on Rate Change Notice.

The Company monitors the interest rate environment and market conditions and considers whether changes in the Interest Rate are appropriate on an ongoing basis. Subject to the procedures and limitations described above, the Company may make additional changes to the Interest Rate at any time.

Maturity

Each Senior Note shall have a term commencing on the date of issue (“Issue Date”) and expiring on the Maturity Date. The “Maturity Date” is the date that is 30 days after the date that the Company receives the Senior Noteholder’s demand for payment; provided that the Manager, in its sole discretion, may extend the Maturity Date by up to three months.

If the Company receives demands for payment from Senior Noteholders collectively holding more than thirty percent (30%) of the unpaid principal amounts of all outstanding Senior Notes, then the Company may elect to (i) extend the Maturity Date for all Senior Notes while the Company liquidates and winds up its Portfolio Loans to its borrowers, (ii) during any such extension period, make payments, or prepayments as applicable, to all Senior Noteholders in proportion to the relative principal amounts of all outstanding Senior Notes, not just the Senior Noteholders who have demanded payment, and (iii) give notice to the Senior Noteholders that the Company is electing to take these actions.

If the Company receives a demand for payment from a Senior Noteholder (or group of affiliated Senior Noteholders) with respect to a Senior Note or Senior Notes with an aggregate unpaid principal balance of $2 million or more, then the Company must pay at least $1 million in principal on account of such Senior Notes on or before the Maturity Date. The Maturity Date will be extended, as long as the Company continues making payments of at least $1 million in principal on account of such Senior Notes during each 30-day period following the original Maturity Date.

The Company may prepay all or a portion of the Senior Notes without penalty at any time, in the discretion of the Company. Without limiting the foregoing, the Company may prepay without penalty all or any portion of principal or interest of any one or more Senior Notes: (i) of ERISA Plan Senior Noteholders who have submitted prepayment requests for the purpose of meeting ERISA plan distribution requirements; (ii) to ensure that the Company remains exempt from applicable ERISA “Plan Asset” regulations; or (iii) to meet any regulatory compliance requirement for a Senior Noteholder or the Company.

Payment Terms

The Company will make monthly payments of accrued interest only on each Senior Note. Principal and accrued interest may be prepaid in whole or in part at any time without penalty. All payments shall be allocated first to payment of unpaid accrued interest, if any, then to unpaid principal. All unpaid accrued interest and unpaid principal will be due and payable on the Maturity Date.

In the event there are insufficient funds available to pay accrued interest and principal in full as they become due and payable, the Company will direct payment of such interest and principal pro rata among Senior Noteholders in accordance with the relative amounts of unpaid accrued interest and principal on the then-outstanding Senior Notes.

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In the event that the Company is in default with respect to its Bank Borrowings, the Company may be precluded from making payments under the Senior Notes.

Events of Default

An Event of Default will be deemed to have occurred under the Senior Notes upon:

•	the Company’s failure to pay interest or principal when due, or any default under indebtedness that results in acceleration of the maturity of a material amount of indebtedness of the Company;

•	any breach in any material respects of any material covenant or obligation of the Company under the Senior Note or the related agreements;

•	any representation or warranty made by the Company in the Senior Note or the related agreements proving to be false or incorrect in any material respect; or

•	certain events involving the bankruptcy or the appointment of a receiver.

Upon an Event of Default, all unpaid principal and accrued interest, if any, will become immediately due and payable either automatically, in the event of a default because of events involving bankruptcy or the appointment of a receiver, or at the option of holders of a Majority of Interest. If an Event of Default occurs, a Majority of Interest may, on behalf of all Senior Noteholders, (i) instruct the Collateral Agent to provide to the Company notice to cure such default and/or declare the unpaid principal amount of the Senior Notes to be due and payable, together with any and all accrued interest thereon and all costs payable pursuant to such Senior Notes; (ii) instruct the Collateral Agent to proceed to protect, exercise and enforce, on behalf of all Senior Noteholders, their rights and remedies under the Security Agreement, and such other rights and remedies as are provided by law or equity; (iii) instruct the Collateral Agent to waive any Event of Default by written notice to the Company and the other Senior Noteholders; and (iv) instruct the Collateral Agent to take any action that it may take under the Security Agreement by instructing the Collateral Agent in writing to take such action on behalf of all Senior Noteholders. Individual Senior Noteholders, unless individually a Majority of Interest, will not be able to accelerate payment under the Senior Notes or exercise and enforce their rights and remedies under the Security Agreement in the event of a default.

Restrictions on Transfer

The Senior Notes will not be transferable except under very limited circumstances and then only in the sole discretion of the Company. There is no secondary market for sale of the Senior Notes and none is expected to develop. In addition, holders of the Senior Notes may not offer, sell, pledge or otherwise transfer the Senior Notes except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an exemption therefrom.

Reinvestment Program

In lieu of receiving payment of interest, a Senior Noteholder may request reinvestment of interest payments at the time of the subscription for its Senior Note or in writing upon 30 days’ prior notice, subject to the investor suitability requirements described below under “Who May Purchase Senior Notes” and the approval by the Manager. Upon acceptance of the request, in the sole discretion of the Company, interest payments may be added to principal of the outstanding Senior Note as and when they come due (“Roll-over Interest”). Increase in principal due to Roll-over Interest will be noted in the adjustment to the principal of such Senior Noteholder’s Senior Note maintained in the records of the Company. Senior Noteholders who elect to have their monthly interest payments reinvested will benefit from monthly compounding.

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Security Interest

Repayment of principal and accrued interest will be secured by an interest in the assets of the Company (the “Collateral”) pursuant to the Security Agreement for the benefit of the Senior Noteholders between the Company and Carr Butterfield, LLC, as Collateral Agent (the “Security Agreement”), a copy of which has been filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The Collateral will consist of all of the assets of the Company, including but not limited to bank accounts, Portfolio Loans, and personal property of the Company, whether tangible or intangible either now owned or hereafter acquired. The Company has limited fixed, tangible assets and its primary assets are Portfolio Loans.

Subordination

The Company currently leverages a portion of its Portfolio Loans through Bank Borrowings, secured by a collateral assignment of promissory notes and related deeds of trust or mortgages. The Company plans to continue to utilize Bank Borrowings and to secure such debt with a senior security interest in the Portfolio Loans, subject to the Maximum Debt Covenant. The bank or banks holding the original Portfolio Loan documents will have a perfected security interest in such assets. Senior Noteholders are agreeing that a secured Bank Borrowing may have a security interest in all or some of the Collateral securing a Senior Note that is senior in priority as to either or both its payment or exercise than the security interest of the Senior Noteholders under the Security Agreement. The Company is authorized by the Senior Noteholders to enter into such agreements and instruments with the lender of a Bank Borrowing on terms as required by the Company to effect the priority of the security interest and conditions to the enforcement rights of the senior lender under the Bank Borrowings with respect to the Collateral. The current subordination agreement affecting the seniority of the Company’s Bank Borrowings has been filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The Company will not collaterally assign notes or deeds of trust to Senior Noteholders.

In the event that the Company is in default with respect to its Bank Borrowings, the Company may be precluded from making payments under the Senior Notes.

As of December 31, 2019, the property subject to the liens associated with Bank Borrowings and the Senior Notes was valued at approximately $134 million, and the outstanding amount of Bank Borrowings and Senior Notes was $28.9 million.

Covenants

Among other covenants provided to Senior Noteholders, the Company has agreed that the aggregate amount of debt provided by the Junior Notes, Senior Notes and Bank Borrowings, if any, may not exceed eighty percent (80%) of total assets. In addition, the Company has agreed to:

•	perfect the security interest of the Senior Noteholders;

•

make all payments ratably among the outstanding Senior Notes in proportion to the aggregate principal and interest amounts payable under each Senior Note, subject to the Company’s direction to prepay all or a portion of certain Senior Notes;

•

require the Managing Directors to devote such amount of their business time to the operations of the Company and the Manager as is reasonably necessary to effectively manage the affairs of the Company and the Manager;

•	keep the Company books in accordance with GAAP and have such books audited at the end of each fiscal year;

•	transmit tax reporting information and certain financial statements to the Senior Noteholders;

•

use commercially reasonable efforts to prevent the structure of any co-lending activity from constituting an investment in a fractionalized mortgage, interest in a mortgage pool, tenancy in common, or other security;

•	make all mortgage loans in the United States and it territories; and

•	to perform its obligations under the Senior Note Purchase Agreement, the Senior Note Subscription Agreement, the Senior Notes and the Security Agreement.

The Company also agrees not to amend the Operating Agreement in a manner that materially and adversely affects the Senior Noteholders, except to the extent approved by a Majority of Interest.

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Accounting and Reports to Senior Noteholders

Annual audited financials concerning the Company’s business affairs will be provided to Senior Noteholders. Each Senior Noteholder will receive a copy of the Company’s income statement, balance sheet and statement of cash flows prepared by an Independent Certified Public Accountant, along with the Senior Noteholder’s respective 1099-INT.

The Company will also provide Senior Noteholders with (i) monthly interest statements related to their investment accounts, (ii) quarterly financial reports, including portfolio metrics and unaudited financial statements. The Company’s books and records are maintained on the accrual basis for accounting purposes and for reporting income and losses for federal income tax purposes.

In connection with this offering, the Company will also be required to file with the SEC annual, semiannual, and current event reports for at least the fiscal year in which this Offering Circular was qualified and for so long as offers and sales made in reliance on this Offering Circular are ongoing.

Amendments to Senior Noteholder Agreements

No modification or waiver of any provision of the Senior Note Purchase Agreement, the Senior Notes or the Security Agreement or consent to departure therefrom shall be effective unless in writing and approved by the Company and Senior Noteholders holding a Majority of Interest.

Power of Attorney

The Manager will be granted a special power of attorney by the Senior Note Purchase Agreement for the purpose of executing documents that the Senior Noteholders have expressly agreed to execute and deliver or which are required to be executed, delivered or filed under applicable law.

PLAN OF DISTRIBUTION

We are offering up to $33,000,000 in aggregate principal amount of our Senior Notes on a “best efforts” basis. The initial minimum investment amount required is $50,000, provided that the Manager, in its sole discretion, may waive this requirement with respect to any investor. We are offering the Senior Notes directly, without an underwriter or placement agent, and on a continuous basis. We do not have to sell any minimum amount of Senior Notes to accept and use the proceeds of this offering. Therefore, once you purchase a Senior Note, we may immediately use the proceeds of your investment and your investment will be returned only when we repay your Senior Note. We cannot assure you that all or any portion of the Senior Notes we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust, or similar account. The Senior Notes are not listed on any securities exchange, there will not be any public trading market for the Senior Notes at the time of this offering, and there are no plans to facilitate the development of a market for the Senior Notes in the future. We have the right to reject any investment, in whole or in part, for any reason. The intended methods of offer include, without limitation, website promotion, email, telephone, direct mail and personal contacts. Investors can purchase Senior Notes directly from the Company by completing the applicable purchase documentation, and delivering such documentation together with an amount equal to the principal amount of the Senior Notes subscribed for directly to the Company. Gerard Stascausky and Sarah Gragg Stascausky, on behalf of the Manager, will participate in selling the Senior Notes on behalf to the Company. The Senior Notes can be purchased by check, ACH, money order, or bank wire transfer. Wire transfer instructions will be provided upon request. See “Subscription Procedures” on Page 72 of this Offering Circular.

If an underwriter is selected to assist in this offering, the Company will be required to amend this Offering Circular to include the disclosures required regarding engaging an underwriter to assist in the offering. Although the Company is not using a selling agent or finder in connection with this offering, it will use a website as an online portal and information management tool in connection with the offering. The website is owned and operated by the Manager, and can be viewed at http://www.ironbridgelending.com.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, seven days per week on the website, subject to planned or unplanned interruptions of website access, as well as on the SEC’s website at www.sec.gov.

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In addition to this Offering Circular, subject to the limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to the Company and our business, this offering or public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Senior Notes, these materials will not give a complete understanding of this offering, the Company or the Senior Notes and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Senior Notes. All investors will be furnished with a current Offering Circular before or at the time of any written offers.

WHO MAY PURCHASE SENIOR NOTES

The Company is conducting this offering as a “Tier 2” offering pursuant to Regulation A. As such, the Company is limited with respect to the amount of Senior Notes it can sell to investors that are not “accredited investors,” as defined under Rule 501 promulgated under the Securities Act. In particular, the aggregate purchase price to be paid by the investor can be no more than 10% of the greater of such investor’s:

•

annual income or net worth (with annual income and net worth for such natural person purchasers determined in accordance with Securities Act regulations, as described below), if the investor is an individual; or

•	revenue or net assets for such investor’s most recently completed fiscal year end, if such investor is not a natural person.

In order to meet this requirement, the Company will ask prospective investors to make representations with respect to their status as an “accredited investor,” and with respect to their annual income or revenue, net worth or net assets, or other characteristics that are determinative of eligibility.

An “accredited investor,” within the meaning of Rule 501 promulgated under the Securities Act, must be able to represent at least one of the following:

(i)

The investor is an INDIVIDUAL who has net worth, either individually or upon a joint basis with the investor’s spouse, of at least $1,000,000, or has had an individual income in excess of $200,000 for each of the two most recent years, or a joint income with the investor’s spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year. In calculating an investor’s net worth, the investor (A) must exclude the value of the investor’s primary residence as an asset; (B) may exclude debt secured by the primary residence, up to the estimated fair market value of the residence; (C) must include the amount of any increase on the debt secured by the primary residence incurred within 60 days prior to the purchase of the Senior Notes (unless related to the acquisition of the primary residence); and (D) must include debt in excess of the fair market value of the residence;

(ii)

The investor is an IRREVOCABLE TRUST, with total assets in excess of $5,000,000 whose purchase is directed by a person with such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the prospective investment;

(iii)

The investor is a BANK, INSURANCE OR INVESTMENT COMPANY registered under the Investment Company Act, a broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), a business development company, a Small Business Investment Fund licensed by the United States Small Business Administration, a plan with total assets in excess of $5,000,000 established and maintained by a state for the benefit of its employees, or a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act;

(iv)

The investor is an EMPLOYEE BENEFIT PLAN and either (A) all investment decisions are made by a bank, saving and loan association, insurance company, or registered investment advisor, or (B) the investor has total assets in excess of $5,000,000 or, if such plan is a self-directed plan, investment decisions are made solely by persons who are accredited investors;

(v)

The investor is a CORPORATION, PARTNERSHIP, LIMITED LIABILITY COMPANY OR BUSINESS TRUST, not formed for the purpose of acquiring the Senior Notes, or an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), in each case with total assets in excess of $5,000,000; or

(vi)

The investor is an ENTITY in which all of the equity owners, or a living trust or other revocable trust in which all of the grantors and trustees, qualify under clause (i), (ii), (iii), (iv) or (v) above.

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On August 26, 2020, the SEC adopted amendments to the definition of “accredited investor” which expand eligibility. These amendments will be effective 60 days after publication in the Federal Register. Once effective, the Company will apply the updated definition for purposes of determining the applicability of the investment limitations.

Investment in the Senior Notes may also only be suitable for certain types of investors. For example, an investment in the Company is illiquid and subject to limitations on the right to demand payment from the Company. Therefore, investment in the Senior Notes is also only suitable for investors that can withstand the lack of liquidity of the Senior Notes. Tax-exempt entities such as Individual Retirement Accounts and Keogh plans should consider the ERISA risks before investing.

Prospective investors are reminded that, notwithstanding his or her qualification as a suitable purchaser of Senior Notes, the Company may accept or reject, in its sole and absolute discretion, all or a portion of such investor’s subscription for Senior Notes or subscription to increase the principal amount of Senior Notes.

SUBSCRIPTION PROCEDURES

Investors who wish to purchase Senior Notes must complete and sign a Senior Note Subscription Agreement, the Senior Note Purchase Agreement, an investor suitability questionnaire, and such other documentation as is deemed appropriate by the Manager. The subscription documents must be delivered to the Manager together with a check or wire transfer in an amount equal to the principal amount subscribed pursuant to the Senior Note Purchase Agreement. If the Senior Note Purchase Agreement is accepted, the Company will issue a Senior Note in the principal amount of such purchase. The Manager may reject any subscription for Senior Notes in its discretion, and must reject subscriptions in certain circumstances.

As a condition to the purchase of Senior Notes, prospective investors will be required to deposit payment therefor in a pooled subscription account that is held in the Company’s name with an unaffiliated FDIC insured bank or credit union, for the exclusive purpose of holding subscription deposits as provided in the Senior Note Purchase Agreement. The subscription account shall be separate from the Company’s general accounts. The Company is not obligated to pay interest on funds held in the Subscription Account, and any interest earned with respect thereto may be retained by the Company in consideration of its costs. Effective with the sale of the Senior Notes or additional Senior Notes, the Senior Noteholders authorize the Company to transfer from the subscription account to the Company’s general accounts the purchase price therefor. Any funds remaining in the subscription account after payment of the purchase price shall be returned by the Company to the prospective investor or Senior Noteholder.

A prospective investor or Senior Noteholder may withdraw his commitment to purchase Senior Notes or additional Senior Notes, as applicable, at any time until his offer to purchase the Senior Note or Senior Notes has been accepted by the Company. In the event of a timely withdrawal or the rejection by the Company of a subscription, the Company will promptly return the deposits of the purchase price therefor to the prospective investor or Senior Noteholder.

Interest begins to accrue following the acceptance of a Senior Noteholder’s subscription by the Company and the closing of the purchase of a Senior Note.

Investors will not be entitled to interest on funds pending acceptance of a subscription. If a subscription is not accepted, the purchase price will be returned, without interest, within five business days via check, ACH or wire transfer, at the discretion of the Manager. Investors will be required to provide the Manager with wire transfer instructions in the Senior Note Purchase Agreement.

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ERISA CONSIDERATIONS

If you are a fiduciary of an Employee Benefit Plan (a “Plan Investor”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or section 4975 of the Code, you are urged to consult with your own counsel regarding the application of ERISA and the Code to your purchase. The following is intended to be a summary only and is not a substitute for careful planning with a professional.

In considering a purchase of the Senior Notes, fiduciaries of Plan Investors should consider their basic fiduciary duty under ERISA that requires them to discharge their investment duties prudently and solely in the interest of plan participants and beneficiaries. In making such a determination, a fiduciary of a Plan Investor should be sure that the investment is in accordance with the governing instruments and the overall policies of the plan, and that the investment will comply with the diversification and prudence requirements of ERISA. Plan Investor fiduciaries should consider the role that a purchase of the Senior Notes would play in the plan’s overall investment portfolio.

In addition, provisions of ERISA and the Code prohibit transactions involving the assets of an Employee Benefit Plan and persons who have specified relationships with the plan, unless an exemption is available for such transaction. A Plan Investor fiduciary should be sure that a purchase of Senior Notes will not constitute or give rise to a direct or indirect non-exempt prohibited transaction. In particular, Plan Investors must make an independent investment decision with respect to their purchase of Senior Notes issued by the Company and must not rely upon the Manager or its affiliates for investment advice regarding such participation.

ERISA and its accompanying regulations are complex and, to some extent may be interpreted by the courts or the administrative agencies inconsistently. This discussion only addresses certain features of ERISA as it applies to the Senior Notes, and does not purport to constitute a thorough analysis of ERISA with respect to your investment in the Company. Each investor subject to ERISA should consult with its own legal counsel concerning the implications under ERISA of the ownership of Senior Notes.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

NOTE OF CAUTION: THE FOLLOWING DISCUSSION SUMMARIZES CERTAIN, ALTHOUGH NOT ALL, U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO AN INVESTMENT IN THE SENIOR NOTES BY U.S. PERSONS (DEFINED BELOW). THESE CONSIDERATIONS MAY VARY WITH THE IDENTITY AND STATUS OF THE INVESTOR. THIS SUMMARY PROVIDES ONLY A GENERAL DISCUSSION AND DOES NOT REPRESENT A COMPLETE ANALYSIS OF ALL POTENTIAL TAX CONSEQUENCES ARISING FROM AN INVESTMENT IN THE COMPANY. IT IS BASED ON THE PROVISIONS OF THE CODE, THE TREASURY REGULATIONS PROMULGATED THEREUNDER, AND JUDICIAL AND ADMINISTRATIVE INTERPRETATIONS THEREOF, ALL AS OF THE DATE OF THIS OFFERING CIRCULAR. NO ASSURANCE CAN BE GIVEN THAT FUTURE LEGISLATION, TREASURY REGULATIONS, ADMINISTRATIVE PRONOUNCEMENTS OR COURT DECISIONS WILL NOT SIGNIFICANTLY CHANGE APPLICABLE LAW, PERHAPS RETROACTIVELY, AND MATERIALLY AFFECT THE FOLLOWING DISCUSSION.

This summary is based on provisions of the Code, U.S. Treasury regulations promulgated thereunder, judicial authorities and administrative rulings, all as in effect as of the date of this Offering Circular and all of which are subject to change or differing interpretations, possibly with retroactive effect. The Company has not sought, and does not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this summary, and there can be no assurance that the IRS will not take positions contrary to such statements and conclusions or that a court will not agree with any such positions of the IRS. Nor is the Company receiving any tax opinion from counsel.

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If an entity that is treated as a partnership for U.S. federal income tax purposes holds Senior Notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership and certain determinations made at the partner level. Entities that are treated as partnerships for U.S. federal income tax purposes and persons holding Senior Notes through an entity treated as a partnership for U.S. federal income tax purposes are urged to consult their own tax advisors.

This summary does not in any way either bind the IRS or the courts, or constitute an assurance that the federal income tax considerations discussed herein will be accepted by the IRS, any other federal, state or local agency or the courts.

Further, this summary does not address tax considerations that may apply (i) to prospective investors who are subject to special tax rules (such as banks, insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, dealers or traders in securities or currencies, persons who hold their interests in the Company as part of a hedging, “straddle” or “conversion” transaction or otherwise as part of a holding with any other position, or (ii) under the alternative minimum tax, any federal tax other than the federal income tax or any state, local or foreign tax laws. Further, for purposes of this summary, the term “U.S. Person” or “U.S. Holder” means any (i) individual citizens or residents of the United States, (ii) corporations created or organized under the laws of the United States or any state or political subdivision thereof (including the District of Columbia), (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. Persons.

This summary is included for general information only. Nothing herein is or should be construed as legal or tax advice to any potential investor. Accordingly, each person considering an investment in the Company should consult its own tax adviser in order to understand fully the possible federal income and other tax consequences to it of such an investment.

Tax Consequences to Senior Noteholders

This summary applies only to beneficial owners of the Senior Notes that will hold the Senior Notes as “capital assets” within the meaning of Section 1221 of the Code, and who purchase Senior Notes in this offering. This summary does not discuss the U.S. federal income tax considerations applicable to subsequent purchasers of the Senior Notes. This summary further assumes that the Senior Notes will be treated as debt for U.S. federal income tax purposes.

Classification of the Senior Notes for U.S. Federal Income Tax Purposes

We believe that the Senior Notes will be treated as “contingent payment debt instruments” (or “CPDI”) for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the Senior Notes generally will be subject to the Treasury regulations governing contingent payment debt instruments (“CPDI Regulations”). Under these regulations, a U.S. Holder will be required to accrue original issue discount (“OID”), taxed as interest income, on a constant yield basis based on a “comparable yield” and a “projected payment schedule,” both as described below, regardless of whether such holder uses the cash or accrual method of accounting for U.S. federal income tax purposes. As a result, a U.S. Holder may be required to include interest in income each year in excess of any stated interest payments actually received in that year. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” as established by us to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

Federal Income Taxation of the Senior Notes under the CPDI Regulations

The Noncontingent Bond Method. Generally, a CPDI issued for money must be accounted for under the noncontingent bond method. Under this method, interest accrues as if the CPDI were a “comparable fixed-rate debt instrument”, and then appropriate adjustments are made to account for the difference between the actual payments on the CPDI and the assumed payments on the comparable fixed-rate debt instrument.

74

The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the CPDI that equals the product of:

•	the adjusted issue price (as defined below) of the CPDI as of the beginning of the accrual period;

•	the comparable yield (as defined below) of the CPDI, adjusted for the length of the accrual period; and

•	a fraction, the numerator of which is the number of days during the accrual period that the U.S. Holder held the CPDI and the denominator of which is the number of days in the accrual period.

The “adjusted issue price” of a CPDI is its issue price, increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments (in accordance with the projected payment schedule described below) previously made with respect to the CPDI.

The term ‘‘comparable yield’’ as used in the CPDI Regulations means the greater of (i) the annual yield we would pay, as of the issue date, on a fixed-rate, debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the CPDI, and (ii) the applicable federal rate.

The CPDI Regulations require that we provide to U.S. Holders, solely for U.S. federal income tax purposes, a schedule of the projected amounts of payments (the ‘‘projected payment schedule’’) on the CPDI. This schedule must produce a yield to maturity that equals the comparable yield. A U.S. Holder of Senior Notes can obtain a projected payment schedule and comparable yield relating to the Senior Note(s) held by such holder by submitting a written request to Gerard Stascausky at 9755 SW Barnes Road, Suite 420, Portland, Oregon 97225, or by calling (503) 225-0300.

The comparable yield and the projected payment schedule will not be provided for any purpose other than to determine a U.S. Holder’s interest accruals and adjustments thereto in respect of the contingent payment notes for U.S. federal income tax purposes. They will not constitute a projection or representation by us regarding the actual amounts that will be paid on the contingent payment notes.

Interest Adjustments. In general, holders and issuers of a CPDI, including cash-basis holders, accrue interest (referred to as OID) based on the projected payment schedule using the constant yield method that applies to a comparable fixed-rate debt instrument. When a payment differs from the projected fixed amount, the holders and issuers make adjustments to their OID accruals. If a U.S. Holder receives in a taxable year actual payments (including any Roll-over Interest) with respect to a CPDI that, in the aggregate, exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI Regulations equal to the amount of such excess. The U.S. Holder will treat a net positive adjustment as additional interest income in that taxable year.

If a U.S. Holder receives in a taxable year actual payments with respect to a CPDI that, in the aggregate, are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a ‘‘net negative adjustment’’ under the CPDI Regulations equal to the amount of such deficit. This net negative adjustment:

(i)	will first reduce the U.S. Holder’s interest income on the CPDI for that taxable year;
(ii)

to the extent of any excess after applying (i), will give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the CPDI during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments; and

(iii)

to the extent of any excess after applying (i) and (ii), will be carried forward as a negative adjustment to offset future interest income with respect to the contingent payment note or to reduce the amount realized on a sale, exchange or retirement of the CPDI.

With respect to non-corporate U.S. Holders, a net negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions.

75

Interest and OID. A U.S. Holder will be required to include accrued interest income (treated as OID) in taxable income under the noncontingent bond method, as described above, regardless of the holder’s method of accounting for U.S. federal income tax purposes.

The amount a U.S. Holder electing Roll-over Interest will be required to include in taxable income as interest each year will generally significantly exceed the amount of interest payments actually received in that year, if any, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

Sale, Exchange, Retirement, Redemption, or Other Taxable Disposition of Senior Notes

A U.S. Holder generally will recognize gain or loss upon the sale, exchange, or other taxable disposition (including a retirement or redemption) of a Senior Note in an amount equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received on the sale or other taxable disposition (other than any amount received that is attributable to accrued but unpaid stated interest which generally will be taxable as ordinary income if not previously included in such holder’s income) and (ii) such holder’s adjusted tax basis in the Senior Note.

A U.S. Holder’s adjusted tax basis in a Senior Note generally will equal the cost of the Senior Note to the holder, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made in respect of the Senior Note (without regard to the actual amount paid).

Any gain recognized on a taxable disposition of a Senior Note will be ordinary income, even if you hold the debt instrument as a capital asset. Conversely, if you sell a Senior Note at a loss, your loss should be an ordinary loss to the extent of the excess of your prior OID accruals on the debt instrument over the total net negative adjustments previously taken into account as ordinary losses in respect of the Senior Note, and thereafter a capital loss. The deductibility of capital losses is subject to limitations under the Code.

Medicare Contribution Tax on Net Investment Income

Individuals are subject to a Medicare contribution tax of 3.8% on the lesser of (a) “net investment income” for a taxable year and (b) the excess, if any, of the individual’s modified adjusted gross income for such year over a threshold amount. The threshold amount is $250,000 for taxpayers filing a joint return or as a surviving spouse, $125,000 for married taxpayers filing separately and $200,000 for other individuals. This tax is in addition to any income taxes also imposed on such income. “Net investment income” generally means the excess, if any of (a) the sum of (1) gross income from interest, dividends, annuities, royalties and rents, (2) gross income derived from a passive activity, and (3) net gain attributable to the disposition of property other than property held in an active trade or business over (b) the allowable deductions allocable to such gross income or net gain. Look-through rules apply to gains from the disposition of partnership interests and stock in S corporations. Estates and certain trusts are also subject to the Medicare contribution tax, but on a different tax base. Prospective investors should consult their own tax advisors as to the application of Medicare contribution tax to the ownership and disposition of the Senior Notes.

Information Reporting Requirements and Backup Withholding

A U.S. Holder will be subject to U.S. information reporting with respect to interest or distribution paid or accrued on the Senior Notes and gross proceeds from the sale, exchange or other disposition (including a retirement or redemption) of the Senior Notes unless such U.S. Holder comes within certain exempt categories and, when required, demonstrates this fact. A U.S. Holder that is subject to U.S. information reporting generally will also be subject to U.S. backup withholding (currently at a rate of 24%) unless such U.S. Holder provides certain information to the applicable withholding agent, including a correct taxpayer identification number and a certification that it is not subject to backup withholding. A U.S. Holder that does not comply with these requirements may be subject to certain penalties. Backup withholding is not an additional tax. Any amounts withheld from a payment to a U.S. Holder as backup withholding generally are allowable as a refund or a credit against the U.S. Holder’s federal income tax liability, provided the required information is timely furnished to the IRS.

76

Prohibited Transaction Excise Tax

ERISA and the Code prohibit certain transactions between Benefit Plans and certain related parties (termed “disqualified persons” and “parties in interest”). The effect of the prohibited transaction rules is that a fifteen percent (15%) excise tax may be imposed each year on the related party on account of such transactions occurring between a plan and the related party. If the transaction is not corrected during the applicable correction period, a 100 percent (100%) excise tax can be levied. Also, either the Department of Labor or a participant can sue a trustee or other plan fiduciary to make restitution for any losses resulting from the prohibited transaction, and to seek other equitable remedies.

LEGAL MATTERS

Certain legal matters relating to the Senior Notes being offered hereby are being passed upon for the Company by Buchalter, A Professional Corporation, Portland, Oregon.

FINANCIAL STATEMENTS

The financial statements of the Company as of and for each of the three years ended December 31, 2019, 2018, and 2017, have been audited by Armanino LLP, the Company’s independent auditors, as stated in their report appearing herein.

ADDITIONAL INFORMATION

The Company has filed with the SEC a Post-Qualification Amendment to its Offering Statement under Regulation A of the Act, with respect to securities offered hereby. This Offering Circular does not contain all of the information set forth in the Post-Qualification Amendment to the Offering Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Post-Qualification Amendment to the Offering Statement and the exhibits filed therewith, which may be obtained from the principal office of the SEC in Washington, D.C., upon payment of the fees prescribed by the SEC. The Post-Qualification Amendment to the Offering Statement may be inspected without charge at the SEC’s principal office at 100 F Street, NE, Washington, D.C. 20549. The SEC also maintains a website that contains information regarding issuers that file electronically with the SEC (http://www.sec.gov).

All inquiries regarding the Offering Circular should be directed to the Managing Directors:

Iron Bridge Management Group, LLC

Attn: Gerard Stascausky, CFA

9755 SW Barnes Road, Suite 420

Portland, OR 97225

Ph. 503-225-0300

invest@ironbridgelending.com

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the offer made by this Offering Circular; and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Offering Circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful.

77

78

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Balance Sheets

June 30, 2020 and December 31, 2019

(unaudited)

 _________________________

	As of June 30,	As of December 31,
	2020	2019

ASSETS

Cash and cash equivalents	$721,249	$880,205
Mortgage interest receivable	748,074	811,812
Mortgage loans receivable, net	78,195,144	88,122,933
Real estate held for sale	3,210,162	1,776,281
Rental property, net	7,038,692	7,111,371
Total assets	$89,913,321	$98,702,602

LIABILITIES AND MEMBERS’ EQUITY

Liabilities
Accounts payable and other accrued liabilities	$124,458	$76,918
Servicer fees payable	203,026	230,750
Incentive fees payable	7,616	39,684
Interest payable	334,188	377,506
Notes payable - junior notes	23,446,138	24,924,078
Notes payable - senior notes	24,862,216	20,914,989
Line of credit, net	18,439,699	30,548,052
Deferred interest	1,106,146	407,599
Total liabilities	68,523,487	77,519,576

Members’ equity	21,389,834	21,183,026
Total liabilities and members’ equity	$89,913,321	$98,702,602

The accompanying notes are an integral part of these financial statements.

F-1

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Income and Changes in Members’ Equity

June 30, 2020 and 2019

(unaudited)

_____________________________

	Six Months Ended June 30,
	2020	2019
Revenues
Mortgage interest income	$5,433,912	$4,667,840
Rental property income	344,815	236,733
Other income	115,797	538,562
Total revenues	5,894,524	5,443,135

Operating expenses
Interest expense	2,151,329	1,984,361
Servicer fees	1,300,501	1,041,896
Incentive fees	78,590	185,679
Provision for loan losses	543,570	444,485
Professional fees	111,807	143,213
Real estate holding costs	339,810	169,544
Other expense	220,843	258,098
Total operating expenses	4,746,450	4,227,276

Other income (expense)
Gain (loss) on sale of real estate held for sale	4,531	(2,873)
Total other income (expense)	4,531	(2,873)

Income before income tax and LLC fees	1,152,605	1,212,986
Income tax and LLC fees	3,517	8,587

Net income	$1,149,088	$1,204,399

Members’ equity, beginning of year	21,183,026	20,324,112
Members’ contributions	1,163,611	3,070,227
Members’ earning distributions	(9,961)	(62,469)
Members’ capital withdrawals	(2,095,930)	(4,123,103)

Members’ equity, end of period	$21,389,834	$20,413,166

The accompanying notes are an integral part of these financial statements.

F-2

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cash flows

June 30, 2020 and 2019

(unaudited)

_____________________________

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities
Net income	$1,149,088	$1,204,399
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	543,570	444,485
Amortization of deferred loan origination fees	(1,045,325)	(796,828)
Depreciation	132,346	-
Loss (gain) on sales of real estate held for sale	(4,531)	2,873
Junior notes interest expense converted to debt	678,095	793,994
Senior notes interest expense converted to debt	338,939	158,960
Change in operating assets and liabilities
Mortgage interest receivable	61,051	(295,079)
Accounts payable and other accrued liabilities	47,540	(14,024)
Servicer fees payable	(27,724)	(4,735)
Incentive fees payable	(32,068)	(4,847)
Interest payable	(43,318)	(36,606)
Deferred interest	698,547	18,453
Net cash provided by operating activities	2,496,210	1,471,045

Cash flows from investing activities
Loans funded	(56,830,451)	(54,902,511)
Principal collected on loans	65,863,860	51,895,694
Improvement costs on real estate held for sale	(125,268)	(546,099)
Improvement costs on rental property	(59,667)	-
Proceeds from sales of real estate held for sale	94,739	1,024,473
Net cash used in investing activities	8,943,213	(2,528,443)

Cash flows from financing activities
Borrowings on notes payable - junior notes	638,051	48,913
Repayments on notes payable - junior notes	(3,349,288)	(5,099,535)
Borrowings on notes payable - senior notes	8,743,966	8,894,460
Repayments on notes payable - senior notes	(5,135,678)	227,285
Net borrowings on line of credit	(12,108,353)	(2,564,826)
Members’ contributions	1,163,611	3,070,227
Members’ earnings distributions	(9,960)	(62,468)
Members’ capital withdrawals	(1,540,728)	(3,506,701)
Net cash provided by (used in) financing activities	(11,598,379)	1,007,355

Net increase (decrease) in cash and cash equivalents	(158,956)	(50,043)
Cash and cash equivalents at beginning of year	880,205	588,576
Cash and cash equivalents at end of period	$721,249	$538,533

Supplemental disclosures of cash flow information
Cash paid for interest	$2,194,648	$2,020,967
Cash paid for income tax and LLC fees	$3,517	$8,587

Supplemental disclosure of non-cash investing and financing transactions
Mortgage loans receivable converted to real estate held for sale	$1,396,135	$-
Mortgage interest receivable transferred to real estate held for sale	$2,687	$-
Sale of real estate financed with mortgage loan receivable	$-	$-
Real estate held for sale converted to rental property	$-	$309,327
Notes payable converted to members’ equity	$-	$-
Member’s equity converted to notes payable	$555,202	$616,402

The accompanying notes are an integral part of these financial statements.

F-3

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

1. Organization

Iron Bridge Mortgage Fund, LLC (the “Fund”) is an Oregon limited liability company that was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be secured, in whole or in part, by real or personal property throughout the United States. The Fund is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund’s financial position and results of operations would likely be different absent this relationship with the Manager.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. The real estate and mortgage lending financial markets have stabilized with many of the markets for which the Fund has loans and related loan collateral showing signs of appreciating fair values for the years presented. However, should these markets experience significant declines, the resulting collateral values of the Fund’s loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund’s actual loan losses and proceeds from the sales of real estate held could differ significantly from management’s current estimates.

F-4

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

F-5

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Rental property

Rental property is recorded at cost and allocated between land and building based upon their relative fair values at acquisition. Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Investment costs are capitalized while activities are ongoing to prepare an asset for its intended use. Expenditures for repairs and maintenance are charged to expense when incurred.

Depreciation begins once the asset is ready to be placed into service and is recorded on a straight-line basis over the estimated useful lives of the assets. Buildings and improvements are depreciated over periods ranging from 15 to 27.5 years.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Fund records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Company records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund’s own data.

F-6

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for real estate owned and impaired secured loans is determined using the sales comparison, income and other commonly used valuation approaches.

The following table reflects the Fund’s assets and liabilities measured at fair value on a non-recurring basis as of June 30, 2020 and December 31, 2019:

Item	Level 1	Level 2	Level 3	Total
Real estate owned (June 30, 2020)	$-	$-	$3,210,162	$2,161,624

Real estate owned (December 31, 2019)	$-	$-	$1,776,281	$1,776,281

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

(a)

Secured loans (Level 2 and Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

(b)

Real estate owned (Level 2 and Level 3). At the time of foreclosure, real estate owned is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property’s estimated fair value, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. If the future undiscounted cash flows of real estate held for use exceed the carrying value or the fair value less estimated costs to sell for other than held for use real estate exceeds the carrying value, the asset value is recaptured to the estimated fair value, but not to exceed the original basis in the property after reversion. The Fund records real estate owned as nonrecurring Level 2 if the fair value of the real estate owned is based on an observable market price or a current appraised value. If an appraised value is not available and there is no observable market price, the Fund records real estate owned as nonrecurring Level 3.

F-7

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Real estate held for sale

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at fair value less estimated selling cost at the date of foreclosure if the plan of disposition is by way of sale. Any write-downs based on the asset’s fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell.

Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those net cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations.

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $492,063 at June 30, 2020 and $607,939 at June 30, 2019 have been included in mortgage loans receivable, net, on the accompanying balance sheet. Deferred loan origination fees of $1,045,325 during the first six months of 2020, and $796,828 during the first six months of 2019 were amortized into income during each applicable period.

F-8

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the balance sheets as a direct deduction from the carrying amount of the line of credit.

Subscription liability

The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If approved for admittance into the Fund, the subscription funds are maintained in a separate subscription account until such time as the funds are needed in the normal course of the Fund’s operations. Due to the calculation of the incentive fee, the Fund does not allow mid-month contributions or withdrawals. If the subscription funds are needed in the normal course of the Fund’s operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 6% for the odd days within the month the borrowing took place. After the monthly distribution is processed, the subscription fund borrowings, plus any interest accrued thereon, will be recognized as member contributions on behalf of the subscribing member. There were no subscription fund borrowings as of June 30, 2020 and 2019.

Income taxes

The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Individual members report on their federal and state income tax returns their share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes besides the applicable minimum state tax or fees would be reflected in the accompanying financial statements.

The Fund has evaluated its current tax positions and has concluded that as of the periods ending June 30, 2020 and 2019, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Change in accounting principle

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenues from Contracts with Customers (Topic 606). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In effect, companies are required to exercise further judgment and make more estimates prospectively. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU No. 2014-09 was effective January 1, 2019 for the Fund. The Fund has evaluated the new guidance and determined that interest income and income from servicing mortgage loans are outside the scope of ASC No. 606. The Fund also determined that fee income on residential mortgage loan originations is outside the scope of ASC No. 606 as it continues to be accounted for in accordance with ASC No. 948. As a result, the adoption of ASU No. 2014-09 did not have a material impact on its financial statements.

Subsequent events

The Fund has evaluated subsequent events through the date hereof, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund’s financial statements.

F-9

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The following description of the Fund’s operating agreement provides only general information. Members should refer to the Fund’s operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least seventy five percent of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions and incentive fees

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 10% per annum non-guaranteed priority return (“Priority Return”) on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 50% to the Fund’s members, including the Manager to the extent it holds memberships interests, and 50% to the Manager as an incentive fee. The Manager earned incentive fees of $78,590 during the six months ended June 30, 2020, and $185,679 during the six months ended June 30, 2019 as the Fund’s return exceeded the Priority Return in every month during 2019 and 2020.

Reinvestment

Members have the option to compound their proportionate share of the Fund’s monthly earnings.

Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

F-10

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

3. Fund Provisions (continued)

Liquidity, capital withdrawals and early withdrawals (continued)

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least six (6) months; (ii) the member provides the Fund with a written request for a return of capital at least 60 days prior to such withdrawal; and (iii) the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units or a minimum withdrawal request of 25,000 units, if their capital balance is greater than 50,000 units at the time the withdrawal is honored. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund’s then cash flow, financial condition, compliance with regulatory and other limitations, such as ERISA thresholds, and prospective loans. If the Manager determines that there is available cash, the Manager shall honor such withdrawal request in accordance with the conditions stated above. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive such withdrawal requirements or penalties if a member is experiencing undue hardship.

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at June 30, 2020:

Outstanding mortgage loans receivable	$80,276,444
Unamortized deferred loan origination fees	(429,063)
Allowance for loan losses	(1,589,237)
Mortgage loans receivable, net	$78,195,144

Mortgage loans receivable, net, consisted of the following at December 31, 2019:

Outstanding mortgage loans receivable	$89,805,878
Unamortized deferred loan origination fees	(637,277)
Allowance for loan losses	(1,045,688)
Mortgage loans receivable, net	$88,122,933

F-11

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

4. Mortgage Loans Receivable, Net (continued)

Activity in the allowance for loan losses was as follows for the year ended December 31, 2019 and the six months ended June 30, 2020:

2019 Beginning balance	$815,947
Provision for loan losses	776,382
Write-offs	(546,661)
Ending balance as of December 31, 2019	$1,045,668

2020 Beginning balance	$1,045,668
Provision for loan losses	543,570
Write-offs	-
Ending balance as of June 30, 2020	$1,589,237

Allocation of the allowance for loan losses by collateral type as of June 30, 2020 and December 31, 2019 consisted of the following (allocation of allowance is not an indication of expected future use):

As of June 30, 2020:

Single family residential (1 - 4 units)	$1,349,999
Land/Construction	227,053
Commercial	0
Multi-family residential (5 or more units)	12,185
Total	$1,589,237

As of December 31, 2019:

Single family residential (1 - 4 units)	$844,211
Land/Construction	118,259
Commercial	60,852
Multi-family residential (5 or more units)	22,346
Total	$1,045,668

F-12

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

5. Notes Payable - Junior Notes

The junior note program is a private debt offering by the Fund. Between April and September 2017, the Fund refinanced all junior notes from an interest rate of 10% to 8%. During April 2019 the Fund began refinancing notes from an interest rate of 8% to 7%. All notes are expected to be refinanced by October 2019. The junior notes are secured by all assets of the Fund and are junior to the senior notes (see Note 6) and the line of credit balance held (see Note 7). The junior noteholders are given the option to reinvest their earned interest back into the note on a monthly basis. All junior notes hold a six month maturity. Upon maturity, all junior noteholders have the option to renew their notes for another six month term. As of June 30, 2020 and December 31, 2019 the junior notes payable within the note program held a balance of $23,446,138 and $24,924,078, respectively.

Interest expense on these junior notes amounted to $847,538 and $1,105,687 for the six months ended June 30, 2020 and 2019, respectively.

6. Notes Payable - Senior Notes

On March 1, 2018, the Company commenced a private debt offering of 6% Senior Secured Demand Notes. The offering was qualified by the Security and Exchange Commission in February 2018.

As of June 30, 2020 and December 31, 2019 the senior notes payable within the note program held a balance of $24,862,216 and $20,914,989, respectively.

Interest expense on these senior notes amounted to $676,205 and $319,565 for the six months ended Jun 30, 2020 and 2019, respectively.

7. Line of Credit, Net

On January 31, 2013, the Fund entered into a revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $5,000,000. The agreement was subject to a borrowing base calculation and was secured by substantially all of the Fund’s assets. On April 30, 2014, the line of credit was extended and increased to include a maximum borrowing limit of $10,000,000. On December 11, 2015, the line of credit was extended and increased to include a maximum borrowing limit of $12,000,000. The annual interest rate was equal to the greater of 4.75% plus the 90 day LIBOR rate from time to time in effect or 5.75%.

During December 2015, the Fund entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $20,000,000. The credit agreement took effect on January 5, 2016. On March 20, 2017, the line of credit was amended to increase the borrowing limit to $25,000,000. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund’s assets. The annual interest rate is equal to the greater of 4.50% plus the one month LIBOR rate from time to time in effect or 4.75%.

F-13

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

7. Line of Credit, Net (continued)

On January 1, 2018, the line of credit was extended to January 1, 2020, the maximum borrowing limit was increased from $25,000,000 to $40,000,000, and the interest rate was lowered from one month LIBOR plus 4.50% to one month LIBOR plus 4.00%. On January 24, 2019, the line of credit was amended to lower the interest rate from one month LIBOR plus 4.00% to one month LIBOR plus 3.50%. On April 16, 2019, the line of credit was amended to lower the interest rate from one month LIBOR plus 3.5% to one month LIBOR plus 3.125%. On December 5, 2019, the line of credit was extended to March 1, 2020. On February 24, 2020, the line of credit was extended to March 1, 2022. The interest rate as of June 30, 2020, December 31, 2019 and June 30, 2019 was 4.75%, 4.82% and 5.56%, respectively.

As of June 30, 2020 and December 31, 2019, the outstanding balance on the line of credit was $18,439,699 and $30,548,052, respectively.

For the six months ended June 30, 2020 and 2019, and the twelve months ended December 31, 2019, interest expense on the line of credit amounted to $627,586, $559,109 and $1,317,453, respectively.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at June 30, 2020 and December 31, 2019.

Line of credit, net, consisted of the following at June 30, 2020:

Line of credit	$18,576,984
Line of credit origination fees	(137,285)
Line of credit, net	$18,439,699

Line of credit, net, consisted of the following at December 31, 2019:

Line of credit	$30,548,052
Line of credit origination fees	-
Line of credit, net	$30,548,052

F-14

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

8. Related Party Transactions

Servicing fees

Servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. During the six ended June 30, 2020 and 2019, servicing fees earned by the Manager amounted to $1,300,501 and $1,041,896, respectively. As of June 30, 2020 and December 31, 2019, servicing fees payable to the Manager were $203,026 and $230,750, respectively.

Incentive fees

As described in Note 3, after payment to members of a Priority Return, the Manager is eligible to receive incentive fees. Incentive fees amounted to $78,590 and $185,679 for the six months ended June 30, 2020 and 2019, respectively. As of June 30, 2020 and December 31, 2019, the Fund had a payable to the Manager for incentive fees of $7,616 and $39,684, respectively.

Operating expenses

For the six months ended June 30, 2020 and 2019, the Manager elected to absorb all operating expenses of the Fund besides those which have been recorded in the Fund’s statement of income and changes in members’ equity.

9. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At June 30, 2020, there were 232 secured loans outstanding with 160 borrowers with the following characteristics:

Number of secured loans outstanding	232
Total secured loans outstanding	$80,276,444
Average secured loan outstanding	$346,019
Average secured loan as percent of total secured loans	0.43%
Average secured loan as percent of members’ equity	1.62%
Largest secured loan outstanding	$2,727,400
Largest secured loan as percent of total secured loans	3.40%
Largest secured loan as percent of members’ equity	12.73%
Number of secured loans over 90 days past due and still accruing interest	2

F-15

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

Approximate investment in secured loans over 90 days past due interest and still accruing interest	$1,976,976
Number of secured loans in foreclosure	2
Approximate principal of secured loans in foreclosure	$387,572
Number of secured loans on non-accrual status	1
Approximate investment in secured loans on non-accrual status	$387,572
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	1
Approximate principal of secured loans over 90 days past maturity	$387,572
Number of states where security is located	17
Number of counties where security is located	74

At June 30, 2020, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at June 30, 2020:

	Loan Balances	Percentage
California	$39,225,295	48.86%
Oregon	15,856,477	19.75%
Colorado	9,429,154	11.75%
Other **	15,765,517	19.64%
Totals	$80,276,443	100.00%

F-16

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at June 30, 2020:

	Loan Balances	Percentage
Multnomah, Oregon	$7,982,973	9.94%
Alameda, California	7,837,372	9.76%
Other **	64,456,098	80.30%
Totals	$80,276,443	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 9%.

Loans by type of property at June 30, 2020

Single family residential (1 - 4 units)	$64,255,918
Land/Construction	7,312,928
Commercial	4,771,588
Multi-family residential (5 or more units)	2,936,009
Total	$80,276,443

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at June 30, 2020:

Current (0 to 30 days)	$77,911,895
31 to 90 days	-
91 days and greater	2,364,548
Total	$80,276,443

At June 30, 2020, all of the Fund’s loans carry a term of six to 12 months; therefore the entire loan balance of $80,276,443 is scheduled to mature on or before June 30, 2021. The scheduled maturities include 3 loans totaling approximately $2,364,548 which are past maturity at June 30, 2020.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

F-17

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2019, there were 251 secured loans outstanding with 166 borrowers with the following characteristics:

Number of secured loans outstanding	251
Total secured loans outstanding	$89,805,878
Average secured loan outstanding	$357,792
Average secured loan as percent of total secured loans	0.40%
Average secured loan as percent of members’ equity	1.69%
Largest secured loan outstanding	$2,727,400
Largest secured loan as percent of total secured loans	3.04%
Largest secured loan as percent of members’ equity	12.88%
Number of secured loans over 90 days past due and still accruing interest	1
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$1,000,000
Number of secured loans in foreclosure	5
Approximate principal of secured loans in foreclosure	$2,870,000
Number of secured loans on non-accrual status	3
Approximate investment in secured loans on non-accrual status	$1,800,000
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	2
Approximate principal of secured loans over 90 days past maturity	$1,408,000
Number of states where security is located	18
Number of counties where security is located	72

F-18

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2019, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2019:

	Loan Balances	Percentage
California	$45,312,626	50.46%
Oregon	18,699,240	20.82%
Other **	25,794,012	28.72%
Totals	$89,805,878	100.00%

The various counties in which secured property is located are as follows at December 31, 2019:

	Loan Balances	Percentage
Multnomah, Oregon	$11,189,820	12.46%
Alameda, California	10,278,961	11.46%
Other **	68,337,097	76.09%
Totals	$89,805,878	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 10%.

Loans by type of property at December 31, 2019:

Single family residential (1 - 4 units)	$72,503,981
Land/Construction	10,156,566
Commercial	5,226,176
Multi-family residential (5 or more units)	1,919,155
Total	$89,805,878

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at December 31, 2019:

Current (0 to 30 days)	$88,011,635
31 to 90 days	386,359
91 days and greater	1,407,884
Total	$89,805,878

F-19

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2019, all of the Fund’s loans carry a term of six to twelve months; therefore, the entire loan balance of $89,805,878 is scheduled to mature in 2020. The scheduled maturities for 2019 include 4 loans totaling approximately $2,760,300 which are past maturity at December 31, 2019.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

10. Real Estate Held for Sale Concentrations and Characteristics

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the six months ended June 30, 2020:

Beginning balance (as of December 31, 2019)	$1,776,281
Costs of real estate acquired through or in lieu of foreclosure	1,389,821
Improvement costs	125,268
Converted to held for use	-
Sales of real estate	(90,208)
Ending balance	$3,210,162

At June 30, 2020, the real estate held for sale properties included one single family residential property in Cook County, Illinois and one single family property in Alameda County, California.

11. Rental Property

The Company rented three residential buildings during 2019 and converted one residential building from real estate held for sale to rental property during 2019.

At June 30, 2020, the rental properties included two multifamily residential properties and two single family residential properties located in Cook County, Illinois.

F-20

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2020 and 2019

(unaudited)

_________________________

12. Commitments and Contingencies

Construction loans

At June 30, 2020, the Fund had 111 approved construction loans with a total borrowing limit of approximately $17,929,765. 92 loans had undisbursed construction funds, totaling approximately $8,826,235. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

At December 31, 2019, the Fund had 140 approved construction loans with a total borrowing limit of approximately $20,149,900. 120 loans had undisbursed construction funds, totaling approximately $9,900,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

F-21

Iron Bridge Mortgage Fund, LLC

(An Oregon Limited Liability Company)

Financial Statements

December 31, 2019, 2018, and 2017

F-22

INDEPENDENT AUDITOR'S REPORT

To the Members

Iron Bridge Mortgage Fund, LLC

Portland, Oregon

We have audited the accompanying financial statements of Iron Bridge Mortgage Fund, LLC (an Oregon limited liability company) (the "Fund"), which comprise the balance sheets as of December 31, 2019, 2018 and 2017, and the related statements of income and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Iron Bridge Mortgage Fund, LLC as of December 31, 2019, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As described in Note 2 to the financial statements, the Fund has adopted ASU 2014-09, Revenues from Contracts with Customers (Topic 606). Our opinion is not modified with respect to that matter.

ArmaninoLLP
San Ramon, California
March 6, 2020

F-23

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Balance Sheets

December 31, 2019, 2018, and 2017

	2019	2018	2017
ASSETS
Cash and cash equivalents	$880,205	$588,576	$684,316
Mortgage interest receivable	811,812	705,950	1,257,834
Mortgage loans receivable, net	88,122,933	67,316,102	67,090,684
Real estate held for sale	1,776,281	3,315,361	4,795,566
Rental property, net	7,111,371	6,414,813	-

Total assets	$98,702,602	$78,340,802	$73,828,400

LIABILITIES AND MEMBERS' EQUITY

Liabilities
Accounts payable and other accrued liabilities	$76,918	$34,196	$23,925
Servicer fees payable	230,750	181,531	176,575
Incentive fees payable	39,684	40,630	62,101
Interest payable	377,506	350,453	325,809
Notes payable - junior notes	24,924,078	28,386,836	33,805,946
Notes payable - senior notes	20,914,989	8,066,007	-
Line of credit, net	30,548,052	20,778,689	19,014,051
Deferred interest	407,599	178,348	214,866
Total liabilities	77,519,576	58,016,690	53,623,273

Members' equity	21,183,026	20,324,112	20,205,127
Total liabilities and members' equity	$98,702,602	$78,340,802	$73,828,400

The accompanying notes are an integral part of these financial statements.

F-24

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Income and Changes in Members' Equity

For the Years Ended December 31, 2019, 2018, and 2017

	2019	2018	2017
Revenues
Mortgage interest income	$10,273,630	$10,180,734	$10,838,524
Rental property income	563,366	123,333	-
Other income	725,483	625,008	770,173
Total revenues	11,562,479	10,929,075	11,608,697

Operating expenses
Interest expense	4,215,198	3,966,099	4,171,237
Servicer fees	2,351,619	2,117,918	2,126,956
Incentive fees	396,734	805,848	909,476
Provision for losses on loans	776,382	90,275	56,753
Professional fees	268,354	405,165	310,568
Real estate holding costs	436,737	221,778	334,164
Other	487,701	420,329	588,581
Total operating expenses	8,932,725	8,027,412	8,497,735

Other expense
Loss on sale of real estate held for sale	(118,126)	(12,160)	(204,293)
Total other expense	(118,126)	(12,160)	(204,293)

Income before income tax and LLC fees	2,511,628	2,889,503	2,906,669
Income tax and LLC fees	9,854	8,517	7,557

Net income	2,501,774	2,880,986	2,899,112

Members' equity, beginning of year	20,324,112	20,205,127	19,006,249
Members' contributions	4,650,984	3,262,891	6,316,979
Members' earning distributions	(1,088,804)	(76,634)	(391,887)
Members' capital withdrawals	(5,205,040)	(5,948,258)	(7,625,326)

Members' equity, end of year	$21,183,026	$20,324,112	$20,205,127

The accompanying notes are an integral part of these financial statements.

F-25

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cash Flows

For the Years Ended December 31, 2019, 2018, and 2017

	2019	2018	2017
Cash flows from operating activities
Net income	$2,501,774	$2,880,986	$2,899,112
Adjustments to reconcile net income to
net cash provided by operating activities
Provision for losses on loans	776,382	90,275	56,753
Amortization of deferred loan origination fees	(1,856,751)	(1,942,449)	(1,530,373)
Depreciation	65,069	-	-
Loss on sales of real estate held for sale	118,126	12,160	204,293
Junior notes interest expense converted to debt	1,504,004	1,542,040	1,865,904
Senior notes interest expense converted to debt	444,058	119,820	-
Change in operating assets and liabilities
Mortgage interest receivable	(105,862)	8,875	(490,453)
Accounts payable and other accrued liabilities	42,722	10,271	(10,018)
Servicer fees payable	49,219	4,956	1,486
Incentive fees payable	(946)	(21,471)	(4,654)
Interest payable	27,053	24,644	(46,184)
Deferred interest	229,251	(36,518)	(3,541)
Net cash provided by operating activities	3,794,099	2,693,589	2,942,325

Cash flows from investing activities
Loans funded	(126,287,083)	(109,858,712)	(91,436,310)
Principal collected on loans	106,560,621	106,926,010	90,414,283
Improvement costs on real estate held for sale	(574,298)	(2,543,844)	(2,084,631)
Improvement costs on rental property	(452,297)	-	-
Proceeds from sales of real estate held for sale	1,685,922	2,699,543	1,083,222
Net cash used in investing activities	(19,067,135)	(2,777,003)	(2,023,436)

Cash flows from financing activities
Borrowings on notes payable - junior notes	435,584	3,818,808	3,054,095
Repayments on notes payable - junior notes	(6,638,997)	(12,376,682)	(8,170,061)
Borrowings on notes payable - senior notes	15,624,286	7,614,294	-
Repayments on notes payable - senior notes	(3,219,362)	316,618	-
Net borrowings on line of credit	9,769,363	1,764,638	5,719,541
Members' contributions	4,650,984	3,262,891	5,441,979
Members' earnings distributions	(1,088,804)	(76,634)	(391,887)
Members' capital withdrawals	(3,968,389)	(4,336,259)	(6,092,781)
Net cash provided by (used in) financing activities	15,564,665	(12,326)	(439,114)

Net increase (decrease) in cash and cash equivalents	291,629	(95,740)	479,775
Cash and cash equivalents, at beginning of year	588,576	684,316	204,541
Cash and cash equivalents, at end of year	$880,205	$588,576	$684,316

Supplemental disclosures of cash flow information
Cash paid for interest	$4,188,144	$3,941,456	$4,217,421
Cash paid for income tax and LLC fees	$9,854	$8,517	$7,557

Supplemental disclosure of non-cash investing and financing transactions
Mortgage loans receivable converted to real estate held for sale	$-	$4,724,057	$1,458,795
Mortgage interest receivable transferred to real estate held for sale	$-	$378,410	$73,442
Sale of real estate financed with mortgage loan receivable	$-	$-	$458,971
Real estate held for sale converted to rental property	$309,327	$-	$-
Notes payable - converted to members' equity	$-	$-	$875,000
Members' equity converted to notes payable	$1,236,651	$1,611,999	$1,532,545

The accompanying notes are an integral part of these financial statements.

F-26

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

1. Organization

Iron Bridge Mortgage Fund, LLC (the "Fund") is an Oregon limited liability company that was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be secured, in whole or in part, by real or personal property throughout the United States. The Fund is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the "Manager"). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund's financial position and results of operations would likely be different absent this relationship with the Manager.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management's best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. The real estate and mortgage lending financial markets have stabilized with many of the markets for which the Fund has loans and related loan collateral showing signs of appreciating fair values for the years presented. However, should these markets experience significant declines, the resulting collateral values of the Fund's loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund's actual loan losses and proceeds from the sales of real estate held could differ significantly from management's current estimates.

F-27

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund's lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan's effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

Loans and the related accrued interest are analyzed on a periodic basis for recoverability. Delinquencies are identified and followed as part of the loan system. A provision is made for loan losses to adjust the allowance for loan losses to an amount considered by management to be adequate, with due consideration to collateral value, to provide for unrecoverable loans and receivables, including impaired loans, accrued interest and advances on loans. As a collateral-based lender, the Fund does not consider credit risks which may be inherent in a further segmented loan portfolio as a basis for determining the adequacy of its allowance for loan losses but rather focuses solely on the underlying collateral value of the loans in its portfolio to do so. As a result, the Fund does not consider further segmentation of its loan portfolio and related disclosures necessary. The Fund writes off uncollectible loans and related receivables directly to the allowance for loan losses once it is determined that the full amount is not collectible.

F-28

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

2. Summary of Significant Accounting Policies (continued)

Rental property

Rental property is recorded at cost and allocated between land and building based upon their relative fair values at acquisition. Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Investment costs are capitalized while activities are ongoing to prepare an asset for its intended use. Expenditures for repairs and maintenance are charged to expense when incurred.

Depreciation begins once the asset is ready to be placed into service and is recorded on a straight-line basis over the estimated useful lives of the assets. Buildings and improvements are depreciated over periods ranging from 15 to 27.5 years.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Fund records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

Fair value measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Fund determines the fair values of its assets and liabilities based on a fair value hierarchy that includes three levels of inputs that may be used to measure fair value (Level 1, Level 2 and Level 3).

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Fund's own assumptions about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Fund's own data.

F-29

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

The Fund does not record loans at fair value on a recurring basis but uses fair value measurements of collateral security in the determination of its allowance for loan losses. The fair value for real estate owned and impaired secured loans is determined using the sales comparison, income and other commonly used valuation approaches.

The following table reflects the Fund's assets measured at fair value on a non-recurring basis during the year ended December 31, 2019:

Item	Level 1	Level 2	Level 3	Total
Real estate held for sale	$-	$-	$1,776,281	$1,776,281

The following table reflects the Fund's assets measured at fair value on a non-recurring basis during the year ended December 31, 2018:

Item	Level 1	Level 2	Level 3	Total
Real estate held for sale	$-	$-	$3,315,361	$3,315,361

The following table reflects the Fund's assets measured at fair value on a non-recurring basis during the year ended December 31, 2017:

Item	Level 1	Level 2	Level 3	Total
Real estate held for sale	$-	$-	$4,795,566	$4,795,566

The following methods and assumptions were used to estimate the fair value of assets and liabilities:

(a)

Secured loans (Level 2 and Level 3). For loans in which a specific allowance is established based on the fair value of the collateral, the Fund records the loan as nonrecurring Level 2 if the fair value of the collateral is based on an observable market price or a current appraised value. If an appraised value is not available or the fair value of the collateral is considered impaired below the appraised value and there is no observable market price, the Fund records the loan as nonrecurring Level 3.

F-30

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

2. Summary of Significant Accounting Policies (continued)

Fair value measurements (continued)

(b)

Real estate held for sale (Level 2 and Level 3). At the time of foreclosure, real estate held for sale is recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at the property's estimated fair value, less estimated costs to sell, as applicable. The Fund periodically compares the carrying value of real estate held for use to expected undiscounted future cash flows for the purpose of assessing the recoverability of the recorded amounts. If the carrying value exceeds future undiscounted cash flows, the assets are reduced to estimated fair value. If the future undiscounted cash flows of real estate held for use exceed the carrying value or the fair value less estimated costs to sell for other than held for use real estate exceeds the carrying value, the asset value is recaptured to the estimated fair value, but not to exceed the original basis in the property after reversion. The Fund records real estate held for sale as nonrecurring Level 2 if the fair value of the real estate held for sale is based on an observable market price or a current appraised value. If an appraised value is not available and there is no observable market price, the Fund records real estate held for sale as nonrecurring Level 3.

Real estate held for sale

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at the lower of the recorded investment in the loan, plus any senior indebtedness, or at fair value less estimated selling cost at the date of foreclosure if the plan of disposition is by way of sale. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell.

Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized.

Impairment losses of real estate held and held for sale are measured as the amount by which the carrying amount of a property exceeds its fair value less estimated costs to sell. Impairment losses of real estate held for use are determined by comparing the expected future undiscounted cash flows of the property, including any costs that must be incurred to achieve those cash flows, to the carrying amount of the property. If those net cash flows are less than the carrying amount of the property, impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations.

F-31

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

2. Summary of Significant Accounting Policies (continued)

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $637,277, $458,490, and $430,040 at December 31, 2019, 2018, and 2017, respectively, have been included in mortgage loans receivable, net, on the accompanying balance sheets. Deferred loan origination fees of $1,856,751, $1,942,449, and $1,530,373 in 2019, 2018, and 2017, respectively, were amortized into income during each applicable year.

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the balance sheets as a direct deduction from the carrying amount of the line of credit.

Subscription liability

The Fund accepts subscription agreements and funds from prospective investors who wish to become members of the Fund. If approved for admittance into the Fund, the subscription funds are maintained in a separate subscription account until such time as the funds are needed in the normal course of the Fund's operations. Due to the calculation of the incentive fee, the Fund does not allow mid-month contributions or withdrawals. If the subscription funds are needed in the normal course of the Fund's operations on any day other than the first day of the month, the subscription funds will be borrowed at an annual rate of 6% for the odd days within the month the borrowing took place. After the monthly distribution is processed, the subscription fund borrowings, plus any interest accrued thereon, will be recognized as member contributions on behalf of the subscribing member. There were no subscription fund borrowings as of December 31, 2019, 2018, and 2017.

Income taxes

The Fund is a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Fund as an entity. Individual members report on their federal and state income tax returns their share of Fund income, gains, losses, deductions and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes besides the applicable minimum state tax or fees would be reflected in the accompanying financial statements.

F-32

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

2. Summary of Significant Accounting Policies (continued)

Income taxes (continued)

The Fund has evaluated its current tax positions and has concluded that as of December 31, 2019, 2018, and 2017 the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Change in accounting principle

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenues from Contracts with Customers (Topic 606). The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In effect, companies are required to exercise further judgment and make more estimates prospectively. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. ASU No. 2014-09 was effective January 1, 2019 for the Fund. The Fund has evaluated the new guidance and determined that interest income and income from servicing mortgage loans are outside the scope of ASC No. 606. The Fund also determined that fee income on residential mortgage loan originations is outside the scope of ASC No. 606 as it continues to be accounted for in accordance with ASC No. 948. As a result, the adoption of ASU No. 2014-09 did not have a material impact on its financial statements.

Subsequent events

The Fund has evaluated subsequent events through March 6, 2020, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Fund's financial statements.

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The following description of the Fund's operating agreement provides only general information. Members should refer to the Fund's operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

F-33

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

3. Fund Provisions (continued)

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least seventy five percent of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions and incentive fees

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 10% per annum non-guaranteed priority return ("Priority Return") on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 50% to the Fund's members, including the Manager to the extent it holds memberships interests, and 50% to the Manager as an incentive fee. The Manager earned $396,734, $805,848, and $909,476 in incentive fees during 2019, 2018, and 2017, respectively, as the Fund's return exceeded the Priority Return in every month in 2019, 2018, and 2017.

Reinvestment

Members have the option to compound their proportionate share of the Fund's monthly earnings.

Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

F-34

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

3. Fund Provisions (continued)

A member may withdraw as a member of the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member has been a member of the Fund for a period of at least six (6) months; (ii) the member provides the Fund with a written request for a return of capital at least 60 days prior to such withdrawal; and (iii) the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units or a minimum withdrawal request of 25,000 units, if their capital balance is greater than 50,000 units at the time the withdrawal is honored. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund's then cash flow, financial condition, compliance with regulatory and other limitations, such as ERISA thresholds, and prospective loans. If the Manager determines that there is available cash, the Manager shall honor such withdrawal request in accordance with the conditions stated above. Notwithstanding the foregoing, the Manager may, in its sole discretion, waive such withdrawal requirements or penalties if a member is experiencing undue hardship.

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at December 31, 2019:

Outstanding mortgage loans receivable	$89,805,878
Unamortized deferred loan origination fees	(637,277)
Allowance for loan losses	(1,045,668)
Mortgage loans receivable, net	$88,122,933

Mortgage loans receivable, net, consisted of the following at December 31, 2018:

Outstanding mortgage loans receivable	$68,590,539
Unamortized deferred loan origination fees	(458,490)
Allowance for loan losses	(815,947)
Mortgage loans receivable, net	$67,316,102

Mortgage loans receivable, net, consisted of the following at December 31, 2017:

Outstanding mortgage loans receivable	$68,410,996
Unamortized deferred loan origination fees	(430,040)
Allowance for loan losses	(890,272)
Mortgage loans receivable, net	$67,090,684

F-35

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

4. Mortgage Loans Receivable, Net (continued)

Activity in the allowance for loan losses was as follows for the years ended December 31, 2017, 2018, and 2019:

2017 Beginning balance	$1,150,469
Provision for loan losses	56,753
Write-offs	(316,950)
2017 Ending balance	890,272

Provision for loan losses	90,275
Write-offs	(164,600)

2018 Ending balance	$815,947

Provision for loan losses	776,382
Write-offs	(546,661)

2019 Ending balance	$1,045,668

Allocation of the allowance for loan losses by collateral type as of December 31, 2019 consisted of the following (allocation of allowance is not an indication of expected future use):

Single family residential (1 - 4 units)	$844,211
Land/Construction	118,259
Commercial	60,852
Multi-family residential (5 or more units)	22,346
Total	$1,045,668

Allocation of the allowance for loan losses by collateral type as of December 31, 2018 consisted of the following (allocation of allowance is not an indication of expected future use):

Single family residential (1 - 4 units)	$686,885
Land/Construction	113,893
Multi-family residential (5 or more units)	15,169
Total	$815,947

F-36

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

4. Mortgage Loans Receivable, Net (continued)

Allocation of the allowance for loan losses by collateral type as of December 31, 2017 consisted of the following (allocation of allowance is not an indication of expected future use):

Single family residential (1 - 4 units)	$677,678
Land/Construction	212,279
Multi-family residential (5 or more units)	315
Total	$890,272

5. Notes Payable - Junior Notes

The junior note program is a private debt offering by the Fund. Between April and September 2017, the Fund refinanced all junior notes from an interest rate of 10% to 8%. Between March and October 2019, the Fund refinanced all junior notes from an interest rate of 8% to 7%. The junior notes are secured by all assets of the Fund and are junior to the senior notes (see Note 6) and the line of credit balance held (see Note 7). The junior noteholders are given the option to reinvest their earned interest back into the note on a monthly basis. All junior notes hold a six-month maturity. Upon maturity, all junior noteholders have the option to renew their notes for another six-month term. As of December 31, 2019, 2018, and 2017, the notes payable within the junior note program held balances of $24,924,078, $28,386,836, and $33,805,946, respectively.

Interest expense on these notes amounted to $2,001,380, $2,256,675, and $3,095,246 for the years ended December 31, 2019, 2018, and 2017, respectively.

6. Notes Payable – Senior Notes

On March 1, 2018, the Company commenced a private debt offering of 6% Senior Secured Demand Notes. The offering was qualified by the Security and Exchange Commission in February 2018.

As of December 31, 2019, and 2018, the notes payable within the senior note program held a balance of $20,914,989 and $8,066,007, respectively.

Interest expense on these notes amounted to $896,365 and $254,860 for the years ended December 31, 2019 and 2018, respectively.

F-37

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

7. Line of Credit, Net

On January 31, 2013, the Fund entered into a revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $5,000,000. The agreement was subject to a borrowing base calculation and was secured by substantially all of the Fund's assets. On April 30, 2014, the line of credit was extended and increased to include a maximum borrowing limit of $10,000,000. On December 11, 2015, the line of credit was extended and increased to include a maximum borrowing limit of $12,000,000. The annual interest rate was equal to the greater of 4.75% plus the 90-day LIBOR rate from time to time in effect or 5.75%. The interest rate as of December 31, 2015 was 5.50%.

During December 2015, the Fund entered into a new revolving line of credit agreement with a financial institution that included a maximum borrowing limit of $20,000,000. The credit agreement took effect on January 5, 2016. On March 20, 2017, the line of credit was amended to increase the borrowing limit to $25,000,000. The agreement is subject to a borrowing base calculation and is secured by substantially all of the Fund's assets. The annual interest rate was equal to the greater of 4.50% plus the one-month LIBOR rate from time to time in effect or 4.75%. On January 1, 2018, the line of credit was extended to January 1, 2020, the maximum borrowing limit was increased from $25,000,000 to $40,000,000, and the interest rate was lowered from one-month LIBOR plus 4.50% to one-month LIBOR plus 4.00%. On January 24, 2019, the line of credit was amended to lower the interest rate from one-month LIBOR plus 4.0% to one-month LIBOR plus 3.5%. On April 16, 2019, the line of credit was amended to lower the interest rate from one-month LIBOR plus 3.5% to one-month LIBOR plus 3.125%. On December 5, 2019, the Fund extended the line of credit to March 1, 2020. On February 24, 2020, the Fund extended the line of credit to March 1, 2022.

As of December 31, 2019, 2018, and 2017 the outstanding balance on the line of credit was $30,548,052, $20,858,384, and $19,020,350, respectively. The interest rate as of December 31, 2019, 2018 and 2017 was 4.82%, 6.50% and 6.06%, respectively. Interest expense on the line of credit amounted to $1,317,453, $1,454,564, and $1,075,991, for the years ended December 31, 2019, 2018, and 2017, respectively.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at December 31, 2019, 2018, and 2017.

Line of credit, net, consisted of the following at December 31, 2019:

Line of credit	$30,548,052
Line of credit unamortized origination fees	-
Line of credit, net	$30,548,052

F-38

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

7. Line of Credit, Net (continued)

Line of credit, net, consisted of the following at December 31, 2018:

Line of credit	$20,858,384
Line of credit unamortized origination fees	(79,695)
Line of credit, net	$20,778,689

Line of credit, net, consisted of the following at December 31, 2017:

Line of credit	$19,020,350
Line of credit unamortized origination fees	(6,299)
Line of credit, net	$19,014,051

8. Related Party Transactions

Servicing fees

Servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. Servicing fees earned by the Manager amounted to $2,351,619, $2,117,918, and $2,126,956, for the years ended December 31, 2019, 2018, and 2017, respectively. Servicing fees payable to the Manager amounted to $230,750, $181,531, and $176,575 as of December 31, 2019, 2018, and 2017, respectively.

Incentive fees

As described in Note 3, after payment to members of a Priority Return, the Manager is eligible to receive incentive fees. Incentive fees amounted to $396,734, $805,848, and $909,476 for the years ended December 31, 2019, 2018, and 2017, respectively. The Fund had a payable to the Manager for incentive fees of $39,684, $40,630, and $62,101 at December 31, 2019, 2018, and 2017, respectively.

F-39

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

8. Related Party Transactions (continued)

Operating expenses

For the years ended December 31, 2019, 2018, and 2017, the Manager elected to absorb all operating expenses of the Fund besides those which have been recorded in the Fund's statements of income and changes in members' equity.

9. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2019, there were 251 secured loans outstanding with 166 borrowers with the following characteristics:

Number of secured loans outstanding	251
Total secured loans outstanding	$89,805,878
Average secured loan outstanding	$357,792
Average secured loan as percent of total secured loans	0.40%
Average secured loan as percent of members' equity	1.69%
Largest secured loan outstanding	$2,727,400
Largest secured loan as percent of total secured loans	3.04%
Largest secured loan as percent of members' equity	12.88%
Number of secured loans over 90 days past due and still accruing interest	1
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$1,000,000
Number of secured loans in foreclosure	5
Approximate principal of secured loans in foreclosure	$2,870,000
Number of secured loans on non-accrual status	3
Approximate investment in secured loans on non-accrual status	$1,800,000
Number of secured loans considered to be impaired	-

F-40

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

9. Loan Concentrations and Characteristics (continued)

Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	2
Approximate principal of secured loans over 90 days past maturity	$1,408,000
Number of states where security is located	18
Number of counties where security is located	72

At December 31, 2019, all of the Fund's loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2019:

State	Loan Balances	Percentage
California	$45,312,626	50.46%
Oregon	18,699,240	20.82%
Other **	25,794,012	28.72%

Totals	$89,805,878	100.00%

The various counties in which secured property is located are as follows at December 31, 2019:

County	Loan Balances	Percentage
Multnomah, Oregon	$11,189,820	12.46%
Alameda, California	10,278,961	11.45%
Other **	68,337,097	76.09%
Totals	$89,805,878	100.00%

** None of the states or counties included in the "Other" categories above include loan concentrations greater than 10%.

F-41

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

9. Loan Concentrations and Characteristics (continued)

Loans by type of property

Single family residential (1 - 4 units)	$72,503,981
Land/Construction	10,156,566
Commercial	5,226,176
Multi-family residential (5 or more units)	1,919,155
$89,805,878

The schedule below reflects the balances of the Fund's secured loans with regards to the aging of interest payments due at December 31, 2019:

Current (0 to 30 days)	$88,011,635
31 to 90 days	386,359
91 days and greater	1,407,884
$89,805,878

At December 31, 2019, all of the Fund's loans carry a term of six to twelve months; therefore, the entire loan balance of $89,805,878 is scheduled to mature in 2020. The scheduled maturities for 2019 include 4 loans totaling approximately $2,760,300 which are past maturity at December 31, 2019.

It is the Fund's experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2018, there were 187 secured loans outstanding with 135 borrowers with the following characteristics:

Number of secured loans outstanding	187
Total secured loans outstanding	$68,590,539
Average secured loan outstanding	$366,794
Average secured loan as percent of total secured loans	0.53%
Average secured loan as percent of members' equity	1.80%
Largest secured loan outstanding	$2,727,400
Largest secured loan as percent of total secured loans	3.98%
Largest secured loan as percent of members' equity	13.42%

F-42

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

9. Loan Concentrations and Characteristics (continued)

Number of secured loans over 90 days past due and still accruing interest	3
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$1,800,000
Number of secured loans in foreclosure	4
Approximate principal of secured loans in foreclosure	$3,100,000
Number of secured loans on non-accrual status	2
Approximate investment in secured loans on non-accrual status	$1,600,000
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	2
Approximate principal of secured loans over 90 days past maturity	$1,600,000
Number of states where security is located	18
Number of counties where security is located	55

At December 31, 2018, all of the Fund's loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2018:

State	Loan Balances	Percentage
California	$36,396,871	53.06%
Oregon	11,155,240	16.27%
Other **	21,038,428	30.67%

Totals	$68,590,539	100.00%

F-43

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

9. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at December 31, 2018:

County	Loan Balances	Percentage
Alameda, California	$14,375,401	20.96%
Multnomah, Oregon	7,763,739	11.32%
Other **	46,451,399	67.72%
Totals	$68,590,539	100.00%

** None of the states or counties included in the "Other" categories above include loan concentrations greater than 10%.

Loans by type of property

Single family residential (1 - 4 units)	$57,741,243
Land/Construction	9,574,171
Multi-family residential (5 or more units)	1,275,125
$68,590,539

The schedule below reflects the balances of the Fund's secured loans with regards to the aging of interest payments due at December 31, 2018:

Current (0 to 30 days)	$65,498,665
31 to 90 days	1,465,532
91 days and greater	1,626,342
$68,590,539

At December 31, 2018, all of the Fund's loans carry a term of six to twelve months; therefore, the entire loan balance of $68,590,539 is scheduled to mature in 2019. The scheduled maturities for 2018 include 4 loans totaling approximately $3,100,000 which are past maturity at December 31, 2018.

It is the Fund's experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash.

The loans are secured by recorded deeds of trust or mortgages. At December 31, 2017, there were 232 secured loans outstanding with 151 borrowers with the following characteristics:

Number of secured loans outstanding	232
Total secured loans outstanding	$68,410,996

F-44

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

9. Loan Concentrations and Characteristics (continued)

Average secured loan outstanding	$294,875
Average secured loan as percent of total secured loans	0.43%
Average secured loan as percent of members' equity	1.46%
Largest secured loan outstanding	$1,523,800
Largest secured loan as percent of total secured loans	2.23%
Largest secured loan as percent of members' equity	7.54%
Number of secured loans over 90 days past due and still accruing interest	8
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$3,500,000
Number of secured loans in foreclosure	9
Approximate principal of secured loans in foreclosure	$4,500,000
Number of secured loans on non-accrual status	6
Approximate investment in secured loans on non-accrual status	$3,400,000
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Approximate amount of foregone interest on loans considered to be impaired	$-
Estimated amount of impairment on loans considered to be impaired (included in the allowance for loan losses)	$-
Number of secured loans over 90 days past maturity	9
Approximate principal of secured loans over 90 days past maturity	$5,400,000
Number of states where security is located	17
Number of counties where security is located	61

F-45

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2017, all of the Fund's loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2017:

State	Loan Balances	Percentage
California	$26,746,441	39.10%
Oregon	16,181,682	23.65%
Illinois	9,050,185	13.23%
Other **	16,432,688	24.02%

Totals	$68,410,996	100.00%

The various counties in which secured property is located are as follows at December 31, 2017:

County	Loan Balances	Percentage
Alameda, California	$14,858,394	21.72%
Multnomah, Oregon	8,852,996	12.94%
Cook, Illinois	6,991,661	10.22%
Other **	37,707,945	55.12%
Totals	$68,410,996	100.00%

** None of the states or counties included in the "Other" categories above include loan concentrations greater than 10%.

Loans by type of property
Single family residential (1 - 4 units)	$52,074,687
Land/Construction	16,312,127
Multi-family residential (5 or more units)	24,182
$68,410,996

The schedule below reflects the balances of the Fund's secured loans with regards to the aging of interest payments due at December 31, 2017:

Current (0 to 30 days)	$60,471,320
31 to 90 days	1,751,300
91 days and greater	6,188,376
$68,410,996

F-46

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

9. Loan Concentrations and Characteristics (continued)

At December 31, 2017, all of the Fund's loans carry a term of six to twelve months; therefore, the entire loan balance of $68,410,996 is scheduled to mature in 2018. The scheduled maturities for 2018 include 19 loans totaling approximately $7,300,000 which are past maturity at December 31, 2017.

It is the Fund's experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

10. Real Estate Held for Sale Concentrations and Characteristics

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the year ended December 31, 2019:

Beginning balance	$3,315,361
Improvement costs	706,352
Converted to held for use	(441,384)
Sales of real estate	(1,804,048)
Ending balance	$1,776,281

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the year ended December 31, 2018:

Beginning balance	$4,795,566
Costs of real estate acquired through or in lieu of foreclosure	5,102,467
Improvement costs	2,543,844
Converted to held for use	(6,414,813)
Sales of real estate	(2,711,703)
Ending balance	$3,315,361

F-47

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

10. Real Estate Held for Sale Concentrations and Characteristics (continued)

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the year ended December 31, 2017:

Beginning balance	$2,925,184
Costs of real estate acquired through or in lieu of foreclosure	1,532,237
Improvement costs	2,084,631
Sales of real estate	(1,746,486)
Ending balance	$4,795,566

At December 31, 2019, the real estate held for sale properties included one single family residential property in Alameda County, California.

At December 31, 2018, the real estate held for sale properties included five single family residential properties in Cook County, Illinois and one single family property in Alameda County, California.

At December 31, 2017, the real estate held for sale properties included two multi-family residential properties in Cook County, Illinois and five single family residential properties in Cook County, Illinois.

11. Rental Property

The Company rented three residential buildings during 2019 and converted one residential building from real estate held for sale to rental property during 2019.

Rental property consisted of the following:

Land	$32,461
Buildings and building improvements	7,143,979
7,176,440
Accumulated depreciation and amortization	(65,069)
$7,111,371

F-48

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

11. Rental Property (continued)

The Company renovated and rented three residential buildings during 2018, which were converted from real estate held for sale to rental property as of December 31, 2018.

Rental property consisted of the following:

Land	$29,113
Buildings	6,385,700
6,414,813
Accumulated depreciation and amortization	-
$6,414,813

At December 31, 2019, the rental properties included two multi-family residential properties and two single family residential properties located in Cook County, Illinois.

At December 31, 2018, the rental properties included two multi-family residential properties and one single family residential property located in Cook County, Illinois.

At December 31, 2017, there were no rental properties.

Depreciation expense for the year ended December 31, 2019 amounted to $65,069.

12. Future Minimum Rent Receivable

The Fund has entered into various lease agreements with tenants that generally do not exceed a lease term of one year. The minimum future cash rents receivable under non-cancelable operating leases are approximately $290,000 as of December 31, 2019.

13. Commitments and Contingencies

Construction loans

At December 31, 2019, the Fund had 140 approved construction loans with a total borrowing limit of approximately $20,149,900. 120 loans had undisbursed construction funds, totaling approximately $9,900,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

F-49

IRON BRIDGE MORTGAGE FUND, LLC

Notes to Financial Statements

December 31, 2019, 2018, and 2017

_________________________

13. Commitments and Contingencies (continued)

Construction loans (continued)

At December 31, 2018, the Fund had 107 approved construction loans with a total borrowing limit of approximately $18,400,000. 87 loans had undisbursed construction funds, totaling approximately $9,500,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

At December 31, 2017, the Fund had 148 approved construction loans with a total borrowing limit of approximately $22,000,000. 94 loans had undisbursed construction funds, totaling approximately $7,650,000. Disbursements are made at various completed phases of the construction project. Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Undistributed amounts will be funded by a combination of new note program borrowings, line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

F-50